貝克・麥堅時律師事務所

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

07026080

RECEIVED
2007 AUG 20 A 9:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our ref: 32002208-000004

By Hand

August 15, 2007

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

**CHINA SHIPPING 12g3-2(b)**
**File No. 82-34857**

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

**Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)**

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated August 10, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Vincent Wang

Joyce Ip / Vincent Wang

Encl.

PROCESSED
AUG 23 2007
THOMSON FINANCIAL

## Annex 1

**A List of Documents Made Public**
**in connection with the Listing since our last submission on August 10, 2007:**

1. Circular - (1) Proposed A Share Issue; (2) Proposed Bonus Issue; (3) Proposed appointment of independent non-executive Director and adjustment of the composition of the Supervisory Committee; (4) Proposed amendments to the Articles of Association and adoption of certain rules of procedure and the Fair Decision-Making System for Connected Transactions Closure of books and Notice of EGM/Foreign Shareholders Class Meeting, released on August 15, 2007.

2. Notice of Extraordinary General Meeting, released on August 15, 2007.

3. Notice of Foreign Shareholders Class Meeting, released on August 15, 2007.

4. Form of Proxy for Extraordinary General Meeting To Be Held on Saturday, 29 September 2007, released on August 15, 2007.

5. Form of Proxy for Foreign Shareholders Class Meeting To Be Held on Saturday, 29 September, 2007, released on August 15, 2007.

6. Reply Slip (for Extraordinary General Meeting), released on August 15, 2007.

7. Reply Slip (for Foreign Shareholders Class Meeting), released on August 15, 2007.





# 中海集裝箱運輸股份有限公司
# China Shipping Container Lines Company Limited*

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 2866)**

## NOTICE OF EXTRAODINARY GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that an extraordinary general meeting ("**EGM**") of China Shipping Container Lines Company Limited ("**Company**") will be held at 9:30 a.m. on Saturday, 29 September 2007 (or immediately after the conclusion or adjournment of the Foreign Shareholders Class Meeting and the Domestic Shareholders Class Meeting) at Conference Room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China ("**PRC**") to consider and, if thought fit, to pass the following resolutions. Unless otherwise indicated, capitalized terms used herein shall have the same meanings as those defined in the Circular of the Company dated 15 August 2007:

### Special Resolutions

**1. Proposal for Initial Public Offering and Listing of A Shares**

To cope with market competition and strengthen industry leadership, the Company keeps increasing capital expenditure for vessels and containers, step ups developing sea routes and building up sea route brands, and extends and intensifies foreign cooperation, all of which entail greater capital strength and financing efficiency. To that end, the Company plans initial public offering and listing of A Shares ("the Offering of A Shares"). The return to the A Share market may diversify the financing channels of the Company and provide the Company with greater margin in the selection of financial channels in the future. Also, as the customer group of the Company is mainly based in China, the return to the A Share market may enhance the brand influence and promote the sea route optimization strategy of the Company. The specific scheme of the Offering of A Shares is:

(a) Type of shares to be offered: RMB ordinary shares (A Shares)

(b) Number of A Shares to be offered: Not more than the higher of (i) 1,507,500,000 A Shares; or (ii) 20% of the enlarged issued share capital of the Company immediately after completion of the proposed A Share Issue and the Bonus Issue, assuming that the Bonus Issue is declared.

The final number of A Shares to be issued shall be determined by the Board based on the approval to be obtained from the CSRC and as authorized by the Shareholders at the EGM and separate Class Meetings, having regard to the relevant market conditions.

(c) Par value: RMB1.00 per share

(d) Target subscribers: Qualified strategic investors and investors subject to market consultation who comply with the requirements of the CSRC, and natural persons, legal persons and other investors who have opened A share accounts with the Shanghai Stock Exchange (except those who are prohibited by the PRC laws, regulations and other regulatory requirements which an issuer is required to comply with).

(e) Place of listing: Shanghai Stock Exchange

(f) Methods of issue: The proposed A Share Issue shall be conducted via a combination of placement through (i) allotment to strategic investors; (ii) offline offering to investors subject to market consultation; and (iii) placement through online subscription; or other methods of issue approved by the CSRC.

(g) Price determination method: The issue price range will be determined based on prevailing market conditions of the PRC securities market at the time when the A Share Issue takes place, by way of market pricing consultation mechanism or any other price determination method approved by the CSRC. The issue price will be determined by the Company and the underwriters according to the market conditions at the time of the A Share Issue.

(h) Use of proceeds: The net proceeds of the offering of A Shares after deduction of offering expenses will be used to (i) construct container vessels; (ii) purchase assets related to container transportation business; (iii) strengthen the Company's working capital base; and (iv) repay bank loans.

(i) Plan for distribution of distributable profit before offering: Shareholders in the Offering of A Shares are not entitled to the distributable profit of the Group as at 30 June 2007. The distributable profit from 1 July 2007 to the day preceding the Offering of A Shares shall be shared by existing and new shareholders after A Shares are offered.

(j) Validity period of the resolution: The resolution on the Offering of A Shares shall be valid for 12 months since its adoption at the general meeting

(k) Scope of authorization for the Board in the Offering of A Shares: (i) The Board is granted full right to decide and handle matters relating to the Offering of A Shares and listing (including but not limited to deciding the offering time, quantity, method, pricing method, price, target subscribers, number and percentage of A Shares offered to the respective subscribers); (ii) The Board is granted full right to sign the documents needed for the Offering of A Shares and listing (including but not limited to the prospectus, summary of the prospectus, sponsorship agreement, listing agreement and various announcements); (iii) The Board is authorized to amend the Articles of Association of the Company in line with the Offering of A Shares, and go through relevant examination, approval and registration formalities; (iv) The Board may propose to the general meeting to authorize the Board to decide and execute matters relating to using the proceeds from the Offering of A Shares to construct container vessels; purchase assets related to container transportation business; strengthen the Company's working capital base; and repay bank loans (including but not limited to specific project, value, execution time and method); (v) The Board is authorized to go through other necessary formalities relating to the Offering of A Shares and listing, take other necessary actions relating to the Offering of A Shares and listing, and upon completion of the Offering of A Shares, go through formalities for the registration of relevant matters such as change of the registered capital of the Company. The Board may transfer the aforesaid authorizations to a specific director where appropriate.

The aforesaid matters shall be subject to adoption by special resolution at the general meeting, and are hereby proposed for consideration at the general meeting.

## 2. Proposal Concerning the Plan for Distribution of Distributable Profit Before Offering

The plan for distribution of distributable profit before initial public offering of A Shares ("the Offering of A Shares") is as follows:

(a) Shareholders in the Offering of A Shares are not entitled to the distributable profit of the Group as at 30 June 2007.

(b) Some of the distributable profit of the Group as at 30 June 2007 will be distributed as share dividend at par value, i.e. 5.5 bonus shares per 10 shares, totaling RMB3,316,500,000. The distribution of bonus shares shall be adopted by a special resolution at the general meeting and implemented upon approval by the relevant examination and approval authority.

The record relating to the share capital of the Company in the Articles of Association shall also be modified where appropriate after the distribution of bonus shares. Specifically,

Article 3.6 shall be amended as follows:

"With approval of SAAC, the number of common shares issued by the Company at the time of its incorporation was 3,830,000,000, which common shares were state-owned corporate shares, all held by China Shipping (Group) Company.

The number of overseas listed foreign shares at the IPO of the Company was 2,200,000,000 upon approval by the securities regulatory authority under the State Council. After issue of the aforesaid overseas listed foreign shares, the equity structure of the Company is: 6,030,000,000 common shares, including 3,610,000,000 held by China Shipping (Group) Company, accounting for approximately 59.87% of the common shares issued by the Company, and 2,420,000,000 held by shareholders of H Shares, accounting for approximately 40.13% of the common shares issued by the Company.

Upon approval by a special resolution at the second extraordinary general meeting of the Company in 2007 and approval by the examination and approval authority authorized by the State Council, the Company distributed its dividend as at 30 June 2007 as share dividend to holders of domestic shares and overseas listed foreign shares (i.e. 5.5 bonus shares per 10 shares, totaling RMB3,316,500,000). After the aforesaid distribution of dividends, the equity structure of the Company is: 9,346,500,000 common shares, including 5,595,500,000 held by China Shipping (Group) Company, accounting for approximately 59.87% of the common shares issued by the Company, and 3,751,000,000 held by shareholders of H Shares, accounting for approximately 40.13% of the common shares issued by the Company."

Article 3.9 shall be amended as follows: "The registered capital of the Company is RMB9,346.500,000."

In respect of the distribution of RMB3,316,500,000 shares as bonus shares, the general meeting is requested to authorize the Board (i) to execute distribution and handle matters relating to the examination, approval and registration of the amendments to the Articles of Association; (ii) to sign necessary documents relating to share dividend distribution; (iii) to go through other necessary formalities relating to the share dividend distribution and take other necessary actions relating to share dividend distribution.

(c) The distributable profit of the Group as at 30 June 2007 after deduction of the aforesaid distribution will be distributed as cash dividend, and the specific distribution plan shall be formulated and implemented by the Board as authorized by the general meeting.

(d) The distributable profit will be the lower of the distributable profits of the Group as at 30 June 2007 in the audited financial statement prepared under China Accounting Standards for Business Enterprises and that in the audited financial statement prepared under Hong Kong Financial Reporting Standard.

(e) The distributable profit from 1 July 2007 to the day preceding the Offering of A Shares shall be shared by existing and new shareholders after A Shares are offered.

The distributable profit from 1 July 2007 to the day preceding the Offering of A Shares shall be shared by existing and new shareholders after A Shares are offered.

The aforesaid matters shall be subject to adoption by special resolution at the general meeting, and shall come into effect after the Proposal for Initial Public Offering and Listing of A Shares is approved at the general meeting and shareholders class meetings, and are hereby proposed for consideration at the general meeting.

## 3. Proposal for Election of an Additional Director

To improve the corporate governance structure of the Company, the Company plans to increase the number of independent non-executive directors from the existing 4 to 5 to bring it up to at least one third of the total number of directors of the Company in accordance with the best practices recommended in Appendix 14 Code on Corporate Governance Practices of SEHK Listing Rules, and relevant Chinese laws, regulations and regulatory documents.

As recommended by China Shipping (Group) Company, Mr. Shen Zhongying is nominated as independent director of the Company, which nomination will take effect after approval at the general meeting and the change of the Articles of Association arising therefrom is approved by the regulatory authority.

Meanwhile, the Articles of Association shall be amended as follows according to the aforesaid change of directors:

Article 10.1 shall be amended as follows:

"The Company shall have a board of directors, which shall report to general meetings. The Board shall consist of 14 directors, including at least 2 executive directors responsible for the daily assignments of the Company; the other directors are non-executive directors, who will not handle daily affairs of the Company, and at least 5 of them shall be independent non-executive directors. The Board shall have one chairman and two vice chairmen."

The general meeting is requested to authorize the Board to go through formalities relating to the examination, approval and registration of the amendments to the Articles of Association and to determine the remuneration of the independent director elect and sign a service contract with the same.

The aforesaid matter shall be subject to adoption by a special resolution at the general meeting.

## 4. Proposal Concerning Adjustment of Membership Structure of the Supervisory Committee of the Company

Article 118 of Company Law of the People's Republic of China stipulates that the supervisory committee shall comprise shareholder representatives and an appropriate proportion of employee representatives, which proportion shall not be lower than one third. The Supervisory Committee of the Company now consists of six members, comprising three shareholder representatives, one employee representatives and two independent supervisors. In the light of the actual conditions of the Company, the Supervisory Committee of the Company now adjusts its membership to two shareholder representatives, two employee representatives and two independent supervisors. In accordance therewith, the Company removes shareholder representative supervisor Mr. Yao Guojian assigned by China Shipping (Group) Company from the position of shareholder representative supervisor, which removal will take effect after approval at the general meeting and the change of the Articles of Association arising therefrom is approved by the regulatory authority. The vacancy of supervisor shall be filled by an employee representative elected by the employees of the Company.

Meanwhile, the Articles of Association shall be amended as follows according to the aforesaid change of supervisors:

Paragraph 1 of Article 13.3 shall be amended as follows:

"The Supervisory Committee comprises two shareholder representatives, two employee representatives and two independent supervisors. Shareholder representatives and independent supervisors shall be elected and removed at general meetings, and employee representatives shall be elected and removed democratically by the employees of the Company."

The general meeting is requested to authorize the Board to go through formalities relating to the examination, approval and registration of the amendments to the Articles of Association and to authorize the Supervisory Committee to determine the remuneration of the independent director elect and sign a service contract with the same.

The aforesaid matter shall be subject to adoption by a special resolution at the general meeting.

## 5. Proposal Concerning Amendments to the Articles of Association

The Company plans to issue and list A Shares. Pursuant to relevant Chinese laws, regulations and regulatory documents, if an H-Share company issues shares on the A Share market, the Company shall, while continuing to execute Mandatory Provisions for the Articles of Association to Be Listed Overseas, amend its Articles of Association pursuant to Guide to Articles of Association of Listed Companies and other laws, regulations and regulatory documents. The said amendment to the Articles of Association shall be subject to adoption by a special resolution at the general meeting and approval by the relevant regulatory authority of the state, and shall come into effect as from the date on which the A Shares of the Company are listed with a domestic stock exchange. After offering of A Shares is approved and A Shares are offered, the general meeting is requested to authorize the Board to make amendment as it deems necessary and appropriate pursuant to the governing laws and regulations and the requirements of the relevant government agency of China and to go through examination, approval and registration formalities with the relevant government agency after A Shares are

offered. The amended Articles of Association shall come into effect upon approval by the relevant regulatory authority. The general meeting is also requested to authorize the Board to set special committees pursuant to the Articles of Association and relevant clauses of the appendix thereto.

**6. Proposal Concerning Rules of Procedure of Shareholders' General Meeting**

To further regulate the behavior of the Company and enable the shareholders to exercise their functions and powers pursuant to law, the secretariat of the Board has drafted out Rules of Procedure for General Meetings of China Shipping Container Lines Co., Ltd. pursuant to relevant laws and regulations including Company Law (amended 2005) and Securities Law and in the light of the actual conditions of the Company. These rules of procedure shall be subject to adoption by a special resolution at the general meeting and shall come into effect at the same time as the amendments to the Articles of Association made for offering of A Shares come into effect.

This proposal is hereby submitted for consideration at the general meeting.

**7. Proposal Concerning Rules of Procedure of Meetings of the Board of Directors**

In order to regulate the operational and decision making procedures of the Board of Directors of the Company, to make the directors and the Board effectively perform their duties, and to ensure the standard operation and scientific decision-making of the Board, the secretariat of the Board has drafted out Rules of Procedure for Board Meetings of China Shipping Container Lines Co., Ltd. pursuant to Company Law, Securities Law and Standards for the Governance of Listed Companies. These rules of procedure shall be subject to adoption by a special resolution at the general meeting and shall come into effect at the same time as the amendments to the Articles of Association made for offering of A Shares come into effect.

This proposal is hereby submitted for consideration at the general meeting.

**8. Proposal Concerning Rules of Procedure of Meeting of the Supervisory Committee**

To further regulate the rules of procedure and decision-making of the supervisory committee of the Company, make the supervisors and the supervisory committee effectively perform their supervisory duties, and improve the governance structure of the Company, the Rules of Procedure for Meetings of the Supervisory Committee of China Shipping Container Lines Co., Ltd. is formulated pursuant to Company Law, Securities Law and Standards for the Governance of Listed Companies. These rules of procedure shall be subject to adoption by a special resolution at the general meeting and shall come into effect at the same time as the amendments to the Articles of Association made for offering of A Shares come into effect.

This proposal is hereby submitted for consideration at the general meeting.

## Ordinary Resolution

### 9. Proposal Concerning Fair Decision-Making System for Connected Transactions

In order to regulate the connected transactions of China Shipping Container Lines Co., Ltd. ("the Company") and protect the legitimate rights and interests of the investors, especially small and medium investors, the Regulations on Connected Transactions of the Company are formulated pursuant to Company Law of the People's Republic of China, Securities Law of the People's Republic of China, Listing Rules of Shanghai Stock Exchange (amended 2006), Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and other laws, regulations and regulatory documents, and Articles of Association of China Shipping Container Lines Co., Ltd. These Regulations shall be subject to adoption by a special resolution at the general meeting and shall come into effect at the same time as the amendments to the Articles of Association made for offering of A Shares come into effect. The general meeting is requested to authorize the Board to amend the aforesaid Regulations as it deems necessary, appropriate and favorable pursuant to the governing laws and regulations and the requirements of the relevant government agency of China.

This proposal is hereby submitted for consideration at the general meeting.

By Order of the Board
**China Shipping Container Lines Company Limited**
**Li Shaode**
*Chairman*

Shanghai, the People's Republic of China
15 August 2007

*Notes:*

1. Details of (a) the revised Articles of Association; (b) the Rules and Procedures of Shareholders' General Meetings; (c) the Rules and Procedures of Meetings of the Board of Directors; (d) the Rules and Procedures of Meetings of the Supervisory Committee; and (e) the Fair Decision-Making System for Connected Transactions, are set out in Appendices I to V respectively to the Circular.

2. Shareholders are reminded to read carefully details of the proposed A Share Issue and Bonus Issue as well as the relevant content of the proposals made by the Company in relation to the use of proceeds from the A Share Issue and the dividends as declared in the Bonus Issue.

3. The address of Computershare Hong Kong Investor Services Limited is as follows:

   46th Floor, Hopewell Centre
   183 Queen's Road East
   Hong Kong

4. Holders of domestic shares or H shares, who intend to attend the EGM, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the EGM. Details of the Directorate Secretary Office of the Company are as follows:

   3rd Floor
   450 Fu Shan Road
   Pudong New District
   Shanghai
   The People's Republic of China
   200122
   Tel: 86-21-6596-6666
   Fax: 86-21-6596-6813

5. Each holder of H shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the EGM. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

6. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

7. To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Computershare Hong Kong Investor Services Limited, the address of which is set out in Note 3 above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such documents to be valid.

8. The holder of domestic shares is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on its behalf at the EGM. Notes 5 to 7 also apply to the holder of domestic shares, except that the proxy form or other documents of authority must be delivered to the Directorate Secretary Office of the Company, the address is set out in Note 4 above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such documents to be valid.

9. If a proxy attends the EGM on behalf of a Shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person Shareholder appoints its corporate representative to attend the EGM, such representative should produce his/her identity card and the notarized copy of the resolution passed by the board of directors or other authorities or other notarized copy of the license issued by such legal person Shareholder.

10. Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the EGM, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

    (a) by the chairman of the meeting;

    (b) by at least two Shareholders entitled to vote present in person or by proxy;

    (c) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

    The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

11. Notice is hereby given that pursuant to the Articles of Association of the Company, for the purpose of holding the EGM, the register of H Share members will be closed from 31 August 2007 to 29 September 2007 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders whose names appear on the register of H Share members at the close of business on 1 September 2007 are entitled to attend and vote at the EGM. Shareholders whose names appear on the register of H Share members at the close of business on 29 September 2007 are entitled to the Bonus H Shares.

    In order to attend the EGM and to qualify for the Bonus H Shares, holders of the Company's H shares shall lodge all transfers together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 30 August 2007.

12. The EGM is expected to last for half a day. Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

*The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Shen Kangchen, Mr. Wang Zongxi and Mr. Jim Poon (also known as Mr. Pan Zhanyuan), being independent non-executive directors.*

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*





中海集裝箱運輸股份有限公司
**China Shipping Container Lines Company Limited***

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*
**(Stock Code: 2866)**

# NOTICE OF FOREIGN SHAREHOLDERS CLASS MEETING

**NOTICE IS HEREBY GIVEN** that a class meeting for holders of H Shares ("**Foreign Shareholders Class Meeting**") of China Shipping Container Lines Company Limited ("**Company**") will be held at 9:00 a.m. on Saturday, 29 September 2007 at Conference Room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China ("**PRC**") to consider and, if thought fit, to pass the following resolutions. Unless otherwise indicated, capitalized terms used herein shall have the same meanings as those defined in the Circular of the Company dated 15 August 2007:

## Special Resolutions

1. **Proposal for Initial Public Offering and Listing of A Shares**

To cope with market competition and strengthen industry leadership, the Company keeps increasing capital expenditure for vessels and containers, step ups developing sea routes and building up sea route brands, and extends and intensifies foreign cooperation, all of which entail greater capital strength and financing efficiency. To that end, the Company plans initial public offering and listing of A Shares ("the Offering of A Shares"). The return to the A Share market may diversify the financing channels of the Company and provide the Company with greater margin in the selection of financial channels in the future. Also, as the customer group of the Company is mainly based in China, the return to the A Share market may enhance the brand influence and promote the sea route optimization strategy of the Company. The specific scheme of the Offering of A Shares is:

(a) Type of shares to be offered: RMB ordinary shares (A Shares)

(b) Number of A Shares to be offered: Not more than the higher of (i) 1,507,500,000 A Shares; or (ii) 20% of the enlarged issued share capital of the Company immediately after completion of the proposed A Share Issue and the Bonus Issue, assuming that the Bonus Issue is declared.

The final number of A Shares to be issued shall be determined by the Board based on the approval to be obtained from the CSRC and as authorized by the Shareholders at the EGM and separate Class Meetings, having regard to the relevant market conditions.

(c) Par value: RMB1.00 per share

(d) Target subscribers: Qualified strategic investors and investors subject to market consultation who comply with the requirements of the CSRC, and natural persons, legal persons and other investors who have opened A share accounts with the Shanghai Stock Exchange (except those who are prohibited by the PRC laws, regulations and other regulatory requirements which an issuer is required to comply with)

(e) Place of listing: Shanghai Stock Exchange

(f) Methods of issue: The proposed A Share Issue shall be conducted via a combination of placement through (i) allotment to strategic investors; (ii) offline offering to investors subject to market consultation; and (iii) placement through online subscription; or other methods of issue approved by the CSRC

(g) Price determination method: The issue price range will be determined based on prevailing market conditions of the PRC securities market at the time when the A Share Issue takes place, by way of market pricing consultation mechanism or any other price determination method approved by the CSRC. The issue price will be determined by the Company and the underwriters according to the market conditions at the time of the A Share Issue

(h) Use of proceeds: The net proceeds of the Offering of A Shares after deduction of offering expenses will be used to (i) construct container vessels; (ii) purchase assets related to container transportation business; (iii) strengthen the Company's working capital base; and (iv) repay bank loans

(i) Plan for distribution of distributable profit before offering: Shareholders in the Offering of A Shares are not entitled to the distributable profit of the Group as at 30 June 2007. The distributable profit from 1 July 2007 to the day preceding the Offering of A Shares shall be shared by existing and new shareholders after A Shares are offered

(j) Validity period of the resolution: The resolution on the Offering of A Shares shall be valid for 12 months since its adoption at the general meeting

(k) Scope of authorization for the Board in the Offering of A Shares: (i) The Board is granted full right to decide and handle matters relating to the Offering of A Shares and listing (including but not limited to deciding the offering time, quantity, method, pricing method, price, target subscribers, number and percentage of A Shares offered to the respective subscribers); (ii) The Board is granted full right to sign the documents needed for the Offering of A Shares and listing (including but not limited to the prospectus, summary of the prospectus, sponsorship agreement, listing agreement and various announcements); (iii) The Board is authorized to amend the Articles of Association of the Company in line with the Offering of A Shares, and go through relevant examination, approval and registration formalities; (iv) The Board may propose to the general meeting to authorize the Board to decide and execute matters relating to using the proceeds from the Offering of A Shares to construct container vessels; purchase assets related to container transportation business; strengthen the Company's working capital base; and repay bank loans. (including but not limited to specific project, value, execution time and method); (v) The Board is authorized to go through other necessary formalities relating to the Offering of A Shares and listing, take other necessary actions relating to the Offering of A Shares and listing, and upon completion of the Offering of A Shares, go through formalities for the registration of relevant matters such as change of the registered capital of the Company. The Board may transfer the aforesaid authorizations to a specific director where appropriate.

The aforesaid matters shall be subject to adoption by special resolution at the Foreign Shareholders Class Meeting, and are hereby proposed for consideration at the Foreign Shareholders Class Meeting.

## 2. Proposal Concerning the Plan for Distribution of Distributable Profit Before Offering

The plan for distribution of distributable profit before initial public offering of A Shares ("the Offering of A Shares") is as follows:

(a) Shareholders in the Offering of A Shares are not entitled to the distributable profit of the Group as at 30 June 2007.

(b) Some of the distributable profit of the Group as at 30 June 2007 will be distributed as share dividend at par value, i.e. 5.5 bonus shares per 10 shares, totaling RMB3,316,500,000. The distribution of bonus shares shall be adopted by a special resolution at the general meeting and implemented upon approval by the relevant examination and approval authority.

The distributable profit from 1 July 2007 to the day preceding the Offering of A Shares shall be shared by existing and new shareholders after A Shares are offered.

The record relating to the share capital of the Company in the Articles of Association shall also be modified where appropriate after the distribution of bonus shares. Specifically,

Article 3.6 shall be amended as follows:

"With approval of SAAC, the number of common shares issued by the Company at the time of its incorporation was 3,830,000,000, which common shares were state-owned corporate shares, all held by China Shipping (Group) Company.

The number of overseas listed foreign shares at the IPO of the Company was 2,200,000,000 upon approval by the securities regulatory authority under the State Council. After issue of the aforesaid overseas listed foreign shares, the equity structure of the Company is: 6,030,000,000 common shares, including 3,610,000,000 held by China Shipping (Group) Company, accounting for approximately 59.87% of the common shares issued by the Company, and 2,420,000,000 held by shareholders of H Shares, accounting for approximately 40.13% of the common shares issued by the Company.

Upon approval by a special resolution at the second extraordinary general meeting of the Company in 2007 and approval by the examination and approval authority authorized by the State Council, the Company distributed its dividend as at 30 June 2007 as share dividend to holders of domestic shares and overseas listed foreign shares (i.e. 5.5 bonus shares per 10 shares, totaling RMB3,316,500,000). After the aforesaid distribution of dividends, the equity structure of the Company is: 9,346,500,000 common shares, including 5,595,500,000 held by China Shipping (Group) Company, accounting for approximately 59.87% of the common shares issued by the Company, and 3,751,000,000 held by shareholders of H Shares, accounting for approximately 40.13% of the common shares issued by the Company."

Article 3.9 shall be amended as follows: "The registered capital of the Company is RMB9,346,500,000."

In respect of the distribution of RMB3,316,500,000 shares as bonus shares, the general meeting is requested to authorize the Board (1) to execute distribution and handle matters relating to the examination, approval and registration of the amendments to the Articles of Association; (2) to sign necessary documents relating to share dividend distribution; (3) to go through other necessary formalities relating to the share dividend distribution and take other necessary actions relating to share dividend distribution.

(c) The distributable profit of the Group as at 30 June 2007 after deduction of the aforesaid distribution will be distributed as cash dividend, and the specific distribution plan shall be formulated and implemented by the Board as authorized by the general meeting.

(d) The distributable profit will be the lower of the distributable profits of the Group as at 30 June 2007 in the audited financial statement prepared under China Accounting Standards for Business Enterprises and that in the audited financial statement prepared under Hong Kong Financial Reporting Standard.

(e) The distributable profit from 1 July 2007 to the day preceding the Offering of A Shares shall be shared by existing and new shareholders after A Shares are offered.

The distributable profit from 1 July 2007 to the day preceding the Offering of A Shares shall be shared by existing and new shareholders after A Shares are offered.

The aforesaid matters shall be subject to adoption by special resolution at the Foreign Shareholders Class Meeting, and shall come into effect after the Proposal for Initial Public Offering and Listing of A Shares is approved at the general meeting and shareholders class meetings, and are hereby proposed for consideration at the Foreign Shareholders Class Meeting.

By Order of the Board
**China Shipping Container Lines Company Limited**
**Li Shaode**
*Chairman*

Shanghai, the People's Republic of China
15 August 2007

*Notes:*

1. The Company will treat these special resolutions to be passed if each attains a two-thirds majority of the voting rights of holders of H Shares attending the meeting.

2. Shareholders are reminded to read carefully details of the proposed A Share Issue and Bonus Issue as well as the relevant content of the proposals made by the Company in relation to the use of proceeds from the A Share Issue and the dividends as declared in the Bonus Issue.

3. The address of Computershare Hong Kong Investor Services Limited is as follows:

   46th Floor, Hopewell Centre
   183 Queen's Road East
   Hong Kong

4. Holders of H shares, who intend to attend the Foreign Shareholders Class Meeting, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the Foreign Shareholders Class Meeting. Details of the Directorate Secretary Office of the Company are as follows:

   3rd Floor
   450 Fu Shan Road
   Pudong New District
   Shanghai
   The People's Republic of China
   200122
   Tel: 86-21-6596-6666
   Fax: 86-21-6596-6813

5. Each holder of H shares who has the right to attend and vote at the Foreign Shareholders Class Meeting is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the Foreign Shareholders Class Meeting. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

6. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

7. To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Computershare Hong Kong Investor Services Limited, the address of which is set out in Note 3 above, not less than 24 hours before the time for holding the Foreign Shareholders Class Meeting or any adjournment thereof in order for such documents to be valid.

8. If a proxy attends the Foreign Shareholders Class Meeting on behalf of a Shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person Shareholder appoints its corporate representative to attend the Foreign Shareholders Class Meeting, such representative should produce his/her identity card and the notarized copy of the resolution passed by the board of directors or other authorities or other notarized copy of the license issued by such legal person Shareholder.

9. Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the Foreign Shareholders Class Meeting, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

   (a) by the chairman of the meeting;

   (b) by at least two Shareholders entitled to vote present in person or by proxy;

   (c) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

   The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

10. Notice is hereby given that pursuant to the Articles of Association of the Company, for the purpose of holding the Foreign Shareholders Class Meeting, the register of H Share members will be closed from 31 August 2007 to 29 September 2007 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders whose names appear on the register of H Share members at the close of business on 1 September 2007 are entitled to attend and vote at the Foreign Shareholders Class Meeting. Shareholders whose name appear on the register of H Share members at the close of business on 29 September 2007 are entitled to the Bonus H Shares.

    In order to attend the Foreign Shareholders Class Meeting and to qualify for the Bonus H Shares, holders of the Company's H shares shall lodge all transfers together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 30 August 2007.

11. The Foreign Shareholders Class Meeting is expected to last for half an hour. Shareholders attending the Foreign Shareholders Class Meeting are responsible for their own transportation and accommodation expenses.

*The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Shen Kangchen, Mr. Wang Zongxi and Mr. Jim Poon (also known as Mr. Pan Zhanyuan), being independent non-executive directors.*

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*





# 中海集裝箱運輸股份有限公司
# China Shipping Container Lines Company Limited

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock code: 2866)**

## FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING TO BE HELD ON SATURDAY, 29 SEPTEMBER 2007

| No. of shares to which this form of proxy relates[1] | |
|---|---|
| Type of shares (domestic shares or H shares) to which this form of proxy relates[2] | |

I/We[3] ____________________

of ____________________

being shareholder(s) of China Shipping Container Lines Company Limited (the "Company") hereby appoint[4] the Chairman of the Meeting

or ____________________

of ____________________

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the extraordinary general meeting of the Company to be held at Conference Room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China (the "PRC") on Saturday, 29 September 2007 at 9:30 a.m. (or immediately after the conclusion or adjournment of the Foreign Shareholders Class Meeting and the Domestic Shareholders Class Meeting) *(see Note A)* (the "Meeting") as hereunder indicated in respect of the resolutions set out in the notice convening the Meeting, and, if no such indication is given, as my/our proxy thinks fit.

| | RESOLUTIONS *(see Note A)* | For[5] | Against[5] | Abstain[5] |
|---|---|---|---|---|
| 1. | To consider and, if thought fit, approve the proposed ***special resolution*** (see overleaf for full resolution): | | | |
| 2. | To consider and, if thought fit, approve the proposed ***special resolution*** (see overleaf for full resolution) | | | |
| 3. | To consider and, if thought fit, approve the proposed ***special resolution*** (see overleaf for full resolution) | | | |
| 4. | To consider and, if thought fit, approve the proposed ***special resolution*** (see overleaf for full resolution) | | | |
| 5. | To consider and, if thought fit, approve the proposed ***special resolution*** (see overleaf for full resolution) | | | |
| 6. | To consider and, if thought fit, approve the following proposed ***special resolution***:<br><br>**6. Proposal Concerning Rules of Procedure of Shareholders' General Meeting**<br><br>To further regulate the behavior of the Company and enable the shareholders to exercise their functions and powers pursuant to law, the secretariat of the Board has drafted out Rules of Procedure for General Meetings of China Shipping Container Lines Co., Ltd. pursuant to relevant laws and regulations including Company Law (amended 2005) and Securities Law and in the light of the actual conditions of the Company. These rules of procedure shall be subject to adoption by a special resolution at the general meeting and shall come into effect at the same time as the amendments to the Articles of Association made for offering of A Shares come into effect. | | | |
| 7. | To consider and, if thought fit, approve the following proposed ***special resolution***:<br><br>**7. Proposal Concerning Rules of Procedure of Meetings of the Board of Directors**<br><br>In order to regulate the operational and decision making procedures of the Board of Directors of the Company, to make the directors and the Board effectively perform their duties, and to ensure the standard operation and scientific decision-making of the Board, the secretariat of the Board has drafted out Rules of Procedure for Board Meetings of China Shipping Container Lines Co., Ltd. pursuant to Company Law, Securities Law and Standards for the Governance of Listed Companies. These rules of procedure shall be subject to adoption by a special resolution at the general meeting and shall come into effect at the same time as the amendments to the Articles of Association made for offering of A Shares come into effect. | | | |

| 8. | To consider and, if thought fit, approve the following proposed ***special resolution***:<br><br>**8. Proposal Concerning Rules of Procedure of Meeting of the Supervisory Committee**<br><br>To further regulate the rules of procedure and decision-making of the supervisory committee of the Company, make the supervisors and the supervisory committee effectively perform their supervisory duties, and improve the governance structure of the Company, the Rules of Procedure for Meetings of the Supervisory Committee of China Shipping Container Lines Co., Ltd. is formulated pursuant to Company Law, Securities Law and Standards for the Governance of Listed Companies. These rules of procedure shall be subject to adoption by a special resolution at the general meeting and shall come into effect at the same time as the amendments to the Articles of Association made for offering of A Shares come into effect. | | | |
|---|---|---|---|---|
| 9. | To consider and, if thought fit, approve the following proposed ***ordinary resolution***:<br><br>**9. Proposal Concerning Fair Decision-Making System for Connected Transactions**<br><br>In order to regulate the connected transactions of China Shipping Container Lines Co., Ltd. ("the Company") and protect the legitimate rights and interests of the investors, especially small and medium investors, the Regulations on Connected Transactions of the Company are formulated pursuant to Company Law of the People's Republic of China, Securities Law of the People's Republic of China, Listing Rules of Shanghai Stock Exchange (amended 2006), Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and other laws, regulations and regulatory documents, and Articles of Association of China Shipping Container Lines Co., Ltd. These Regulations shall be subject to adoption by a special resolution at the general meeting and shall come into effect at the same time as the amendments to the Articles of Association made for offering of A Shares come into effect. The general meeting is requested to authorize the Board to amend the aforesaid Regulations as it deems necessary, appropriate and favorable pursuant to the governing laws and regulations and the requirements of the relevant government agency of China. | | | |

*Note A:* Unless otherwise defined herein, the terms used herein shall have the same meanings as defined in the circular to the shareholders of the Company dated 15 August 2007.

Date: ______________________ Signature(s)*: ______________________

*Notes:*

1. Please insert the number of shares to which this form of proxy relates, which must not exceed the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

2. Please also insert the type of shares (domestic shares or H shares) to which this form of proxy relates.

3. Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS.

4. If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.**

5. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE INDICATE WITH A "✓" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, INDICATE WITH A "✓" IN THE BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, INDICATE WITH A "✓" IN THE BOX MARKED "ABSTAIN".** If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.

7. Where there are joint registered holders of any share, only the person whose name stands first on the register in respect of such share may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto.

8. To be valid, for holders of domestic shares, this form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to the Directorate Secretary Office of the Company at 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the PRC, 200122, not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Computershare Hong Kong Investor Services Limited, Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

**RESOLUTION NO.1 IN FULL:**

**1. Proposal for Initial Public Offering and Listing of A Shares**

To cope with market competition and strengthen industry leadership, the Company keeps increasing capital expenditure for vessels and containers, step ups developing sea routes and building up sea route brands, and extends and intensifies foreign cooperation, all of which entail greater capital strength and financing efficiency. To that end, the Company plans initial public offering and listing of A Shares ("the Offering of A Shares"). The return to the A share market may diversify the financing channels of the Company and provide the Company with greater margin in the selection of financial channels in the future. Also, as the customer group of the Company is mainly based in China, the return to the A share market may enhance the brand influence and promote the sea route optimization strategy of the Company. The specific scheme of the Offering of A Shares is:

(a) Type of shares to be offered: RMB ordinary shares (A Shares).

(b) Number of A Shares to be offered: Not more than the higher of (i) 1,507,500,000 A Shares; or (ii) 20% of the enlarged issued share capital of the Company immediately after completion of the proposed A Share Issue and the Bonus Issue, assuming that the Bonus Issue is declared. The final number of A Shares to be issued shall be determined by the Board based on the approval to be obtained from the CSRC and as authorized by the Shareholders at the EGM and separate Class Meetings, having regard to the relevant market conditions.

(c) Par value: RMB1.00 per share.

(d) Target subscribers: Qualified strategic investors and investors subject to market consultation who comply with the requirements of the CSRC, and natural persons, legal persons and other investors who have opened A share accounts with the Shanghai Stock Exchange (except those who are prohibited by the PRC laws, regulations and other regulatory requirements which an issuer is required to comply with).

(e) Place of listing: Shanghai Stock Exchange.

(f) Methods of issue: The proposed A Share Issue shall be conducted via a combination of placement through (i) allotment to strategic investors; (ii) offline offering to investors subject to market consultation; and (iii) placement through online subscription; or other methods of issue approved by the CSRC.

(g) Price determination method: The issue price range will be determined based on prevailing market conditions of the PRC securities market at the time when the A Share Issue takes place, by way of market pricing consultation mechanism or any other price determination method approved by the CSRC. The issue price will be determined by the Company and the underwriters according to the market conditions at the time of the A Share Issue.

(h) Use of proceeds: The net proceeds of the Offering of A Shares after deduction of offering expenses will be used to (i) construct container vessels; (ii) purchase assets related to container transportation business; (iii) strengthen the Company's working capital base; and (iv) repay bank loans.

(i) Plan for distribution of distributable profit before offering: Shareholders in the Offering of A Shares are not entitled to the distributable profit of the Group as at 30 June 2007. The distributable profit from 1 July 2007 to the day preceding the Offering of A Shares shall be shared by existing and new shareholders after A Shares are offered.

(j) Validity period of the resolution: The resolution on the Offering of A Shares shall be valid for 12 months since its adoption at the general meeting.

(k) Scope of authorization for the Board in the Offering of A Shares: (i) The Board is granted full right to decide and handle matters relating to the Offering of A Shares and listing (including but not limited to deciding the offering time, quantity, method, pricing method, price, target subscribers, number and percentage of A Shares offered to the respective subscribers); (ii) The Board is granted full right to sign the documents needed for the Offering of A Shares and listing (including but not limited to the prospectus, summary of the prospectus, sponsorship agreement, listing agreement and various announcements); (iii) The Board is authorized to amend the Articles of Association of the Company in line with the Offering of A Shares, and go through relevant examination, approval and registration formalities; (iv) The Board may propose to the general meeting to authorize the Board to decide and execute matters relating to using the proceeds from the Offering of A Shares to construct container vessels; purchase assets related to container transportation business; strengthen the Company's working capital base; and repay bank loans (including but not limited to specific project, value, execution time and method); (v) The Board is authorized to go through other necessary formalities relating to the Offering of A Shares and listing, take other necessary actions relating to the Offering of A Shares and listing, and upon completion of the Offering of A Shares, go through formalities for the registration of relevant matters such as change of the registered capital of the Company. The Board may transfer the aforesaid authorizations to a specific director where appropriate.

The aforesaid matters shall be subject to adoption by special resolution at the general meeting.

**RESOLUTION NO.2 IN FULL:**

**2. Proposal Concerning the Plan for Distribution of Distributable Profit Before Offering**

The plan for distribution of distributable profit before initial public offering of A Shares ("the Offering of A Shares") is as follows:

(a) Shareholders in the Offering of A Shares are not entitled to the distributable profit of the Group as at 30 June 2007.

(b) Some of the distributable profit of the Group as at 30 June 2007 will be distributed as share dividend at par value, i.e. 5.5 bonus shares per 10 shares, totaling RMB3,316,500,000. The distribution of bonus shares shall be adopted by a special resolution at the general meeting and implemented upon approval by the relevant examination and approval authority.

The record relating to the share capital of the Company in the Articles of Association shall also be modified where appropriate after the distribution of bonus shares. Specifically,

Article 3.6 shall be amended as follows:

"With approval of SAAC, the number of common shares issued by the Company at the time of its incorporation was 3,830,000,000, which common shares were state-owned corporate shares, all held by China Shipping (Group) Company.

The number of overseas listed foreign shares at the IPO of the Company was 2,200,000,000 upon approval by the securities regulatory authority under the State Council. After issue of the aforesaid overseas listed foreign shares, the equity structure of the Company is: 6,030,000,000 common shares, including 3,610,000,000 held by China Shipping (Group) Company, accounting for approximately 59.87% of the common shares issued by the Company, and 2,420,000,000 held by shareholders of H Shares, accounting for approximately 40.13% of the common shares issued by the Company.

Upon approval by a special resolution at the second extraordinary general meeting of the Company in 2007 and approval by the examination and approval authority authorized by the State Council, the Company distributed its dividend as at 30 June 2007 as share dividend to holders of domestic shares and overseas listed foreign shares (i.e. 5.5 bonus shares per 10 shares, totaling RMB3,316,500,000). After the aforesaid distribution of dividends, the equity structure of the Company is: 9,346,500,000 common shares, including 5,595,500,000 held by China Shipping (Group) Company, accounting for approximately 59.87% of the common shares issued by the Company, and 3,751,000,000 held by shareholders of H Shares, accounting for approximately 40.13% of the common shares issued by the Company."

Article 3.9 shall be amended as follows: "The registered capital of the Company is RMB9,346,500,000."

In respect of the distribution of RMB3,316,500,000 shares as bonus shares, the general meeting is requested to authorize the Board (i) to execute distribution and handle matters relating to the examination, approval and registration of the amendments to the Articles of Association; (ii) to sign necessary documents relating to share dividend distribution; (iii) to go through other necessary formalities relating to the share dividend distribution and take other necessary actions relating to share dividend distribution.

(c) The distributable profit of the Group as at 30 June 2007 after deduction of the aforesaid distribution will be distributed as cash dividend, and the specific distribution plan shall be formulated and implemented by the Board as authorized by the general meeting.

(d) The distributable profit will be the lower of the distributable profits of the Group as at 30 June 2007 in the audited financial statement prepared under China Accounting Standards for Business Enterprises and that in the audited financial statement prepared under Hong Kong Financial Reporting Standard.

(e) The distributable profit from 1 July 2007 to the day preceding the Offering of A Shares shall be shared by existing and new shareholders after A Shares are offered.

The aforesaid matters shall be subject to adoption by special resolution at the general meeting, and shall come into effect after the *Proposal for Initial Public Offering and Listing of A Shares* is approved at the general meeting and shareholders class meetings.

**RESOLUTION NO.3 IN FULL:**

**3. Proposal for Election of an Additional Director**

To improve the corporate governance structure of the Company, the Company plans to increase the number of independent non-executive directors from the existing 4 to 5 to bring it up to at least one third of the total number of directors of the Company in accordance with the best practices recommended in Appendix 14 *Code on Corporate Governance Practices* of SEHK Listing Rules, and relevant Chinese laws, regulations and regulatory documents.

As recommended by China Shipping (Group) Company, Mr. Shen Zhongying is nominated as independent director of the Company, which nomination will take effect after approval at the general meeting and the change of the Articles of Association arising therefrom is approved by the regulatory authority.

Meanwhile, the Articles of Association shall be amended as follows according to the aforesaid change of directors:

Article 10.1 shall be amended as follows:

"The Company shall have a board of directors, which shall report to general meetings. The Board shall consist of 14 directors, including at least 2 executive directors responsible for the daily assignments of the Company; the other directors are non-executive directors, who will not handle daily affairs of the Company, and at least 5 of them shall be independent non-executive directors. The Board shall have one chairman and two vice chairmen."

The general meeting is requested to authorize the Board to go through formalities relating to the examination, approval and registration of the amendments to the Articles of Association and to determine the remuneration of the independent director elect and sign a service contract with the same.

The aforesaid matter shall be subject to adoption by a special resolution at the general meeting.

**RESOLUTION NO.4 IN FULL:**

**4. Proposal Concerning Adjustment of Membership Structure of the Supervisory Committee of the Company**

Article 118 of Company Law of the People's Republic of China stipulates that the supervisory committee shall comprise shareholder representatives and an appropriate proportion of employee representatives, which proportion shall not be lower than one third. The Supervisory Committee of the Company now consists of six members, comprising three shareholder representatives, one employee representatives and two independent supervisors. In the light of the actual conditions of the Company, the Supervisory Committee of the Company now adjusts its membership to two shareholder representatives, two employee representatives and two independent supervisors. In accordance therewith, the Company removes shareholder representative supervisor Mr. Yao Guojian assigned by China Shipping (Group) Company from the position of shareholder representative supervisor, which removal will take effect after approval at the general meeting and the change of the Articles of Association arising therefrom is approved by the regulatory authority. The vacancy of supervisor shall be filled by an employee representative elected by the employees of the Company.

Meanwhile, the Articles of Association shall be amended as follows according to the aforesaid change of supervisors:

Paragraph 1 of Article 13.3 shall be amended as follows:

"The Supervisory Committee comprises two shareholder representatives, two employee representatives and two independent supervisors. Shareholder representatives and independent supervisors shall be elected and removed at general meetings, and employee representatives shall be elected and removed democratically by the employees of the Company."

The general meeting is requested to authorize the Board to go through formalities relating to the examination, approval and registration of the amendments to the Articles of Association and to authorize the Supervisory Committee to determine the remuneration of the independent director elect and sign a service contract with the same.

The aforesaid matter shall be subject to adoption by a special resolution at the general meeting.

**RESOLUTION NO.5 IN FULL:**

**5. Proposal Concerning Amendments to the Articles of Association**

The Company plans to issue and list A Shares. Pursuant to relevant Chinese laws, regulations and regulatory documents, if an H-Share company issues shares on the A Share market, the Company shall, while continuing to execute *Mandatory Provisions for the Articles of Association to Be Listed Overseas*, amend its Articles of Association pursuant to *Guide to Articles of Association of Listed Companies* and other laws, regulations and regulatory documents. The said amendment to the Articles of Association shall be subject to adoption by a special resolution at the general meeting and approval by the relevant regulatory authority of the state, and shall come into effect as from the date on which the A Shares of the Company are listed with a domestic stock exchange. After offering of A Shares is approved and A Shares are offered, the general meeting is requested to authorize the Board to make amendment as it deems necessary and appropriate pursuant to the governing laws and regulations and the requirements of the relevant government agency of China and to go through examination, approval and registration formalities with the relevant government agency after A Shares are offered. The amended Articles of Association shall come into effect upon approval by the relevant regulatory authority. The general meeting is also requested to authorize the Board to set special committees pursuant to the Articles of Association and relevant clauses of the appendix thereto.



# 中海集裝箱運輸股份有限公司
# China Shipping Container Lines Company Limited*

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*
**(Stock code: 2866)**

## FORM OF PROXY FOR FOREIGN SHAREHOLDERS CLASS MEETING TO BE HELD ON SATURDAY, 29 SEPTEMBER 2007

| No. of shares to which this form of proxy relates[1] | |
|---|---|

I/We[2] ______________________________
of ______________________________
being shareholder(s) of China Shipping Container Lines Company Limited (the "Company") hereby appoint[3] the Chairman of the Meeting
or ______________________________
of ______________________________
as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Foreign Shareholders Class Meeting *(see Note A)* of the Company to be held at Conference Room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China (the "PRC") on Saturday, 29 September 2007 at 9:00 a.m. (the "Meeting") as hereunder indicated in respect of the resolutions set out in the notice convening the Meeting, and, if no such indication is given, as my/our proxy thinks fit.

| | RESOLUTIONS *(see Note A)* | For[4] | Against[4] | Abstain[4] |
|---|---|---|---|---|
| 1. | To consider and, if thought fit, approve the proposed ***special resolution*** (see overleaf for full resolution). | | | |
| 2. | To consider and, if thought fit, approve the proposed ***special resolution*** (see overleaf for full resolution). | | | |

*Note A:* Unless otherwise defined herein, the terms used herein shall have the same meanings as defined in the circular to the shareholders of the Company dated 15 August 2007.

Date: ______________________________ Signature(s)[6]: ______________________________

*Notes:*

1. Please insert the number of shares to which this form of proxy relates, which must not exceed the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

2. Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in **BLOCK LETTERS**.

3. If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.**

4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE INDICATE WITH A "✓" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, INDICATE WITH A "✓" IN THE BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, INDICATE WITH A "✓" IN THE BOX MARKED "ABSTAIN".** If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.

6. Where there are joint registered holders of any share, only the person whose name stands first on the register in respect of such share may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto.

7. In order to be valid, for holders of H shares, this form of proxy, together with the notarially certified power of attorney or other document of authorization, must be delivered to Computershare Hong Kong Investor Services Limited, Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 24 hours before the time appointed for the Meeting.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

**RESOLUTION NO.1 IN FULL:**

1. **Proposal for Initial Public Offering and Listing of A Shares**

To cope with market competition and strengthen industry leadership, the Company keeps increasing capital expenditure for vessels and containers, step ups developing sea routes and building up sea route brands, and extends and intensifies foreign cooperation, all of which entail greater capital strength and financing efficiency. To that end, the Company plans initial public offering and listing of A Shares ("the Offering of A Shares"). The return to the A share market may diversify the financing channels of the Company and provide the Company with greater margin in the selection of financial channels in the future. Also, as the customer group of the Company is mainly based in China, the return to the A share market may enhance the brand influence and promote the sea route optimization strategy of the Company. The specific scheme of the Offering of A Shares is:

(a) Type of shares to be offered: RMB ordinary shares (A Shares).

(b) Number of A Shares to be offered: Not more than the higher of (i) 1,507,500,000 A Shares; or (ii) 20% of the enlarged issued share capital of the Company immediately after completion of the proposed A Share Issue and the Bonus Issue, assuming that the Bonus Issue is declared. The final number of A Shares to be issued shall be determined by the Board based on the approval to be obtained from the CSRC and as authorized by the Shareholders at the EGM and separate Class Meetings, having regard to the relevant market conditions.

(c) Par value: RMB1.00 per share.

(d) Target subscribers: Qualified strategic investors and investors subject to market consultation who comply with the requirements of the CSRC, and natural persons, legal persons and other investors who have opened A share accounts with the Shanghai Stock Exchange (except those who are prohibited by the PRC laws, regulations and other regulatory requirements which an issuer is required to comply with).

(e) Place of listing: Shanghai Stock Exchange.

(f) Methods of issue: The proposed A Share Issue shall be conducted via a combination of placement through (i) allotment to strategic investors; (ii) offline offering to investors subject to market consultation; and (iii) placement through online subscription; or other methods of issue approved by the CSRC.

(g) Price determination method: The issue price range will be determined based on prevailing market conditions of the PRC securities market at the time when the A Share Issue takes place, by way of market pricing consultation mechanism or any other price determination method approved by the CSRC. The issue price will be determined by the Company and the underwriters according to the market conditions at the time of the A Share Issue.

(h) Use of proceeds: The net proceeds of the Offering of A Shares after deduction of offering expenses will be used to (i) construct container vessels; (ii) purchase assets related to container transportation business; (iii) strengthen the Company's working capital base; and (iv) repay bank loans.

(i) Plan for distribution of distributable profit before offering: Shareholders in the Offering of A Shares are not entitled to the distributable profit of the Group as at 30 June 2007. The distributable profit from 1 July 2007 to the day preceding the Offering of A Shares shall be shared by existing and new shareholders after A Shares are offered.

(j) Validity period of the resolution: The resolution on the Offering of A Shares shall be valid for 12 months since its adoption at the general meeting.

(k) Scope of authorization for the Board in the Offering of A Shares: (i) The Board is granted full right to decide and handle matters relating to the Offering of A Shares and listing (including but not limited to deciding the offering time, quantity, method, pricing method, price, target subscribers, number and percentage of A Shares offered to the respective subscribers); (ii) The Board is granted full right to sign the documents needed for the Offering of A Shares and listing (including but not limited to the prospectus, summary of the prospectus, sponsorship agreement, listing agreement and various announcements); (iii) The Board is authorized to amend the Articles of Association of the Company in line with the Offering of A Shares, and go through relevant examination, approval and registration formalities; (iv) The Board may propose to the general meeting to authorize the Board to decide and execute matters relating to using the proceeds from the Offering of A Shares to construct container vessels; purchase assets related to container transportation business; strengthen the Company's working capital base; and repay bank loans (including but not limited to specific project, value, execution time and method); (v) The Board is authorized to go through other necessary formalities relating to the Offering of A Shares and listing, take other necessary actions relating to the Offering of A Shares and listing, and upon completion of the Offering of A Shares, go through formalities for the registration of relevant matters such as change of the registered capital of the Company. The Board may transfer the aforesaid authorizations to a specific director where appropriate.

The aforesaid matters shall be subject to adoption by special resolution at the general meeting.

**RESOLUTION NO.2 IN FULL:**

2. **Proposal Concerning the Plan for Distribution of Distributable Profit Before Offering**

The plan for distribution of distributable profit before initial public offering of A Shares ("the Offering of A Shares") is as follows:

(a) Shareholders in the Offering of A Shares are not entitled to the distributable profit of the Group as at 30 June 2007.

(b) Some of the distributable profit of the Group as at 30 June 2007 will be distributed as share dividend at par value, i.e. 5.5 bonus shares per 10 shares, totaling RMB3,316,500,000. The distribution of bonus shares shall be adopted by a special resolution at the general meeting and implemented upon approval by the relevant examination and approval authority.

The record relating to the share capital of the Company in the Articles of Association shall also be modified where appropriate after the distribution of bonus shares. Specifically,

Article 3.6 shall be amended as follows:

"With approval of SAAC, the number of common shares issued by the Company at the time of its incorporation was 3,830,000,000, which common shares were state-owned corporate shares, all held by China Shipping (Group) Company.

The number of overseas listed foreign shares at the IPO of the Company was 2,200,000,000 upon approval by the securities regulatory authority under the State Council. After issue of the aforesaid overseas listed foreign shares, the equity structure of the Company is: 6,030,000,000 common shares, including 3,610,000,000 held by China Shipping (Group) Company, accounting for approximately 59.87% of the common shares issued by the Company, and 2,420,000,000 held by shareholders of H Shares, accounting for approximately 40.13% of the common shares issued by the Company.

Upon approval by a special resolution at the second extraordinary general meeting of the Company in 2007 and approval by the examination and approval authority authorized by the State Council, the Company distributed its dividend as at 30 June 2007 as share dividend to holders of domestic shares and overseas listed foreign shares (i.e. 5.5 bonus shares per 10 shares, totaling RMB3,316,500,000). After the aforesaid distribution of dividends, the equity structure of the Company is: 9,346,500,000 common shares, including 5,595,500,000 held by China Shipping (Group) Company, accounting for approximately 59.87% of the common shares issued by the Company, and 3,751,000,000 held by shareholders of H Shares, accounting for approximately 40.13% of the common shares issued by the Company."

Article 3.9 shall be amended as follows: "The registered capital of the Company is RMB9,346,500,000."

In respect of the distribution of RMB3,316,500,000 shares as bonus shares, the general meeting is requested to authorize the Board (i) to execute distribution and handle matters relating to the examination, approval and registration of the amendments to the Articles of Association; (ii) to sign necessary documents relating to share dividend distribution; (iii) to go through other necessary formalities relating to the share dividend distribution and take other necessary actions relating to share dividend distribution.

(c) The distributable profit of the Group as at 30 June 2007 after deduction of the aforesaid distribution will be distributed as cash dividend, and the specific distribution plan shall be formulated and implemented by the Board as authorized by the general meeting.

(d) The distributable profit will be the lower of the distributable profits of the Group as at 30 June 2007 in the audited financial statement prepared under China Accounting Standards for Business Enterprises and that in the audited financial statement prepared under Hong Kong Financial Reporting Standard.

(e) The distributable profit from 1 July 2007 to the day preceding the Offering of A Shares shall be shared by existing and new shareholders after A Shares are offered.

The aforesaid matters shall be subject to adoption by special resolution at the general meeting, and shall come into effect after the *Proposal for Initial Public Offering and Listing of A Shares* is approved at the general meeting and shareholders class meetings.



# 中海集裝箱運輸股份有限公司
# China Shipping Container Lines Company Limited*

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*
**(Stock code: 2866)**

## REPLY SLIP
## (FOR EXTRAORDINARY GENERAL MEETING)

To: China Shipping Container Lines Company Limited (the "Company")

I/We[1] (Chinese name): ______________________________
(English name): ______________________________
of ______________________________
being the registered holder(s) of[2] ______________________________[3] domestic/H share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Extraordinary General Meeting of the Company to be held at 9:30 a.m. (or immediately after the conclusion or adjournment of the Foreign Shareholders Class Meeting and the Domestic Shareholders Class Meeting) on 29 September 2007 at Conference Room 1, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China.

Date: ______________________ Signature(s): ______________________

*Notes:*

1. Please insert full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in **block letters**.

2. Please insert the number of shares registered under your name(s).

3. Please delete as appropriate.

4. The completed and signed reply slip should be delivered to the Directorate Secretary Office of the Company at 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China on or before 9 September 2007 personally or by mail or by fax (fax number: (86) 21 6596 6813).

5. Unless otherwise defined herein, the terms used herein shall have the same meanings as defined in the circular to the shareholders of the Company dated 15 August 2007.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*



中海集裝箱運輸股份有限公司

# China Shipping Container Lines Company Limited*

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock code: 2866)**

## REPLY SLIP
## (FOR FOREIGN SHAREHOLDERS CLASS MEETING)

To: China Shipping Container Lines Company Limited (the "Company")

I/We[1] (Chinese name): ____________________

(English name): ____________________

of ____________________

being the registered holder(s) of[2] ____________________ H share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Foreign Shareholders Class Meeting of the Company to be held at 9:00 a.m. on 29 September 2007 at Conference Room 1, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China.

Date: ____________________ Signature(s): ____________________

*Notes:*

1. Please insert full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in **block letters**.

2. Please insert the number of shares registered under your name(s).

3. The completed and signed reply slip should be delivered to the Directorate Secretary Office of the Company at 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China on or before 9 September 2007 personally or by mail or by fax (fax number: (86) 21 6596 6813).

4. Unless otherwise defined herein, the terms used herein shall have the same meanings as defined in the circular to the shareholders of the Company dated 15 August 2007.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

# THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

**If you are in any doubt** about any of the contents of this Circular, you should obtain independent professional advice.

**If you have sold or transferred** all your shares in **China Shipping Container Lines Company Limited***, you should at once hand this Circular together with the attached form of proxy and reply slip to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



***WARNING:*** **The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.**



# 中海集裝箱運輸股份有限公司
# China Shipping Container Lines Company Limited*

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock code: 2866)**

## (1) Proposed A Share Issue
## (2) Proposed Bonus Issue
## (3) Proposed appointment of independent non-executive Director and adjustment of the composition of the Supervisory Committee
## (4) Proposed amendments to the Articles of Association and adoption of certain rules of procedure and the Fair Decision-Making System for Connected Transactions
## Closure of books and Notice of EGM/Foreign Shareholders Class Meeting



**It is important to note that the purpose of distributing this Circular is to provide Shareholders with information on, among other matters, the proposed issue of A Shares by the Company, so that Shareholders may make an informed decision on voting in respect of certain resolutions to be tabled at the EGM and the separate Class Meetings. This Circular does not constitute, or form part of, an offer or invitation, or solicitation or inducement of an offer, to subscribe for or purchase any of the A Shares or other securities of the Company, nor is this Circular calculated to invite offers for any Shares or other securities of the Company.**

Notices convening the Foreign Shareholders Class Meeting to be held at 9:00 a.m. on 29 September 2007, and the EGM at 9:30 a.m. (or immediately after the conclusion or adjournment of the Foreign Shareholders Class Meeting and the Domestic Shareholders Class Meeting) at Conference Room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China are set out on pages 16 to 30 of this Circular.

If you intend to attend the EGM or the separate Class Meetings, please complete and return the enclosed reply slip in accordance with the instructions printed thereon as soon as possible and in any event by no later than 9 September 2007.

Whether or not you are able to attend the EGM or the Class Meetings, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon. For holders of H shares of the Company, please return the proxy form together with any documents of authority to Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible; and for holders of domestic shares of the Company, please return the above documents to the Directorate Secretary Office of the Company at 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China as soon as possible, and in both cases in any event not later than 24 hours before the time appointed for holding the relevant meetings. Completion and return of the form of proxy will not preclude you from attending and voting at the meetings or at any adjourned meetings thereof should you so wish.

***Warning:*** **Shareholders of H Shares should note that the H Shares will be dealt with on an ex-entitlement basis commencing from Wednesday, 29 August 2007. The Bonus Issue is conditional upon the conditions set out in this Circular under heading of "Conditions of the Bonus Issue". Any person dealing in the H Shares on an ex-entitlement basis up to such conditions are fulfilled will accordingly bear the risk that the Bonus Issue may not become unconditional and may not proceed. Any person contemplating selling or purchasing H Shares during such period who is in any doubt about his/her/its position is recommended to consult his/her/its own professional adviser. Any person dealing in the H Shares should be reminded that the Company's register of H Shares members will be closed on 31 August 2007 and will be re-opened on 2 October 2007 for the EGM and the separate Class Meetings.**

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

15 August 2007

# CONTENTS

*Page*

**Definitions** . . . . . 1

**Expected Timetable** . . . . . 4

**Letter from the Board** . . . . . 5

Introduction

1. Proposed A Share Issue . . . . . 6

2. Proposed Bonus Issue . . . . . 11

3. Proposed appointment of independent non-executive Director, and adjustment of the composition of the Supervisory Committee . . . . . 11

4. Proposed amendments to the Articles of Association and the adoption of certain rules of procedure and the Fair Decision-Making System for Connected Transactions . . . . . 13

5. Closure of register of H Share members . . . . . 13

6. Listing and dealings . . . . . 13

7. Class Meetings and EGM . . . . . 14

8. Warning of risks of dealings in Shares . . . . . 14

9. Procedures for demanding a poll . . . . . 15

10. Recommendation . . . . . 15

**Notice of Extraordinary General Meeting** . . . . . 16

**Notice of Foreign Shareholders Class Meeting** . . . . . 25

**Appendix I – Proposed Revised Articles of Association** . . . . . 31

**Appendix II – Proposed Rules of Procedure of Shareholders' General Meetings** . . . . . 139

**Appendix III – Proposed Rules of Procedure of Meetings of the Board of Directors** . . . . . 163

**Appendix IV – Proposed Rules of Procedure of Meetings of the Supervisory Committee** . . . . . 174

**Appendix V – Proposed Fair Decision-Making System for Connected Transactions** . . . . . 181

*In this Circular, unless the context requires otherwise, the following terms shall have the meanings set out below:*

| | |
|---|---|
| "A Shares" | the ordinary shares to be subscribed for in RMB, which are proposed to be allotted and issued by the Company to qualified strategic investors and investors subject to market consultation who comply with the requirements of the CSRC, and natural persons, legal persons and other investors who have opened A share accounts with the Shanghai Stock Exchange (except those who are prohibited by the PRC laws, regulations and other regulatory requirements which an issuer is required to comply with), and to be listed on the Shanghai Stock Exchange; |
| "A Share Issue" | the proposed allotment and issue of not more than the higher of (i) 1,507,500,000 A Shares; or (ii) 20% of the enlarged issued share capital of the Company immediately after completion of the proposed A Share Issue and the Bonus Issue, assuming that the Bonus Issue is declared, to qualified strategic investors and investors subject to market consultation who comply with the requirements of the CSRC, and natural persons, legal persons and other investors who have opened A share accounts with the Shanghai Stock Exchange (except those who are prohibited by the PRC laws, regulations and other regulatory requirements which an issuer is required to comply with), by way of public offering of new shares and/or such other manner as shall be approved by the relevant authorities, which are proposed to be listed on the Shanghai Stock Exchange; |
| "Articles of Association" | the articles of association of the Company, as amended, modified or otherwise supplemented from time to time; |
| "Board" | the board of Directors of the Company; |
| "Bonus H Shares" | new H Shares to be issued pursuant to the Bonus Issue; |
| "Bonus Issue" | part of the distributable profits of the Group up to and including 30 June 2007 in the amount of RMB3,316,500,000 to be distributed by the Company, by way of a Bonus Issue to Shareholders on the basis of 5.5 Bonus Shares for every 10 existing Shares of par value RMB1.00 each; |

| | |
|---|---|
| "Bonus Shares" | new Shares to be issued pursuant to the Bonus Issue; |
| "CCASS" | The Central Clearing and Settlement System established and operated by HKSCC; |
| "Class Meetings" | the Domestic Shareholders Class Meeting and the Foreign Shareholders Class Meeting; |
| "Company" | 中海集裝箱運輸股份有限公司 (China Shipping Container Lines Company Limited), a joint stock limited company incorporated in the PRC with limited liability, the H shares of which are listed on the Hong Kong Stock Exchange; |
| "CSRC" | 中國證券監督管理委員會 (China Securities Regulatory Commission); |
| "Directors" | the directors of the Company, including the executive, non-executive and independent non-executive directors of the Company; |
| "Domestic Shareholders Class Meeting" | the class meeting for holders of Domestic Shares to be held at 9:15 a.m. on 29 September 2007 to approve, inter alia, the A Share Issue; |
| "Domestic Shares" | shares issued by the Company, the par value of which is RMB1.00 each and is denominated in Renminbi, and which are subscribed for in Renminbi; |
| "EGM" | the extraordinary general meeting of the Company to be held at 9:30 a.m. on 29 September 2007 (or immediately after the conclusion or adjournment of the Foreign Shareholders Class Meeting and the Domestic Shareholders Class Meeting) to approve, inter alia, the A Share Issue; |
| "Foreign Shareholders Class Meeting" | the class meeting for holders of H Shares to be held at 9:00 a.m. on 29 September 2007 to approve, inter alia, the A Share Issue; |
| "Group" | the Company and its subsidiaries; |

| | |
|---|---|
| "H Shares" | overseas listed shares of RMB1.00 each in the share capital of the Company, which are listed on the main board of the Hong Kong Stock Exchange and traded in Hong Kong dollars; |
| "HKSCC" | Hong Kong Securities Clearing Company Limited; |
| "Hong Kong Stock Exchange" | The Stock Exchange of Hong Kong Limited; |
| "Jingtian & Gongcheng" | the Company's PRC legal counsel; |
| "Latest Practicable Date" | 13 August 2007, being the latest practicable date prior to the printing of this Circular for ascertaining certain information included in this Circular; |
| "Listing Rules" | the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; |
| "PRC" | the People's Republic of China, excluding, for the purpose of this announcement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan; |
| "Record Date" | 29 September 2007, being the record date by reference to which entitlements to the Bonus Issue will be determined; |
| "Remuneration Committee" | the remuneration committee of the Board; |
| "RMB" | Renminbi, the lawful currency of the PRC; |
| "SFO" | Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong); |
| "Share(s)" | ordinary share(s) (including H Shares and Domestic Shares) of par value RMB1.00 each in the issued share capital of the Company; |
| "Shareholder(s)" | holder(s) of the Company's Shares; |
| "Supervisory Committee" | the supervisory committee of the Company. |

| | *2007* |
|---|---|
| Last day for trading in H Shares cum entitlements to the Bonus H Shares | Tuesday, 28 August |
| First day of trading in H Shares ex entitlements to the Bonus H Shares | Wednesday, 29 August |
| Latest time for lodging transfers of H Shares to qualify for entitlements to the Bonus H Shares | 4:30 p.m. on Thursday, 30 August |
| **Closure of register of H Share members** | |
| From | Friday, 31 August |
| To | Saturday, 29 September |
| Record Date for entitlements to the Bonus Shares | Saturday, 29 September |
| EGM | Saturday, 29 September |
| Register of H Share members reopens | Tuesday, 2 October |
| Despatch of share certificates for the Bonus H Shares on or about | Monday, 15 October |
| First day of dealings in the Bonus H Shares on or about | Wednesday, 17 October |

*Dates or deadlines specified in this Circular for events in the timetable for (or otherwise in relation to) the Bonus Issue are indicative only and may be exercised or varied by the agreement between the Company and the Hong Kong Stock Exchange. Any consequential changes to the expected timetable will be published by way of public announcement.*



中海集裝箱運輸股份有限公司

**China Shipping Container Lines Company Limited***

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock code: 2866)**

*Directors:*
Mr. Li Shaode
Mr. Zhang Guofa
Mr. Huang Xiaowen
Mr. Zhao Hongzhou
Mr. Ma Zehua+
Mr. Zhang Jianhua+
Mr. Wang Daxiong+
Mr. Xu Hui+
Mr. Yao Zuozhi+
Mr. Hu Hanxiang++
Mr. Shen Kangchen++
Mr. Wang Zongxi++
Mr. Jim Poon (also known as Mr. Pan Zhanyuan)++

\+ *non-executive Directors*
++ *independent non-executive Directors*

*Legal address and principal place of business in the PRC:*
27th Floor
450 Fu Shan Road
Pudong New District
Shanghai
the PRC

*Principal place of business in Hong Kong:*
Level 69
The Center
99 Queen's Road Central
Hong Kong

15 August 2007

*To the Shareholders*

Dear Sir or Madam,

**(1) Proposed A Share Issue**
**(2) Proposed Bonus Issue**
**(3) Proposed appointment of independent non-executive Director and adjustment of the composition of the Supervisory Committee**
**(4) Proposed amendments to the Articles of Association and adoption of certain rules of procedure and the Fair Decision-Making System for Connected Transactions**

## INTRODUCTION

The Board announced on 9 August 2007 that, subject to Shareholders' approval at the EGM and the separate Class Meetings, the Company will apply (i) to the relevant authorities

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

for regulatory approvals for the allotment and issue of not more than the higher of (a) 1,507,500,000 A Shares; or (b) 20% of the enlarged issued share capital of the Company immediately after completion of the proposed A Share Issue and the Bonus Issue, assuming that the Bonus Issue is declared, to qualified strategic investors and investors subject to market consultation who comply with the requirements of the CSRC, and natural persons, legal persons and other investors who have opened A share accounts with the Shanghai Stock Exchange (except those who are prohibited by the PRC laws, regulations and other regulatory requirements which an issuer is required to comply with), by way of public offering of new shares and/or such other manner as shall be approved by the relevant authorities; and (ii) to the Shanghai Stock Exchange for the listing of and dealings in its A Shares.

The Board also announced that the Company would distribute part of the distributable profits of the Group up to and including 30 June 2007 in the amount of RMB3,316,500,000 by way of a Bonus Issue to Shareholders on the basis of 5.5 Bonus Shares for every 10 existing Shares of par value RMB1.00 each.

The purpose of this Circular is to give you further details of, among other things, the proposed A Share Issue, the proposed Bonus Issue, the proposed amendments to the Articles of Association and proposed adoption of certain rules of procedure and system related to the A Share Issue, and to seek your approval at the EGM and the separate Class Meetings in connection with such matters.

## 1. PROPOSED A SHARE ISSUE

### (a) General

At the Board meeting held on 8 August 2007, subject to Shareholders' approval at the EGM and the separate Class Meetings, the Company will apply (i) to the relevant authorities for regulatory approvals for the allotment and issue of not more than the higher of (a) 1,507,500,000 A Shares; or (b) 20% of the enlarged issued share capital of the Company immediately after completion of the proposed A Share Issue and the Bonus Issue, assuming that the Bonus Issue is declared, to qualified strategic investors and investors subject to market consultation who comply with the requirements of the CSRC, and natural persons, legal persons and other investors who have opened A share accounts with the Shanghai Stock Exchange (except those who are prohibited by the PRC laws, regulations and other regulatory requirements which an issuer is required to comply with), by way of public offering of new shares and/or such other manner as shall be approved by the relevant authorities; and (ii) to the Shanghai Stock Exchange for the listing of and dealings in its A Shares. At present, the H Shares of the Company are listed on the main board of the Hong Kong Stock Exchange.

**(b) Structure of the A Share Issue**

| | |
|---|---|
| **Type of securities to be issued:** | A Shares |
| **Nominal value:** | RMB1.00 each |
| **Proposed stock exchange for listing:** | Shanghai Stock Exchange |
| **Number of A Shares to be issued:** | Not more than the higher of (i) 1,507,500,000 A Shares; or (ii) 20% of the enlarged issued share capital of the Company immediately after completion of the proposed A Share Issue and the Bonus Issue, assuming that the Bonus Issue is declared.<br><br>The final number of A Shares to be issued shall be determined by the Board based on the approval to be obtained from the CSRC and as authorized by the Shareholders at the EGM and separate Class Meetings, having regard to the relevant market conditions. |
| **Plan of distribution of distributable profits:** | New Shareholders to be issued with A Shares under the A Share Issue will not be entitled to the distributable profits of the Group up to and including 30 June 2007. The amount of such distributable profits shall be based on the audited financial statements of the Group up to and including 30 June 2007, which is the lesser of the same calculated in accordance with the PRC accounting standards and the Hong Kong Financial Reporting Standards.<br><br>Matters relating to the above distribution of distributable profits shall be decided by the Board in accordance with the authorization of the Shareholders at the EGM and separate Class Meetings.<br><br>The Group's distributable profits from 1 July 2007 to the day immediately prior to the completion of the A Share Issue shall be shared by all new and existing Shareholders of the Company after the A Share Issue in proportion to their respective shareholdings. |

**Target subscribers:** Qualified strategic investors and investors subject to market consultation who comply with the requirements of the CSRC, and natural persons, legal persons and other investors who have opened A share accounts with the Shanghai Stock Exchange (except those who are prohibited by the PRC laws, regulations and other regulatory requirements which an issuer is required to comply with).

**Methods of issue:** The proposed A Share Issue shall be conducted via a combination of placement through (i) allotment to strategic investors; (ii) offline offering to investors subject to market consultation; and (iii) placement through online subscription; or other methods of issue approved by the CSRC.

**Price determination method:** The issue price range will be determined based on prevailing market conditions of the PRC securities market at the time when the A Share Issue takes place, by way of market pricing consultation mechanism or any other price determination method approved by the CSRC. The issue price will be determined by the Company and the underwriters according to the market conditions at the time of the A Share Issue.

The issue price and the amount to be raised from the A Share Issue cannot be ascertained as at the date of the announcement and the circular because the market consultation can only be conducted after all the requisite approvals have been obtained. The Company will make an announcement following the determination of the issue price and the amount to be raised from the A Share Issue, and provide further information as to the basis for determination of the issue price.

**Use of proceeds:** The net proceeds from the A Share Issue, after deducting related expenses, will be used to (i) construct container vessels; (ii) purchase assets related to container transportation business; (iii) strengthen the Company's working capital base; and (iv) repay bank loans. The Company has not yet made any decision in relation to the percentage of proceeds to be applied to each of the above categories of use of proceeds.

**(c) Shareholders' approval and other approvals**

At the annual general meeting of the Company held on 26 June 2007, the Shareholders granted a general mandate to the Board to issue, allot and deal with additional Domestic Shares and H Shares in the Company not exceeding 20% of each of its existing Domestic Shares (i.e. 722,000,000 Domestic Shares) and H Shares (i.e. 484,000,000 H Shares) of the Company in issue as at the date of the special resolution. To date, the Company has not issued any Shares under the general mandate.

However, the number of A Shares to be issued will exceed 20% of each of its existing Domestic Shares and H Shares, thus, under the Listing Rules, the approvals from both the EGM and the separate Class Meetings shall be required for the A Share Issue.

Therefore, the A Share Issue is subject to approvals from (i) Shareholders at the EGM and the separate Class Meetings; and (ii) the CSRC and other relevant authorities.

The Bonus Issue is conditional on the approval of the A Share Issue by the Shareholders at the EGM and the separate Class Meetings, but the A Share Issue is not conditional on the approval of the Bonus Issue by the Shareholders at the EGM and the separate Class Meetings.

The EGM and the separate Class Meetings will be held on 29 September 2007 to, among other things, (i) approve the A Share Issue; (ii) authorize the Board to determine and implement the specific plan for the A Share Issue (including, but not limited to, timetable of issue, the final number of A Shares to be issued, method of issue, issue price and target subscribers); and (iii) authorize the Board to enter into documents in relation to the A Share Issue (including, but not limited to, the prospectus, the summary of the prospectus, Sponsor Agreement, Listing Agreement and various announcements).

The Shareholder approval in respect of the A Share Issue, if obtained from the EGM and the separate Class Meetings, shall be effective for a period of 12 months from the date of such approval. In addition, the examination and consent of the Shanghai Stock Exchange for the listing of and dealings in the A Shares on the Shanghai Stock Exchange is also required.

**(d) Reasons for and benefits of the A Share Issue**

The Company believes that the A Share Issue will establish a new financing platform for the Company, upgrade the brand recognition of the Company, promote the strategy of improving the quality of the shipping routes, fund the Company's ongoing business development and improve the Company's competitiveness and profit return to the Shareholders. The Board believes that the A Share Issue will benefit the Company and Shareholders as a whole.

**(e) Effect of the A Share Issue and/or the Bonus Issue on the Company's shareholding structure**

Set out below is the shareholding structure of the Company as at the Latest Practicable Date, immediately upon completion of (1) the Bonus Issue; (2) the A Share Issue (assuming the Bonus Issue is not approved); and (3) the A Share Issue, based on the assumption that an aggregate of 2,336,625,000 A Shares will be issued (assuming that the Bonus Issue is completed before the A Share Issue). However, investors are cautioned that the final offer size of the A Share Issue is subject to (i) approval from Shareholders at the EGM and separate Class Meetings; (ii) approvals from the CSRC and other relevant authorities, and (iii) adjustment by the Board, and will be dependent on the prevailing conditions of the PRC securities market at the time when the A Share Issue takes place by way of customary domestic pricing consultation mechanism or any other price determination method approved by the CSRC.

| | As at the Latest Practicable Date | Immediately upon completion of the Bonus Issue | Immediately upon completion of the A Share Issue (assuming the Bonus Issue is not approved) | Immediately upon completion of the Bonus Issue and the A Share Issue |
|---|---|---|---|---|
| | *Number of Shares (%)* | *Number of Shares (%)* | *Number of Shares (%)* | *Number of Shares (%)* |
| **(1) Domestic Shares** | | | | |
| - held by China Shipping (Group) Company | 3,610,000,000<br>(59.87%) | 5,595,500,000<br>(59.87%) | 3,610,000,000<br>(47.89%) | 5,595,500,000<br>(47.89%) |
| - A Shares | 0<br>(0%) | 0<br>(0%) | 1,507,500,000<br>(20.00%) | 2,336,625,000<br>(20%) |
| **(2) H Shares** | 2,420,000,000<br>(40.13%) | 3,751,000,000<br>(40.13%) | 2,420,000,000<br>(32.11%) | 3,751,000,000<br>(32.11%) |
| **(3) Total Number of Shares** | 6,030,000,000<br>(100%) | 9,346,500,000<br>(100%) | 7,537,500,000<br>(100%) | 11,683,125,000<br>(100%) |

As advised by Jingtian & Gongcheng, according to the current relevant PRC laws and regulations and the relevant requirements of the CSRC and the Shanghai Stock Exchange, Domestic Shares issued before completion of the A Share Issue may be converted to qualified tradable shares, and thus become A Shares. Except for the relevant requirements relating to lock-up period under the relevant laws and regulations and the listing rules of the Shanghai Stock Exchange, such A Shares shall carry the same rights as the other A Shares issued by the Company. It is expected that the conversion of Domestic Shares into A Shares will not involve any payment of compensation by the holders of such Domestic Shares to the holders of the A Shares issued under the A Share Issue.

## 2. PROPOSED BONUS ISSUE

### (a) Bonus Issue

It is proposed that the Company distributes part of the distributable profits of the Group up to and including 30 June 2007 in the amount of RMB3,316,500,000 by way of a Bonus Issue to Shareholders on the basis of 5.5 Bonus Shares for every 10 existing Shares of par value RMB1.00 each.

Matters relating to the Bonus Issue shall be decided by the Board in accordance with the authorization of the Shareholders at the EGM and separate Class Meetings.

### (b) Conditions of the Bonus Issue

The proposed Bonus Issue is conditional upon the following:

(i) the passing of special resolutions to approve the Bonus Issue and the A Share Issue at the EGM and the separate Class Meetings;

(ii) the Listing Committee of the Hong Kong Stock Exchange granting listing of, and permission to deal in, the Bonus H Shares; and

(iii) the granting of approval of the Bonus Issue by the relevant PRC approval authorities.

## 3. PROPOSED APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR, AND ADJUSTMENT OF THE COMPOSITION OF THE SUPERVISORY COMMITTEE

### (a) Appointment of independent non-executive Director

In order to comply with the relevant recommended best practice under Appendix 14 of the Listing Rules and the relevant requirements applicable to PRC listed issuers, the Board proposes to appoint Mr. Shen Chongying as an additional independent non-executive Director. A resolution for the appointment of Mr. Shen Chongying as an independent non-executive Director is set out in the notice of the EGM. Thus the number of independent non-executive Directors will be increased from 4 to 5, the total number of Directors will be increased from 13 to 14 and the Articles of Association shall be revised accordingly. His appointment will come into effect after his appointment is approved at the EGM and after the above amendments to the Articles of Association of the Company comes into effect.

Mr. Shen Chongying graduated from Shanghai Industrial College and is qualified as a senior economist. He previously worked in several government departments in Shanxi Province from June 1972 to December 1990. He served as chairman of Hong Kong Li Shan Limited from December 1990 to May 1994, the deputy director of Shanghai Planned Economy Research Institution from May 1994 to February 1996, the deputy office manager and office manager of Shanghai Supervision Management Office of Securities and Future from February 1996 to October 1998, the secretary of the CPC Committee and the head of CSRC Shanghai Securities Management Office and the chief of CSRC Shanghai Inspection Bureau from October 1998 to June 2003. During July 2003 to August 2006, he was a non-member governor of Shanghai Stock Exchange and the Head of the Shanghai Stock Exchange Member Management Committee. Since March 2003 to the present, he has been a member of the Standing Committee of the Shanghai Municipal People's Congress.

Save as disclosed above, Mr. Shen Chongying has not held any directorship in listed public companies in the last three years, has no other major appointments and qualifications, and is not connected with any directors, senior management or substantial or controlling Shareholder.

Mr. Shen Chongying does not have any interest in the shares of the Company within the meaning of Part XV of the SFO as at the Latest Practicable Date. There is no information which is required to be disclosed by Mr. Shen Chongying under Rules 13.51(2)(h) to (v) of the Listing Rules and there is no other matter that needs to be brought to the attention of holders of securities of the Company pursuant to Rule 13.51(2)(w) of the Listing Rules.

Mr. Shen Chongying will enter into a service contract with the Company. The length of service of Mr. Shen Chongying will be from the date on which his appointment becomes effective until the end of the 2nd Board Meeting. The annual remuneration of Mr. Shen Chongying will be decided by the Board after his appointment becomes effective.

**(b) Adjustment of the Composition of the Supervisory Committee**

Mr. Yao Guojian is proposed to be removed from his position as a Shareholder approved supervisor and the vacancy will be filled by a supervisor to be elected at the employees' representative meeting. Thus, after the removal and election, although the total number of supervisors will not be changed, the number of employee appointed supervisors is proposed to be increased from 1 to 2, and the Articles of Association shall be revised accordingly. The appointment of the employee appointed supervisor will become effective after his election at the employees' representative meeting and after obtaining the approvals from the relevant authorities regarding the amendments of the Articles of Association.

## 4. PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND THE ADOPTION OF CERTAIN RULES OF PROCEDURE AND THE FAIR DECISION-MAKING SYSTEM FOR CONNECTED TRANSACTIONS

In light of the proposed Bonus Issue and A Share Issue and to further improve corporate governance, the Board proposes to make certain amendments to the Articles of Association and adopt Rules and Procedures of Shareholders' General Meetings, Rules and Procedures of Meetings of the Board of Directors, Rules and Procedures of Meetings of the Supervisory Committee and the Fair Decision-Making System for Connected Transactions, pursuant to the requirements of the applicable PRC laws and regulations and the relevant rules of the Shanghai Stock Exchange on which the A Shares will be listed.

The proposed amendments and the adoption of such system and rules of procedure shall come into effect upon the revised Articles of Association of the Company coming into effect and are subject to the approval of Shareholders at the EGM. The proposed revised Articles of Association and such proposed rules of procedure and system are set out in Appendices I to V respectively to this Circular.

## 5. CLOSURE OF REGISTER OF H SHARE MEMBERS

The register of H Share members of the Company will be closed from 31 August 2007 to 29 September 2007 (both days inclusive) during which period no transfer of H Shares will be effected. In order to qualify for the Bonus H Shares, Shareholders whose H Shares are not registered in their names should complete and lodge instruments of transfer for the H Shares together with the certificates for their H Shares with the Company's share registrar for H Shares in Hong Kong, Computershare Hong Kong Investor Services Limited at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on 30 August 2007.

## 6. LISTING AND DEALINGS

Application will be made to the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the Bonus H Shares. Subject to the satisfaction of the conditions as set out in this Circular (including but not limited to the granting of the aforesaid approval by the Hong Kong Stock Exchange), the Bonus H Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS. All necessary arrangements will be made for the Bonus H Shares to be admitted into CCASS. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

It is expected that certificates for the Bonus H Shares will be posted to those entitled thereto at their own risk on or about 15 October 2007. In the case of joint shareholdings, the certificates for the Bonus H Shares will be posted to the address of the first named member on the register of members of the Company in respect of such joint holding.

Dealings in the Bonus H Shares, which are expected to commence on or about 17 October 2007, will be subject to Hong Kong stamp duty.

## 7. CLASS MEETINGS AND EGM

Special resolutions to approve, among other matters, the proposed A Share Issue, the proposed Bonus Issue, the proposed amendments to the Articles of Association and the proposed adoption of the Rules and Procedures of Shareholders' General Meetings, the Rules and Procedures of Meetings of the Board of Directors and the Rules and Procedures of Meetings of the Supervisory Committee will be proposed at the EGM. An ordinary resolution to approve the Fair Decision-Making System for Connected Transactions will also be proposed at the EGM.

In addition, special resolutions to approve the A Share Issue and the Bonus Issue will be proposed at the Domestic Shareholders Class Meeting and the Foreign Shareholders Class Meeting. The Company will treat the special resolutions of the Foreign Shareholders Class Meeting to be passed if each attains a two-thirds majority of the voting rights of holders of H Shares attending the meeting.

No Shareholder is required to abstain from voting in connection with the matters to be resolved at the separate Class Meetings and the above matters to be resolved at the EGM.

Notices convening Foreign Shareholders Class Meeting and the EGM, together with the reply slip and form of proxy are enclosed with this Circular.

Completion and return of the form of proxy will not preclude you from attending and voting in person at the meetings or at any adjourned meetings should you so wish and completion and return of the reply slip do not affect the right of a Shareholder to attend the respective meeting. However, a failure to return the reply slip may result in an adjournment of the respective meeting, if the number of Shares carrying the right to vote represented by the Shareholders proposing to attend the relevant meeting by the reply slip does not reach more than half of the total number of Shares of the Company carrying the right to vote at the relevant meeting.

## 8. WARNING OF RISKS OF DEALINGS IN SHARES

Shareholders of H Shares should note that the H Shares will be dealt with on an ex-entitlement basis commencing from Wednesday, 29 August 2007. The Bonus Issue is conditional upon the conditions set out in this Circular under the heading of "Conditions of the Bonus Issue". Any person dealing in the H Shares on an ex-entitlement basis up to such conditions are fulfilled will accordingly bear the risk that the Bonus Issue may not become unconditional and may not proceed. Any person contemplating selling or purchasing H Shares during such period who is in any doubt about his/her/its position is recommended to consult his/her/its own professional adviser. Any person dealing in the H Shares should be reminded that the Company's register of H Shares members will be closed on 31 August 2007 and will be re-opened on 2 October 2007 for the EGM and the separate Class Meetings.

## 9. PROCEDURES FOR DEMANDING A POLL

Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the EGM, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

Unless a poll is so demanded, a declaration by the chairman of the meeting as to whether a resolution has been passed on a show of hands and an entry to that effect into the minutes of the meeting shall be conclusive evidence of the fact without requiring proof of the number or proportion of votes cast in favour of or against such resolution. The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

## 10. RECOMMENDATION

The Directors consider that the proposed A Share Issue, the proposed Bonus Issue, the proposed appointment of independent non-executive Director, adjustment of the composition of the Supervisory Committee and proposed amendments to the Articles of Association, as well as the adoption of certain rules of procedure and the Fair Decision-Making System for Connected Transactions, are in the best interest of the Company and its Shareholders as a whole.

Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions which will be proposed at the Class Meetings and the EGM.

By Order of the Board
**China Shipping Container Lines Company Limited**
**Li Shaode**
*Chairman*



# 中海集裝箱運輸股份有限公司
# China Shipping Container Lines Company Limited*

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock code: 2866)**

**NOTICE IS HEREBY GIVEN** that an extraordinary general meeting ("**EGM**") of China Shipping Container Lines Company Limited ("**Company**") will be held at 9:30 a.m. on Saturday, 29 September 2007 (or immediately after the conclusion or adjournment of the Foreign Shareholders Class Meeting and the Domestic Shareholders Class Meeting) at Conference Room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China ("**PRC**") to consider and, if thought fit, to pass the following resolutions. Unless otherwise indicated, capitalized terms used herein shall have the same meanings as those defined in the Circular of the Company dated 15 August 2007:

## Special Resolutions

### 1. Proposal for Initial Public Offering and Listing of A Shares

To cope with market competition and strengthen industry leadership, the Company keeps increasing capital expenditure for vessels and containers, step ups developing sea routes and building up sea route brands, and extends and intensifies foreign cooperation, all of which entail greater capital strength and financing efficiency. To that end, the Company plans initial public offering and listing of A Shares ("the Offering of A Shares"). The return to the A Share market may diversify the financing channels of the Company and provide the Company with greater margin in the selection of financial channels in the future. Also, as the customer group of the Company is mainly based in China, the return to the A Share market may enhance the brand influence and promote the sea route optimization strategy of the Company. The specific scheme of the Offering of A Shares is:

(a) Type of shares to be offered: RMB ordinary shares (A Shares)

(b) Number of A Shares to be offered: Not more than the higher of (i) 1,507,500,000 A Shares; or (ii) 20% of the enlarged issued share capital of the Company immediately after completion of the proposed A Share Issue and the Bonus Issue, assuming that the Bonus Issue is declared.

The final number of A Shares to be issued shall be determined by the Board based on the approval to be obtained from the CSRC and as authorized by the Shareholders at the EGM and separate Class Meetings, having regard to the relevant market conditions.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

(c) Par value: RMB1.00 per share

(d) Target subscribers: Qualified strategic investors and investors subject to market consultation who comply with the requirements of the CSRC, and natural persons, legal persons and other investors who have opened A share accounts with the Shanghai Stock Exchange (except those who are prohibited by the PRC laws, regulations and other regulatory requirements which an issuer is required to comply with).

(e) Place of listing: Shanghai Stock Exchange

(f) Methods of issue: The proposed A Share Issue shall be conducted via a combination of placement through (i) allotment to strategic investors; (ii) offline offering to investors subject to market consultation; and (iii) placement through online subscription; or other methods of issue approved by the CSRC.

(g) Price determination method: The issue price range will be determined based on prevailing market conditions of the PRC securities market at the time when the A Share Issue takes place, by way of market pricing consultation mechanism or any other price determination method approved by the CSRC. The issue price will be determined by the Company and the underwriters according to the market conditions at the time of the A Share Issue.

(h) Use of proceeds: The net proceeds of the offering of A Shares after deduction of offering expenses will be used to (i) construct container vessels; (ii) purchase assets related to container transportation business; (iii) strengthen the Company's working capital base; and (iv) repay bank loans.

(i) Plan for distribution of distributable profit before offering: Shareholders in the Offering of A Shares are not entitled to the distributable profit of the Group as at 30 June 2007. The distributable profit from 1 July 2007 to the day preceding the Offering of A Shares shall be shared by existing and new shareholders after A Shares are offered.

(j) Validity period of the resolution: The resolution on the Offering of A Shares shall be valid for 12 months since its adoption at the general meeting

(k) Scope of authorization for the Board in the Offering of A Shares: (i) The Board is granted full right to decide and handle matters relating to the Offering of A Shares and listing (including but not limited to deciding the offering time, quantity, method, pricing method, price, target subscribers, number and percentage of A Shares offered to the respective subscribers); (ii) The Board is granted full right to sign the documents needed for the Offering of A Shares and listing (including but not limited to the prospectus, summary of the prospectus, sponsorship agreement, listing agreement and various announcements); (iii) The Board is authorized to amend the Articles of Association of the Company in line with the Offering of A Shares, and go through relevant examination, approval and registration formalities; (iv) The

Board may propose to the general meeting to authorize the Board to decide and execute matters relating to using the proceeds from the Offering of A Shares to construct container vessels; purchase assets related to container transportation business; strengthen the Company's working capital base; and repay bank loans (including but not limited to specific project, value, execution time and method); (v) The Board is authorized to go through other necessary formalities relating to the Offering of A Shares and listing, take other necessary actions relating to the Offering of A Shares and listing, and upon completion of the Offering of A Shares, go through formalities for the registration of relevant matters such as change of the registered capital of the Company. The Board may transfer the aforesaid authorizations to a specific director where appropriate.

The aforesaid matters shall be subject to adoption by special resolution at the general meeting, and are hereby proposed for consideration at the general meeting.

**2. Proposal Concerning the Plan for Distribution of Distributable Profit Before Offering**

The plan for distribution of distributable profit before initial public offering of A Shares ("the Offering of A Shares") is as follows:

(a) Shareholders in the Offering of A Shares are not entitled to the distributable profit of the Group as at 30 June 2007.

(b) Some of the distributable profit of the Group as at 30 June 2007 will be distributed as share dividend at par value, i.e. 5.5 bonus shares per 10 shares, totaling RMB3,316,500,000. The distribution of bonus shares shall be adopted by a special resolution at the general meeting and implemented upon approval by the relevant examination and approval authority.

The record relating to the share capital of the Company in the Articles of Association shall also be modified where appropriate after the distribution of bonus shares. Specifically,

Article 3.6 shall be amended as follows:

"With approval of SAAC, the number of common shares issued by the Company at the time of its incorporation was 3,830,000,000, which common shares were state-owned corporate shares, all held by China Shipping (Group) Company.

The number of overseas listed foreign shares at the IPO of the Company was 2,200,000,000 upon approval by the securities regulatory authority under the State Council. After issue of the aforesaid overseas listed foreign shares, the equity structure of the Company is: 6,030,000,000 common shares, including 3,610,000,000 held by China Shipping (Group) Company, accounting for approximately 59.87% of the common shares issued by the Company, and 2,420,000,000 held by shareholders of H Shares, accounting for approximately 40.13% of the common shares issued by the Company.

Upon approval by a special resolution at the second extraordinary general meeting of the Company in 2007 and approval by the examination and approval authority authorized by the State Council, the Company distributed its dividend as at 30 June 2007 as share dividend to holders of domestic shares and overseas listed foreign shares (i.e. 5.5 bonus shares per 10 shares, totaling RMB3,316,500,000). After the aforesaid distribution of dividends, the equity structure of the Company is: 9,346,500,000 common shares, including 5,595,500,000 held by China Shipping (Group) Company, accounting for approximately 59.87% of the common shares issued by the Company, and 3,751,000,000 held by shareholders of H Shares, accounting for approximately 40.13% of the common shares issued by the Company."

Article 3.9 shall be amended as follows: "The registered capital of the Company is RMB9,346,500,000."

In respect of the distribution of RMB3,316,500,000 shares as bonus shares, the general meeting is requested to authorize the Board (i) to execute distribution and handle matters relating to the examination, approval and registration of the amendments to the Articles of Association; (ii) to sign necessary documents relating to share dividend distribution; (iii) to go through other necessary formalities relating to the share dividend distribution and take other necessary actions relating to share dividend distribution.

(c) The distributable profit of the Group as at 30 June 2007 after deduction of the aforesaid distribution will be distributed as cash dividend, and the specific distribution plan shall be formulated and implemented by the Board as authorized by the general meeting.

(d) The distributable profit will be the lower of the distributable profits of the Group as at 30 June 2007 in the audited financial statement prepared under China Accounting Standards for Business Enterprises and that in the audited financial statement prepared under Hong Kong Financial Reporting Standard.

(e) The distributable profit from 1 July 2007 to the day preceding the Offering of A Shares shall be shared by existing and new shareholders after A Shares are offered.

The distributable profit from 1 July 2007 to the day preceding the Offering of A Shares shall be shared by existing and new shareholders after A Shares are offered.

The aforesaid matters shall be subject to adoption by special resolution at the general meeting, and shall come into effect after the Proposal for Initial Public Offering and Listing of A Shares is approved at the general meeting and shareholders class meetings, and are hereby proposed for consideration at the general meeting.

**3. Proposal for Election of an Additional Director**

To improve the corporate governance structure of the Company, the Company plans to increase the number of independent non-executive directors from the existing 4 to 5 to bring it up to at least one third of the total number of directors of the Company in accordance with

the best practices recommended in Appendix 14 Code on Corporate Governance Practices of SEHK Listing Rules, and relevant Chinese laws, regulations and regulatory documents.

As recommended by China Shipping (Group) Company, Mr. Shen Zhongying is nominated as independent director of the Company, which nomination will take effect after approval at the general meeting and the change of the Articles of Association arising therefrom is approved by the regulatory authority.

Meanwhile, the Articles of Association shall be amended as follows according to the aforesaid change of directors:

Article 10.1 shall be amended as follows:

"The Company shall have a board of directors, which shall report to general meetings. The Board shall consist of 14 directors, including at least 2 executive directors responsible for the daily assignments of the Company; the other directors are non-executive directors, who will not handle daily affairs of the Company, and at least 5 of them shall be independent non-executive directors. The Board shall have one chairman and two vice chairmen."

The general meeting is requested to authorize the Board to go through formalities relating to the examination, approval and registration of the amendments to the Articles of Association and to determine the remuneration of the independent director elect and sign a service contract with the same.

The aforesaid matter shall be subject to adoption by a special resolution at the general meeting.

**4. Proposal Concerning Adjustment of Membership Structure of the Supervisory Committee of the Company**

Article 118 of Company Law of the People's Republic of China stipulates that the supervisory committee shall comprise shareholder representatives and an appropriate proportion of employee representatives, which proportion shall not be lower than one third. The Supervisory Committee of the Company now consists of six members, comprising three shareholder representatives, one employee representatives and two independent supervisors. In the light of the actual conditions of the Company, the Supervisory Committee of the Company now adjusts its membership to two shareholder representatives, two employee representatives and two independent supervisors. In accordance therewith, the Company removes shareholder representative supervisor Mr. Yao Guojian assigned by China Shipping (Group) Company from the position of shareholder representative supervisor, which removal will take effect after approval at the general meeting and the change of the Articles of Association arising therefrom is approved by the regulatory authority. The vacancy of supervisor shall be filled by an employee representative elected by the employees of the Company.

Meanwhile, the Articles of Association shall be amended as follows according to the aforesaid change of supervisors:

Paragraph 1 of Article 13.3 shall be amended as follows:

"The Supervisory Committee comprises two shareholder representatives, two employee representatives and two independent supervisors. Shareholder representatives and independent supervisors shall be elected and removed at general meetings, and employee representatives shall be elected and removed democratically by the employees of the Company."

The general meeting is requested to authorize the Board to go through formalities relating to the examination, approval and registration of the amendments to the Articles of Association and to authorize the Supervisory Committee to determine the remuneration of the independent director elect and sign a service contract with the same.

The aforesaid matter shall be subject to adoption by a special resolution at the general meeting.

**5. Proposal Concerning Amendments to the Articles of Association**

The Company plans to issue and list A Shares. Pursuant to relevant Chinese laws, regulations and regulatory documents, if an H-Share company issues shares on the A Share market, the Company shall, while continuing to execute Mandatory Provisions for the Articles of Association to Be Listed Overseas, amend its Articles of Association pursuant to Guide to Articles of Association of Listed Companies and other laws, regulations and regulatory documents. The said amendment to the Articles of Association shall be subject to adoption by a special resolution at the general meeting and approval by the relevant regulatory authority of the state, and shall come into effect as from the date on which the A Shares of the Company are listed with a domestic stock exchange. After offering of A Shares is approved and A Shares are offered, the general meeting is requested to authorize the Board to make amendment as it deems necessary and appropriate pursuant to the governing laws and regulations and the requirements of the relevant government agency of China and to go through examination, approval and registration formalities with the relevant government agency after A Shares are offered. The amended Articles of Association shall come into effect upon approval by the relevant regulatory authority. The general meeting is also requested to authorize the Board to set special committees pursuant to the Articles of Association and relevant clauses of the appendix thereto.

**6. Proposal Concerning Rules of Procedure of Shareholders' General Meeting**

To further regulate the behavior of the Company and enable the shareholders to exercise their functions and powers pursuant to law, the secretariat of the Board has drafted out Rules of Procedure for General Meetings of China Shipping Container Lines Co., Ltd. pursuant to relevant laws and regulations including Company Law (amended 2005) and Securities Law and in the light of the actual conditions of the Company. These rules of procedure shall be subject to adoption by a special resolution at the general meeting and shall come into effect at the same time as the amendments to the Articles of Association made for offering of A Shares come into effect.

This proposal is hereby submitted for consideration at the general meeting.

## 7. Proposal Concerning Rules of Procedure of Meetings of the Board of Directors

In order to regulate the operational and decision making procedures of the Board of Directors of the Company, to make the directors and the Board effectively perform their duties, and to ensure the standard operation and scientific decision-making of the Board, the secretariat of the Board has drafted out Rules of Procedure for Board Meetings of China Shipping Container Lines Co., Ltd. pursuant to Company Law, Securities Law and Standards for the Governance of Listed Companies. These rules of procedure shall be subject to adoption by a special resolution at the general meeting and shall come into effect at the same time as the amendments to the Articles of Association made for offering of A Shares come into effect.

This proposal is hereby submitted for consideration at the general meeting.

## 8. Proposal Concerning Rules of Procedure of Meeting of the Supervisory Committee

To further regulate the rules of procedure and decision-making of the supervisory committee of the Company, make the supervisors and the supervisory committee effectively perform their supervisory duties, and improve the governance structure of the Company, the Rules of Procedure for Meetings of the Supervisory Committee of China Shipping Container Lines Co., Ltd. is formulated pursuant to Company Law, Securities Law and Standards for the Governance of Listed Companies. These rules of procedure shall be subject to adoption by a special resolution at the general meeting and shall come into effect at the same time as the amendments to the Articles of Association made for offering of A Shares come into effect.

This proposal is hereby submitted for consideration at the general meeting.

### Ordinary Resolution

## 9. Proposal Concerning Fair Decision-Making System for Connected Transactions

In order to regulate the connected transactions of China Shipping Container Lines Co., Ltd. ("the Company") and protect the legitimate rights and interests of the investors, especially small and medium investors, the Regulations on Connected Transactions of the Company are formulated pursuant to Company Law of the People's Republic of China, Securities Law of the People's Republic of China, Listing Rules of Shanghai Stock Exchange (amended 2006), Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and other laws, regulations and regulatory documents, and Articles of Association of China Shipping Container Lines Co., Ltd. These Regulations shall be subject to adoption by a special resolution at the general meeting and shall come into effect at the same time as the amendments to the Articles of Association made for offering of A Shares come into effect. The general meeting

is requested to authorize the Board to amend the aforesaid Regulations as it deems necessary, appropriate and favorable pursuant to the governing laws and regulations and the requirements of the relevant government agency of China.

This proposal is hereby submitted for consideration at the general meeting.

By Order of the Board
**China Shipping Container Lines Company Limited**
**Li Shaode**
*Chairman*

Shanghai, the People's Republic of China
15 August 2007

*Notes:*

1. Details of (a) the revised Articles of Association; (b) the Rules and Procedures of Shareholders' General Meetings; (c) the Rules and Procedures of Meetings of the Board of Directors; (d) the Rules and Procedures of Meetings of the Supervisory Committee; and (e) the Fair Decision-Making System for Connected Transactions, are set out in Appendices I to V respectively to the Circular.

2. Shareholders are reminded to read carefully details of the proposed A Share Issue and Bonus Issue as well as the relevant content of the proposals made by the Company in relation to the use of proceeds from the A Share Issue and the dividends as declared in the Bonus Issue.

3. The address of Computershare Hong Kong Investor Services Limited is as follows:

   46th Floor, Hopewell Centre
   183 Queen's Road East
   Hong Kong

4. Holders of domestic shares or H shares, who intend to attend the EGM, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the EGM. Details of the Directorate Secretary Office of the Company are as follows:

   3rd Floor
   450 Fu Shan Road
   Pudong New District
   Shanghai
   The People's Republic of China
   200122
   Tel: 86-21-6596-6666
   Fax: 86-21-6596-6813

5. Each holder of H shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the EGM. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

6. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

7. To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Computershare Hong Kong Investor Services Limited, the address of which is set out in Note 3 above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such documents to be valid.

8. The holder of domestic shares is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on its behalf at the EGM. Notes 5 to 7 also apply to the holder of domestic shares, except that the proxy form or other documents of authority must be delivered to the Directorate Secretary Office of the Company, the address is set out in Note 4 above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such documents to be valid.

9. If a proxy attends the EGM on behalf of a Shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person Shareholder appoints its corporate representative to attend the EGM, such representative should produce his/her identity card and the notarized copy of the resolution passed by the board of directors or other authorities or other notarized copy of the license issued by such legal person Shareholder.

10. Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the EGM, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

    (a) by the chairman of the meeting;

    (b) by at least two Shareholders entitled to vote present in person or by proxy;

    (c) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

    The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

11. Notice is hereby given that pursuant to the Articles of Association of the Company, for the purpose of holding the EGM, the register of H Share members will be closed from 31 August 2007 to 29 September 2007 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders whose names appear on the register of H Share members at the close of business on 1 September 2007 are entitled to attend and vote at the EGM. Shareholders whose names appear on the register of H Share members at the close of business on 29 September 2007 are entitled to the Bonus H Shares.

    In order to attend the EGM and to qualify for the Bonus H Shares, holders of the Company's H shares shall lodge all transfers together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 30 August 2007.

12. The EGM is expected to last for half a day. Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

*The Board as at the date of this Circular comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Shen Kangchen, Mr. Wang Zongxi and Mr. Jim Poon (also known as Mr. Pan Zhanyuan), being independent non-executive directors.*



# 中海集裝箱運輸股份有限公司
# China Shipping Container Lines Company Limited*

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock code: 2866)**

**NOTICE IS HEREBY GIVEN** that a class meeting for holders of H Shares ("**Foreign Shareholders Class Meeting**") of China Shipping Container Lines Company Limited ("**Company**") will be held at 9:00 a.m. on Saturday, 29 September 2007 at Conference Room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China ("**PRC**") to consider and, if thought fit, to pass the following resolutions. Unless otherwise indicated, capitalized terms used herein shall have the same meanings as those defined in the Circular of the Company dated 15 August 2007:

**Special Resolutions**

**1. Proposal for Initial Public Offering and Listing of A Shares**

To cope with market competition and strengthen industry leadership, the Company keeps increasing capital expenditure for vessels and containers, step ups developing sea routes and building up sea route brands, and extends and intensifies foreign cooperation, all of which entail greater capital strength and financing efficiency. To that end, the Company plans initial public offering and listing of A Shares ("the Offering of A Shares"). The return to the A Share market may diversify the financing channels of the Company and provide the Company with greater margin in the selection of financial channels in the future. Also, as the customer group of the Company is mainly based in China, the return to the A Share market may enhance the brand influence and promote the sea route optimization strategy of the Company. The specific scheme of the Offering of A Shares is:

(a) Type of shares to be offered: RMB ordinary shares (A Shares)

(b) Number of A Shares to be offered: Not more than the higher of (i) 1,507,500,000 A Shares; or (ii) 20% of the enlarged issued share capital of the Company immediately after completion of the proposed A Share Issue and the Bonus Issue, assuming that the Bonus Issue is declared.

The final number of A Shares to be issued shall be determined by the Board based on the approval to be obtained from the CSRC and as authorized by the Shareholders at the EGM and separate Class Meetings, having regard to the relevant market conditions.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

(c) Par value: RMB1.00 per share

(d) Target subscribers: Qualified strategic investors and investors subject to market consultation who comply with the requirements of the CSRC, and natural persons, legal persons and other investors who have opened A share accounts with the Shanghai Stock Exchange (except those who are prohibited by the PRC laws, regulations and other regulatory requirements which an issuer is required to comply with).

(e) Place of listing: Shanghai Stock Exchange

(f) Methods of issue: The proposed A Share Issue shall be conducted via a combination of placement through (i) allotment to strategic investors; (ii) offline offering to investors subject to market consultation; and (iii) placement through online subscription; or other methods of issue approved by the CSRC.

(g) Price determination method: The issue price range will be determined based on prevailing market conditions of the PRC securities market at the time when the A Share Issue takes place, by way of market pricing consultation mechanism or any other price determination method approved by the CSRC. The issue price will be determined by the Company and the underwriters according to the market conditions at the time of the A Share Issue.

(h) Use of proceeds: The net proceeds of the Offering of A Shares after deduction of offering expenses will be used to (i) construct container vessels; (ii) purchase assets related to container transportation business; (iii) strengthen the Company's working capital base; and (iv) repay bank loans.

(i) Plan for distribution of distributable profit before offering: Shareholders in the Offering of A Shares are not entitled to the distributable profit of the Group as at 30 June 2007. The distributable profit from 1 July 2007 to the day preceding the Offering of A Shares shall be shared by existing and new shareholders after A Shares are offered.

(j) Validity period of the resolution: The resolution on the Offering of A Shares shall be valid for 12 months since its adoption at the general meeting

(k) Scope of authorization for the Board in the Offering of A Shares: (i) The Board is granted full right to decide and handle matters relating to the Offering of A Shares and listing (including but not limited to deciding the offering time, quantity, method, pricing method, price, target subscribers, number and percentage of A Shares offered to the respective subscribers); (ii) The Board is granted full right to sign the documents needed for the Offering of A Shares and listing (including but not limited to the prospectus, summary of the prospectus, sponsorship agreement, listing agreement and various announcements); (iii) The Board is authorized to amend the Articles of Association of the Company in line with the Offering of A Shares, and go through relevant examination, approval and registration formalities; (iv) The Board may propose to the general meeting to authorize the Board to decide and

execute matters relating to using the proceeds from the Offering of A Shares to construct container vessels; purchase assets related to container transportation business; strengthen the Company's working capital base; and repay bank loans (including but not limited to specific project, value, execution time and method); (v) The Board is authorized to go through other necessary formalities relating to the Offering of A Shares and listing, take other necessary actions relating to the Offering of A Shares and listing, and upon completion of the Offering of A Shares, go through formalities for the registration of relevant matters such as change of the registered capital of the Company. The Board may transfer the aforesaid authorizations to a specific director where appropriate.

The aforesaid matters shall be subject to adoption by special resolution at the Foreign Shareholders Class Meeting, and are hereby proposed for consideration at the Foreign Shareholders Class Meeting.

**2. Proposal Concerning the Plan for Distribution of Distributable Profit Before Offering**

The plan for distribution of distributable profit before initial public offering of A Shares ("the Offering of A Shares") is as follows:

(a) Shareholders in the Offering of A Shares are not entitled to the distributable profit of the Group as at 30 June 2007.

(b) Some of the distributable profit of the Group as at 30 June 2007 will be distributed as share dividend at par value, i.e. 5.5 bonus shares per 10 shares, totaling RMB3,316,500,000. The distribution of bonus shares shall be adopted by a special resolution at the general meeting and implemented upon approval by the relevant examination and approval authority.

The distributable profit from 1 July 2007 to the day preceding the Offering of A Shares shall be shared by existing and new shareholders after A Shares are offered.

The record relating to the share capital of the Company in the Articles of Association shall also be modified where appropriate after the distribution of bonus shares. Specifically,

Article 3.6 shall be amended as follows:

"With approval of SAAC, the number of common shares issued by the Company at the time of its incorporation was 3,830,000,000, which common shares were state-owned corporate shares, all held by China Shipping (Group) Company.

The number of overseas listed foreign shares at the IPO of the Company was 2,200,000,000 upon approval by the securities regulatory authority under the State Council. After issue of the aforesaid overseas listed foreign shares, the equity structure of the Company is: 6,030,000,000 common shares, including 3,610,000,000 held by China Shipping (Group) Company, accounting for approximately 59.87% of the common shares issued by the Company, and 2,420,000,000 held by shareholders of H Shares, accounting for approximately 40.13% of the common shares issued by the Company.

Upon approval by a special resolution at the second extraordinary general meeting of the Company in 2007 and approval by the examination and approval authority authorized by the State Council, the Company distributed its dividend as at 30 June 2007 as share dividend to holders of domestic shares and overseas listed foreign shares (i.e. 5.5 bonus shares per 10 shares, totaling RMB3,316,500,000). After the aforesaid distribution of dividends, the equity structure of the Company is: 9,346,500,000 common shares, including 5,595,500,000 held by China Shipping (Group) Company, accounting for approximately 59.87% of the common shares issued by the Company, and 3,751,000,000 held by shareholders of H Shares, accounting for approximately 40.13% of the common shares issued by the Company."

Article 3.9 shall be amended as follows: "The registered capital of the Company is RMB9,346,500,000."

In respect of the distribution of RMB3,316,500,000 shares as bonus shares, the general meeting is requested to authorize the Board (1) to execute distribution and handle matters relating to the examination, approval and registration of the amendments to the Articles of Association; (2) to sign necessary documents relating to share dividend distribution; (3) to go through other necessary formalities relating to the share dividend distribution and take other necessary actions relating to share dividend distribution.

(c) The distributable profit of the Group as at 30 June 2007 after deduction of the aforesaid distribution will be distributed as cash dividend, and the specific distribution plan shall be formulated and implemented by the Board as authorized by the general meeting.

(d) The distributable profit will be the lower of the distributable profits of the Group as at 30 June 2007 in the audited financial statement prepared under China Accounting Standards for Business Enterprises and that in the audited financial statement prepared under Hong Kong Financial Reporting Standard.

(e) The distributable profit from 1 July 2007 to the day preceding the Offering of A Shares shall be shared by existing and new shareholders after A Shares are offered.

The distributable profit from 1 July 2007 to the day preceding the Offering of A Shares shall be shared by existing and new shareholders after A Shares are offered.

The aforesaid matters shall be subject to adoption by special resolution at the Foreign Shareholders Class Meeting, and shall come into effect after the Proposal for Initial Public Offering and Listing of A Shares is approved at the general meeting and shareholders class meetings, and are hereby proposed for consideration at the Foreign Shareholders Class Meeting.

By Order of the Board
**China Shipping Container Lines Company Limited**
**Li Shaode**
*Chairman*

Shanghai, the People's Republic of China
15 August 2007

*Notes:*

1. The Company will treat these special resolutions to be passed if each attains a two-thirds majority of the voting rights of holders of H Shares attending the meeting.

2. Shareholders are reminded to read carefully details of the proposed A Share Issue and Bonus Issue as well as the relevant content of the proposals made by the Company in relation to the use of proceeds from the A Share Issue and the dividends as declared in the Bonus Issue.

3. The address of Computershare Hong Kong Investor Services Limited is as follows:

   46th Floor, Hopewell Centre
   183 Queen's Road East
   Hong Kong

4. Holders of H shares, who intend to attend the Foreign Shareholders Class Meeting, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the Foreign Shareholders Class Meeting. Details of the Directorate Secretary Office of the Company are as follows:

   3rd Floor
   450 Fu Shan Road
   Pudong New District
   Shanghai
   The People's Republic of China
   200122
   Tel: 86-21-6596-6666
   Fax: 86-21-6596-6813

5. Each holder of H shares who has the right to attend and vote at the Foreign Shareholders Class Meeting is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the Foreign Shareholders Class Meeting. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

6. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

7. To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Computershare Hong Kong Investor Services Limited, the address of which is set out in Note 3 above, not less than 24 hours before the time for holding the Foreign Shareholders Class Meeting or any adjournment thereof in order for such documents to be valid.

8. If a proxy attends the Foreign Shareholders Class Meeting on behalf of a Shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person Shareholder appoints its corporate representative to attend the Foreign Shareholders Class Meeting, such representative should produce his/her identity card and the notarized copy of the resolution passed by the board of directors or other authorities or other notarized copy of the license issued by such legal person Shareholder.

9. Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the Foreign Shareholders Class Meeting, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

   (a) by the chairman of the meeting;

   (b) by at least two Shareholders entitled to vote present in person or by proxy;

   (c) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

10. Notice is hereby given that pursuant to the Articles of Association of the Company, for the purpose of holding the Foreign Shareholders Class Meeting, the register of H Share members will be closed from 31 August 2007 to 29 September 2007 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders whose names appear on the register of H Share members at the close of business on 1 September 2007 are entitled to attend and vote at the Foreign Shareholders Class Meeting. Shareholders whose name appear on the register of H Share members at the close of business on 29 September 2007 are entitled to the Bonus H Shares.

    In order to attend the Foreign Shareholders Class Meeting and to qualify for the Bonus H Shares, holders of the Company's H shares shall lodge all transfers together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 30 August 2007.

11. The Foreign Shareholders Class Meeting is expected to last for half an hour. Shareholders attending the Foreign Shareholders Class Meeting are responsible for their own transportation and accommodation expenses.

*The Board as at the date of this Circular comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Shen Kangchen, Mr. Wang Zongxi and Mr. Jim Poon (also known as Mr. Pan Zhanyuan), being independent non-executive directors.*

*Please note that the following revised Articles of Association are written in Chinese and there is no official English translation in respect thereof. The translation into English language in this Appendix I is for reference only. In case of any inconsistency between the English and Chinese versions, the Chinese version shall prevail.*

# China Shipping Container Lines Company Limited

## Articles of Association

### Chapter 1 General stipulations

| | | |
|---|---|---|
| Article 1.1 | These Articles of Association are formulated pursuant to "Company Law", "Securities Law" and other relevant laws and regulations in order to protect the legitimate rights and interests of the Company and shareholders and creditors thereof and regulate the organization and behavior of the Company. | Guide to Articles of Association art.1 |
| Article 1.2 | The company was established as a limited company in accordance with the "Company Law", "Securities Law", "Special regulations of the State Council regarding overseas placement and listing of companies limited" (hereinafter referred to as the "special regulation" and other laws and regulations of the state.<br><br>As approved by the SASAC on February 5, 2004 through its document GZGG 2004 No. 49, and set up by China Shipping (Group) Corporation as the exclusive sponsor through sponsorship, the Company is registered with Shanghai Administration for Industry and Commerce on March 3, 2004 and obtains its business license. The current registration number of the Company's Legal Person Business License is: Qiguhu Zongzidi 038432 (municipality bureau).<br><br>Before the first issue of H Shares, the Company had China Shipping (Group) Corporation as its shareholder, and the shares held by it were stated-owned legal entity shares. | MP art.1 |
| Article 1.3 | Name of the Company as registered<br>Chinese name: 中海集裝箱運輸股份有限公司<br>English name: China Shipping Container Lines Co., Ltd. | MP art.2 |

| | | |
|---|---|---|
| Article 1.4 | Company domicile:<br>Floor 27, 450 Fushan Road,<br>Pudong New Area, Shanghai<br>Zip code: 200122<br>Telephone: 8621-65966666<br>Fax: 8621-65966498 | MP art.3 |
| Article 1.5 | The legal representative of the Company is the chairman of the Company. | MP art.4 |
| Article 1.6 | As a permanently existing company limited, foreign-invested share holding company limited and an independent legal entity, the Company is under the jurisdiction and protection of the laws, stipulations and other relevant regulations of China. | MP art.5 |
| Article 1.7 | The assets of the Company are divided into equal shares. The company's shareholders assume responsibilities to the Company with their shares, and the Company assumes responsibilities for its liabilities with all its assets | Company Law art.3 |
| Article 1.8 | After being adopted by the Company's shareholders' meeting through its special resolution and approved by relevant competent departments of the state, the Articles of Association will come into effect on the date of registration with the industrial and commercial administration, and fully replace its Articles of Association originally registered with the administration.<br><br>From the its date of effectiveness, the Articles of Association will become an legally binding document for regulating the Company's organization and actions as well as the rights and duties between the Company and its shareholders and between the shareholders. | MP art.6 |
| Article 1.9 | The Articles of Association is binding upon the Company's shareholders, directors, supervisors, general manager, deputy general managers and other top management. The above mentioned personnel may file right claims regarding company's matters as per the Articles of Association. | MP art.7 |

| | | |
|---|---|---|
| | As per the Articles of Association, shareholders may raise a claim against other shareholders; shareholders may raise a claim against the Company's directors, supervisors, general manager, deputy general manager and other senior executives; shareholders may raise a claim against the Company, and the Company may raise a claim against the shareholders. Shareholders may raise a claim against shareholders, or against company's directors, supervisors, general manager, deputy general manager and other senior executives.<br><br>The claims as mentioned in the preceding clause include lawsuits brought to the court or arbitration application filed with arbitration institutions. | Guide to Articles of Association art.10 |
| Article 1.10 | Senior executives as referred to in the Articles of Association include the general manager, deputy general managers, Board secretary, chief accountant or chief financial officer and other senior management personnel appointed by the Company's Board of Directors. | Guide to Articles of Association art.11 |
| Article 1.11 | The company may invest in other limited-liability companies or limited-liability companies of shares, and assume responsibilities for the invested company with the capital contribution.<br><br>Save as otherwise specified in the laws, the Company shall not be an investor bearing joint liability for its invested enterprises, nor shall it become a shareholder of unlimited liabilities of other profitable organizations. | MP art.8 |
| Article 1.12 | The Company may raise capital or seek loans, including (but not limited to) issuing bonds, and may mortgage or pledge its property provided that the Company observes PRC laws, administrative regulations and the Articles of Association. | Company Law art.15 |
| Article 1.13 | The Company may set up related organizations, assign necessary staff for the said organizations and include the said staff under unified management pursuant to relevant laws and regulations. | |

**Chapter II Business objective and scope**

| | | |
|---|---|---|
| Article 2.1 | The company's business objective is: To maximize operational efficiency by adhering to the market orientation policy, building up talent pool, developing the mainstay shipping business, promoting active marketing, establishing service brand, structuring innovative organizational system, regulating internal management, strengthening cost control, developing corporate culture and related businesses. | MP art.9 |
| Article 2.2 | Business scope of the Company: domestic and international container transportation, solicitation, booking, container freight station, transfer station, containing manufacturing, repair, leasing and sale/purchase, ship leasing and sale/purchase.<br><br>Company's business scope is based on the scope as approved by the industrial and commercial administration. Depending on market variation and its own operational requirement, after approval by the authority, the Company may adjust the business scope and business forms in due time, and set up affiliates in China or other countries. | MP art.10 |

**Chapter III Shares and registered capital**

| | | |
|---|---|---|
| Article 3.1 | The company has at any time ordinary stock. The common shares issued by the Company include domestic shares and foreign shares. Based on requirement and after approval by company examination and approval departments authorized by the State Council, the Company may set other types of stock. | MP art.11<br>APP3 9 |
| Article 3.2 | All shares issued by the Company are stock shares with face value, and the face value per share is 1 Yuan RMB. | MP art.12 |
| Article 3.3 | After approval by the security administration of the State Council, the Company may issue shares to domestic investors and overseas investors.<br><br>The overseas investors as mentioned in the preceding clause refer to foreign investors and investors in Hong Kong, Macao and Taiwan areas that subscribe the stock issued by the Company. The domestic investors refer to the investors within the territory of the People's Republic of China with exception of the above mentioned areas that subscribe the stock issued by the Company. | MP art.13 |

Article 3.4 The stock to be subscribed in RMB as issued by the Company to domestic investors is called domestic capital stock. The stock subscribed in foreign currencies as issued by the Company to overseas investors is called foreign capital stock. The foreign capital stock that is listed overseas is called overseas listed foreign capital stock. The domestic capital stock that is listed at Shanghai Stock Exchange is called A Shares. The foreign capital stock that is listed at Hong Kong Stock Exchange is called H Shares. Save as otherwise specified in the Articles of Association, shareholders of domestic shares, A Shares and H Shares are all common shareholders and shall have the same rights and obligations. MP art.14

The A Shares issued by the Company with Shanghai Stock Exchange shall be kept at Shanghai Branch of China Securities Depository and Clearing Corporation Limited, and H Shares listed in Hong Kong shall primarily be put under custody of HKSCC Nominees Limited.

Article 3.5 With approval of the State Council, the number of common shares issued by the Company at the time of its incorporation was 3,830,000,000, which common shares were state-owned corporate shares, all held by China Shipping (Group) Company. MP art.15 MP art.16 App3 9

The number of H Shares at the IPO of the Company was 2,200,000,000 upon approval of the securities regulatory authority under the State Council. After issue of the aforesaid H Shares, the equity structure of the Company is: 6,030,000,000 common shares, including 3,610,000,000 held by China Shipping (Group) Company, accounting for approximately 59.87% of the common shares issued by the Company, and 2,420,000,000 held by shareholders of H Shares, accounting for approximately 40.13% of the common shares issued by the Company.

Upon approval by a special resolution at a provisional general meeting and approval by the examination and approval authority authorized by the State Council, the Company distributed its dividends as at 30 June 2006 to holders of domestic shares and H Shares. After the aforesaid distribution of dividends, the equity structure of the Company is: 9,346,500,000 common shares, including 5,595,500,000 held by China Shipping (Group) Company, accounting for approximately 59.87% of the common shares issued by the Company, and 3,751,000,000 held by shareholders of H Shares, accounting for approximately 40.13% of the common shares issued by the Company.

Upon approval by special resolutions at a general meeting, domestic shareholders' meeting and H shareholders' meeting respectively and approval by the examination and approval authority authorized by the State Council, the Company issued [●] A Shares. After the aforesaid issue of A Shares, the equity structure of the Company is: [●] common shares, including [●] held by promoter China Shipping (Group) Company, accounting for approximately [●] of the common shares issued by the Company, [●] held by shareholders of H Shares, accounting for approximately [●] of the common shares issued by the Company, and [●] held by shareholders of A Shares other than the promoter, accounting for approximately [●] of the common shares issued by the Company.

Article 3.6 The Board of the Company may make arrangement for separately issuing H Shares and A Shares according to the issue scheme approved by the securities regulatory authority under the State Council. MP art.17

The Company may issue H Shares in accordance with the preceding paragraph within 15 months after approval by the securities regulatory authority under the State Council; the Company shall issue A Shares in accordance with the preceding paragraph within 6 months after approval by the securities regulatory authority under the State Council, otherwise the approval document shall become invalid, and the Company shall again seek approval by the securities regulatory authority under the State Council.

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| Article 3.7 | The Board of Directors of the Company may implement separately the plans for issue of overseas listed H Shares and A Shares as approved by the State Council security administration. | MP art.18 |
| Article 3.8 | The registered capital of the Company is: [●]. | MP art.19<br>MP art.20 |
| Article 3.9 | As may be required for its operation and development, the Company may approve capital increase according to relevant regulations in the Articles of Association.<br><br>The company may increase capital in the following forms:<br><br>(I) Subscription of new shares by non-particular investors;<br><br>(II) Placement of new shares to present shareholders;<br><br>(III) Distribution of new shares to present shareholders;<br><br>(IV) Converting common reserve fund into share capital;<br><br>(V) Non-publically issued shares;<br><br>(VI) Other forms as permitted by the laws and regulations.<br><br>The company's issue of new shares for capital increase, after approval in line with the regulations of the Articles of Association, will proceed according to relevant state's laws and regulations. | Articles of Association art.21 |
| Article 3.10 | Unless otherwise specified in the laws and regulations, company's stock with fully contributed stock capital can be transferred freely without any additional lien. | APP3 1(2)<br>MP art.21 |

**Chapter IV Decrease capital and repurchase shares**

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| Article 4.1 | According to the regulations in the Articles of Association, the Company may decrease its registered capital. | MP art.22 |

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| Article 4.2 | To reduce its registered capital, the Company must formulate a balance sheet and list of properties.<br><br>The company shall notify the creditors in 10 days after making the resolution to reduce its registered capital, and make declarations in the newspapers in 30 days. The creditors are entitled to request the Company to pay off its debts or provide corresponding sinking guarantee in 30 days after receiving the said notification, or in 45 days after the first date of declaration.<br><br>The company's registered capital after capital decrease shall not be lower than the legal minimal amount. | MP art.23<br>Company Law art.178 |
| Article 4.3 | After adoption in the procedure stated in the Articles of Association and approval by relevant state's authority, the Company may repurchase the stock issued by it in the following cases:<br><br>(I) To cancel stock to reduce company's capital;<br><br>(II) To merge with other companies holding stock of the Company;<br><br>(III) Awarding shares to Company staff;<br><br>(IV) Shareholders object to resolutions of the general meeting concerning merger or division of the Company, requiring the Company to buy their shares;<br><br>(V) Other cases as permitted by laws and regulations<br><br>The Company shall not buy or sell shares of the Company unless in the aforesaid circumstances.<br><br>In buying back the shares already issued, the Company shall observe the relevant laws, regulations and Articles 4.4 and 4.7 of the Articles of Association. | MP art.24 |

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| Article 4.4 | After approval by relevant state's authority, the Company may repurchase the stock in one of the following forms:<br><br>(I) Send a repurchase offer to all the shareholders with the same proportion;<br><br>(II) Repurchase the stock in the public way at the securities exchange;<br><br>(III) Repurchase the stock in the agreement form at other places than the securities exchange;<br><br>(IV) Other means stipulated by laws and regulations or approved by the securities authority under the State Council. | MP art.25 Guide to Articles of Association art.24 |
| Article 4.5 | Stock repurchase by the Company in the agreement form at other places than the securities exchange is subject to approval by the shareholders' meeting in accordance with the Articles of Association. After approval by the shareholders' meeting in the same form, the Company may cancel or revise the contract concluded in the above mentioned way, or abandon any of its rights specified in the contract.<br><br>The contract on stock repurchase as mentioned in the preceding clause includes (but not limited to) the agreement on the consent to assume the duty for stock repurchase and obtain the right for the repurchased stock.<br><br>The company shall not transfer the contract for the stock repurchase or any right stated in the contract. | MP art.26 |
| Article 4.6 | Where the Company repurchases the redeemable stock which it is entitled to do so in a non-open form or in the form of an offer, the price shall not exceed a certain price ceiling. If the repurchase is conducted in the form of an offer, then, the offer must be made to all the shareholders under the same conditions. | App 38 &(2) MP art.27 Company Law art.143 |

After repurchasing the stock according to the law, the Company shall cancel such stock in the period specified by the legal and administrative stipulations. After the Company has bought back its shares, such shares shall be cancelled within 10 days after buyback in the circumstance set out in (1) of Article 4.3, or shall be transferred or cancelled within 6 months in the circumstances set out in (2) and (4), or shall be transferred to the employees within one year in the circumstances set out in (3).

The total par value of the cancelled shares shall be deducted from the registered capital of the Company, and the resulting change of the registered capital shall be registered with the original company registration authority.

Article 4.7 Unless the Company is in the stage of liquidation, its repurchase of the stock issued by it shall comply with the following regulations: MP art.28

(I) Where the Company repurchases the stock at the face value, the sum should be subtracted from the income from the new stock issued for repurchase of the old stock in the Company's face balance of distributable profit.

(II) Where the Company repurchases the stock at a price above the face value, that portion equal to the face value is to be subtracted from the income from the new stock issued for repurchase of the old stock in the Company's face balance of distributable profit, while the portion in excess of the face value shall be handled in the following way:

(1) Where the repurchased stock is issued at the face value, it is to be subtracted from the Company's face balance of distributable profit.

(2) Where the repurchased stock is issued at a price above the face value, the sum is to be subtracted from the income from the new stock issued for repurchase of the old stock in the Company's face balance of distributable profit, but the amount subtracted from the income gained from issue of the new stock shall not exceed the total premium gained from issue of the repurchased old stock, or the amount in the Company's premium account (or the account of capital surplus) at the time of repurchase (including the account of premium for issue of the new stock).

(III) Sums that are paid by the Company for the following purposes should be expended from the Company's distributable profit:

(1) Obtain the right to repurchase the stock;

(2) Revise the contract for the stock repurchase;

(3) Cancel its duties stated in the repurchase contract.

(IV) The amount subtracted from the distributable profit and used for repurchase of the face value of the stock, after the total face value of the cancelled stock is subtracted from the Company's registered capital according to relevant regulations, shall enter the Company's premium account (or the account of capital surplus).

**Chapter V Repurchase financial support**

Article 5.1 The company or its subsidiaries shall not at any time or in any way, provide any financial support to those who purchase or intend to purchase the Company's stock. The above mentioned purchasers of the Company's stock include those who assume direct or indirect liabilities on account of their purchase of the Company's stock. MP art.29

The company or its subsidiary companies shall not at any time or in any way provide any financial support to the above mentioned obligors in order to reduce or relieve them from such liabilities.

This clause is not applicable to the condition mentioned in Article 5.3 of the Articles of Association.

Article 5.2 The financial support as mentioned in this chapter includes (but not limited to) the following forms: MP art.30

(I) Donation;

(II) Guarantee (including the case of the guarantor's assuming liability or proving property to ensure that the obligor should perform its duties), compensation (excluding such compensation as caused by the Company's mistakes), cancellation or waiver of rights;

(III) Provision of loans or conclusion of a contract whereby the Company will perform duties before the other parties, as well as change of the parties to the loan or contract and transfer of the rights in the loan or contract;

(IV) Financial support provided by the Company in any way when the Company is in insolvency, has no net assets or its net asset would decrease by a big margin.

The duties assumed as mentioned in this chapter include those assumed by the obligor on account of changes in its financial positions through its conclusion of a contract or arrangement (regardless of whether the contract or the arrange may be executed in the compulsory way, or whether they are assumed by the obligor individually or jointly by him and any other people) or through any other ways.

Article 5.3 Following acts are not deemed as those prohibited in Article 5.1 of the Articles of Association: MP art.31

(I) The company provides the financial support really in the interests of the Company, and such financial support is not mainly intended to purchase the stock of the Company, or such support is an auxiliary part of a total plan of the Company;

(II) The company distributes its properties as dividends according to the law;

(III) Distribute the dividends in the form of stock;

(IV) Reduce the registered capital, repurchase stock or adjust the structure of stock right according to the Articles of Association;

(V) The company provides loans for its normal business activities in its business scope (but it should not result in net assets decrease in the Company, or despite of that, such financial support is expended from the Company's distributable profit).

**Chapter VI Share and register of shareholders**

Article 6.1 The share-certificate is a certificate issued by the Company to prove the stock held by the shareholders.

Article 6.2 The company's share-certificates are name shares. MP art.33 App 3 2(1)

Stock of the Company shall specify:

(I) Name of the Company;

(II) Date of incorporation of the Company;

(III) Type of stock, par value and number of shares represented;

(IV) Stock No.;

(V) Other matters to be specified pursuant to *Company Law*, *Special Regulations* and as required by the stock exchange with which the Company is listed.

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| Article 6.3 | Shares of the Company may be transferred, presented, inherited and mortgaged pursuant to relevant laws, administrative regulations and the Articles of Association. Transfer or movement of shares shall be registered with the share registration institution designated by the Company. | |
| Article 6.4 | Share-certificates are signed by the chairman. Where signatures of other senior management are required by the securities exchange listing the Company's stock, they shall also be signed by other senior management. Share-certificates will become effective when they are stamped with the Company's seal or printed with the said seal. Company's seal can only be affixed to the share-certificates with the authorization of the chairman. Signatures from the Company's chairman or other related senior management on the share-certificates can also be in the printed form.<br><br>Issue or trading of the shares of the Company in a non-paper form shall comply with other regulations of the securities transaction regulatory authority of the location where the shares are listed | MP art.33<br>ZJHH art.1 |
| Article 6.5 | The Company does not accept objects pledged with shares of the Company. | Guide to Articles of Association art.27 |
| Article 6.6 | The directors, supervisors, general manager, deputy general manager and other senior executives shall within their terms of office regularly report to the Company about their shareholdings and changes thereof. Transfer of shares by the aforesaid persons shall comply with the relevant laws, regulations and/or listing rules. | Company Law art.142 |

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| Article 6.7 | If the directors, supervisors, general manager, deputy general manager, other senior executives, and shareholders holding more than 5% shares of the Company sell shares within 6 months after buying the same or buy shares within 6 months after selling the same, the earnings arising therefrom shall belong to the Company and the Board of the Company will recover the said earnings. However, if a securities company holds more than 5% shares by buying the shares remaining after exclusive selling, the said 6-month limitation for selling the said transfers shall not apply.<br><br>If any director does not observe the provision in the preceding paragraph, the said director shall bear joint liability according to law. | Guide to Articles of Association art.29; Securities Law art.47 |
| Article 6.8 | The company should keep a register of shareholders to record the following items:<br><br>(I) Names (titles), addresses (domiciles), occupation or nature of the shareholders;<br><br>(II) Type and quantity of the stock held by the shareholders;<br><br>(III) Paid and payable sums for the stock held by the shareholders;<br><br>(IV) Numbers of the stock held by the shareholders;<br><br>(V) Dates on which the shareholders are registered as such;<br><br>(VI) Dates on which shareholders terminate as such.<br><br>The register of shareholders is a sufficient evidence for the Company's stock held by the shareholders, except that there is contrary evidence. | MP art.34 |

Article 6.9 The company may, in accordance with understandings and agreement reached between the securities administration of the State Council and overseas securities regulatory institutions, keep overseas its register of shareholders of H Shares, and entrust an overseas agency with its management. The original register of shareholders of H Shares in Hong Kong is to be kept in Hong Kong.

The company shall keep the duplicate of the register of shareholders of H Shares at the domicile of the Company. The entrusted overseas agency shall at all times guarantee the consistency between the original and duplicate of the register of shareholders of H Shares. In case of discrepancy between them, the original will prevail.

MP art.35
A13D (1)(b)

Article 6.10 The company shall keep a complete register of shareholders.

MP art.36

The register of shareholders includes the following parts:

(I) The register of shareholders kept at the Company's domicile except as specified in Items (II) and (III) of this clause;

(II) The register of shareholders of the Company's H Shares which is kept at the securities exchange listing such shares;

(III) The registers of shareholders that the Board of Directors decides to keep at other places to meet the requirement for the Company's stock going public.

Article 6.11 There shall be no overlapping between the parts of the register. Transfer of the stock recorded in a part of the register of shareholders shall not be recorded in other parts of the register of shareholders while the said record still exists.

MP art.37

Revision or correction of the parts of the register of shareholders shall proceed in accordance with the laws of the locations where the specific parts of the register of shareholders are kept.

Article 6.12

All H Shares listed in Hong Kong with fully paid stock capital may be transferred freely, but the Board may reject any transfer deeds without giving any reason, unless the following conditions are satisfied:

App 3 1(1), App 3 1(2) and App 3 1(3) Company Law art.142

(I) An expense in the amount of HKD2.5 (per transfer deed) or a higher expense as agreed by Stock Exchange is paid to the Company for the purpose of registration of the stock transfer deeds as well as the documents that are related to or may affect the stock ownership;

(II) The transfer deeds are only involved with H Shares listed in Hong Kong;

(III) Payable stamp duties have been paid for the transfer deeds;

(IV) Related share-certificates as well as evidence of the transfer right of the transferor as reasonably required by the Board shall be provided;

(V) In the event of the stock being transferred to joint holders, the number of such holders shall not exceed 4;

(VI) The related stock does not have any attached lien of the Company.

Any shareholder of the foreign capital stock may transfer all of part of the Company's stock it holds by way of a written transfer deed as usually used at the location of the listing of the foreign capital stock, or by way of signed or printed signed transfer deed. The above mentioned transfer may adopt the standard delivery form specified by the Stock Exchange. The transfer deed shall be signed in the form of handwriting of printed handwriting of the transferor and the transferee.

If the Company refuses to register share transfer, the Company shall send the transferor and the transferee a notice of refusal to register the said share transfer within 2 months after the request for transfer is submitted.

The Company's foreign shares listed in Hong Kong shall be transferred in writing by a transfer document in a regular or common format or other format accepted by the Board; the said transfer document may be signed by hand, or signed by hand or print if the transferor or the transferee is a settlement institution or its agent.

All transfer documents shall be kept at the legal address of the Company or other place designated by the Board from time to time.

Any change or correction of any part of the shareholders' register shall comply with the law of the location where the said part is kept.

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| Article 6.13 | No revision of the register of shareholders shall be registered on account of stock transfer within 30 days before the shareholders' meeting or within 5 days before the reference date for dividend distribution as decided upon by the Company. Article 6.13 only applies to registration of change of H shareholders' register. | MP art.38 |
| Article 6.14 | When the Company convenes a shareholders' meeting, distributes its dividends, carries out liquidation, or engaged in other acts for which stock ownership need to be confirmed, the Board shall assign a date as the reference date for stock ownership. By termination of such date, shareholders on record are the shareholders of the Company. | MP art.39; Guide to Articles of Association; art.31 |
| Article 6.15 | Where anybody has an objection to the register of shareholders and requests that his name (title) should be recorded in or deleted from such register, he may apply for revision of the register of shareholders with the court that has the jurisdiction over it. | MP art.40 |

Article 6.16 Any shareholder recorded in the register of shareholders, or anybody that requests that his name (title) should be recorded in such register, that has lost his share-certificates (namely the "original share-certificates") may apply with the Company for supplementary issue of new share-certificates with regard to the said stock (namely the "related stock").

Where a shareholder of a domestic capital stock files such an application on account of lost share-certificates, it shall proceed in accordance with the regulation in Article 144 of the Company law. MP art.41

Where a shareholder of an H share files an application on account of lost share-certificates, it shall proceed in accordance of the laws of the location of storage of the register of shareholders of H Shares, regulations of the stock exchange or other related regulations. The said supplementary issue of share-certificates shall satisfy the following requirements:

(I) The applicant shall file its application in the standard form as designated by the Company, and attach to it a notarial deed or legal announcement. The notarial deed or legal announcement shall contain the reasons for such application, details and evidence on loss of the share-certificates, as well as a declaration that no other people will request to be recorded as the shareholder for the related stock.

(II) Before deciding upon supplementary issue of new share-certificates, the Company has not received any request to be recorded as the shareholder for the stock from anyone other than the applicant.

(III) Where the Company decides upon supplementary issue of new share-certificates to the applicant, it shall publish a declaration thereon in the newspapers and magazines as designated by the Board, which shall be repeated at least once every 30 days in a duration of 90 days.

(IV) The company shall submit a duplicate of the declaration to be published regarding the supplementary issue of new share-certificates to the securities exchange listing the stock, and can only publish it after receiving a response from the said securities exchange confirming the demonstration of the declaration in the said exchange. The duration for such demonstration in the exchange is 90 days.

(V) If the application for supplementary issue of share-certificates has not been agreed by the shareholder of the related stock recorded in the register, the Company shall mail a photocopy of the declaration to be published to the shareholder.

(VI) If the Company has not received objections from anybody regarding the supplementary issue of share-certificates upon termination of the 90-day limit for the declaration and its demonstration as specified in Items (III) and (IV), it may conduct supplementary issue of new share-certificates as applied by the applicant.

(VII) When conducting supplementary issue of new share-certificates according to this regulation, the Company shall cancel the original share-certificates immediately, and record such cancellation and supplementary issue in the register of shareholders.

(VIII) All company's expenses arising from cancellation of the original share-certificates and supplementary issue of new ones, shall be borne by the applicant. Before the applicant provides a rational guarantee, the Company is entitled to refuse to take any action.

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| Article 6.17 | The good will purchaser which obtains the said new share-certificates or the shareholder which is thereafter recorded as the owner of the stock (if it is a good will purchaser), after the Company conducts supplementary issue of new share-certificates, shall not have their names (titles) deleted from the register of shareholders. | MP art.42 |

Article 6.18 The company will not assume a duty of indemnity for anyone suffering from damages on account of cancellation of the original share-certificates or supplementary issue of new share-certificates, unless the party involved can prove a fraudulent conduct on the part of the Company. MP art.43

**Chapter VII Rights and duties of shareholders**

Article 7.1 Company's shareholders are those which hold the Company's stock and have their names (titles) recorded in the register of shareholders. MP art.44

Shareholders enjoy their rights and assume their duties according to the type and proportion of their stock. Shareholders holding the same type of stock enjoy equal rights and assume equal duties.

The company shall not exercise any power to imperil the rights attached by any stock held by any persons in direct or indirect possession of rights and interests by freezing or in any other manner, on account of such persons failing to disclose their rights and interests to the Company. App 3 12

Article 7.2 When two or more persons are recorded as a joint shareholder of any stock, they shall be deemed as a joint owner of the related stock, but must be under constraint of following terms: App 3 1(3)

(I) In case one of the joint shareholders passes away, only the remaining ones of them shall be deemed by the Company as the owners of the related stock, but the Board of Directors is entitled to request provision of death certificates of the related shareholders as deemed proper by it, with regards to revision of the contents of the register of shareholders;

(II) As far as the joint shareholder of any stock is concerned, only the first joint shareholder on the register of shareholders is entitled to receive the share-certificates for the related stock from the Company, receive company's notices, and attend company's shareholders' meetings and exercise all voting power on the related stock, and any notice served to the above person is deemed as having been served to all the joint shareholders of the related stock;

(III) If any of the joint shareholders sends to the Company a receipt of any dividend, bonus or capital return payable to the said joint shareholders, the said receipt shall be deemed as a valid receipt sent by the said joint shareholders to the Company.

Article 7.3 Shareholders of company's ordinary stock enjoy the following rights:

MP art.45
App 3 9
Guide to Articles of Association art.32

(I) Receive dividends and division of earnings in other forms depending on its stock share;

(II) Lawfully require, convene, preside over or attend general meetings either in person or by proxy and exercise the voting right;

(III) Supervise over the Company's business and make suggestions or inquiries;

Company Law art 22, 152; Governance Standards art.4; Listing Rules 19A.50

(IV) Transfer, present or pledge its stock in accordance with the laws, regulations and the stipulations in the Articles of Association;

(V) Obtain relevant information in line with the stipulations in the Articles of Association, including:

1. Obtain the Articles of Association after paying the cost;

2. have the right to consult free of charge and to reproduce after paying a rational fee:

(1) All parts of the register of shareholders;

(2) Personal data of the Company's directors, supervisors, general manager, deputy general manager and other senior management personnel, including:

(A) Present and previous names and alias;

(B) Main addresses (domiciles);

(C) Nationality;

(D) Full-time and all part-time occupations and positions;

(E) Personal status certificate and its number.

(3) Status of company's stock capital;

(4) Total face value, amount, ceiling price and bottom price of each category of stock repurchased by the Company since the previous financial year, as well as the report on company's payment of all such expenses;

(5) Minutes of shareholders' meetings (only available to shareholders);

(6) the latest audited financial statements of the Company, and the reports of directors, supervisors and auditors;

(7) Stubs of corporate bonds, resolutions of Board meetings, resolutions of Supervisory Committee meetings, and financial reports;

(8) Copy of the latest annual return filed with Chinese State Administration for Industry and Commerce or other competent authorities;

(9) Special resolutions of the Company.

(VI) By termination or at liquidation of the Company, participate in distribution of the Company's remaining properties depending on its stock share;

(VII) Shareholders object to resolutions of the general meeting concerning merger or division of the Company, requiring the Company to buy their shares;

(VIII) Pursuant to *Company Law* or other laws and regulations, to institute legal proceedings and claim related rights concerning any act infringing upon the equity of the Company or its shareholders;

Company Law art.22, 152; Governance Standards art.4 MP art.46

(IX) Other rights as granted by the laws, regulations, relevant listing rules and the Articles of Association.

Article 7.4 Shareholders of the Company's ordinary stock assume the following duties:

Guidance to Articles of Associations art.37

(I) Observe laws, administrative regulations and the Articles of Association;

(II) Pay in stock capital according to the subscribed stock and participation form;

(III) Not to exit shares unless in the circumstances stipulated by laws and regulations; and

(IV) Not to abuse shareholder's right to damage the equity of the Company or other shareholders; not to abuse the independent status of legal person or shareholder's limited liability to damage the interests of the Company's creditors.

If any shareholder of the Company abuses shareholder's right, thereby causing any loss to the Company or other shareholders, the said shareholder shall be liable for compensation according to law.

If any shareholder abuses the independent status of legal person or shareholder's limited liability or evades debts, thereby damaging the interests of the creditors of the Company, the said shareholder shall bear joint liability for the Company's debts.

(V) Other duties to be born as prescribed in the laws, regulations and stipulations of the Articles of Association.

Except for the conditions agreed upon by the stock subscriber at the time of subscription, the shareholder does not assume the responsibility for any subsequent stock.

Article 7.5 If any shareholder holding more than 5% voting shares of the Company pledges the said voting shares, the said shareholder shall submit a written report to the Company on the date on which the said pledge is executed. Guide to Articles of Association art.38

Article 7.6 The controlling shareholders and effective controllers of the Company shall not use the connected relations to damage the interests of the Company, otherwise they shall make compensation for the loss incurred to the Company. Guide to Articles of Association art.39

The controlling shareholders and effective controllers of the Company shall be honest to the Company and general public shareholders. The controlling shareholders shall duly exercise contributors' rights according to law, shall not damage the legitimate rights and interests of the Company and general public shareholders by such means as profit distribution, asset reorganization, external investment, fund appropriation and loan guarantee and shall not abuse its controlling status to damage the interests of the Company and general public shareholders.

Article 7.7 Except for the duties as required by the laws, regulations or the listing regulations of the relevant securities exchange, the controlling shareholder, when exercising its rights as shareholder, shall not make any decisions imperiling the interests of all or part of the shareholders on account of its exercising its voting power with respect to the following matters: MP art.47

(I) Relieve the directors or supervisors from their responsibility of behaving honestly in the interest of the maximal benefits of the Company;

(II) Approve the directors or supervisors to deprive the Company of its property in any form (for their own interest or for the interest of others), including (but not limited to) any favorable opportunity of the Company;

(III) Approve the directors or supervisors to deprive other shareholders of their personal rights and benefits (for their own interest or the interest of others), including (but not limited to) any right to distribution and right to voting, but excluding company reorganization as submitted to the shareholders' meeting for adoption.

Article 7.8 The controlling shareholder as mentioned in the preceding clause refers to such as satisfies one of the following conditions: MP art.48

(I) The one who can elect over half of the directors when acting by himself or in concert with others;

(II) The one who can exercise over 30% (including 30%) of the voting power or can control execution of over 30% (including 30%) of the voting power of the Company, when acting by himself or in concert with others;

(III) The one who holds over 30% (including 30%) of the issued stock of the Company, when acting by himself or in concert with others;

(IV) The one who has a de facto control of the Company in other manners, when acting by himself or in concert with others.

## Chapter VIII Shareholders' meeting

Article 8.1 The shareholders' meeting is the organ of power of the Company and performs its functions according to the law. MP art.49

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| Article 8.2 | The shareholders' meeting performs the following functions:<br><br>(I) Determine on the business guidelines and investment plans of the Company and to consider and approve material investment plans requiring approval of a general meeting;<br><br>(II) Elect and replace directors, and decide upon remuneration of directors;<br><br>(III) Elect and replace the supervisor as shareholders' representative, and decide upon remuneration of the supervisors;<br><br>(IV) Examine and approve reports of the Board of Directors;<br><br>(V) Examine and approve reports of the Supervisory Committee;<br><br>(VI) Examine and approve company's annual financial budget scheme and final calculation scheme;<br><br>(VII) Examine and approve company's profit distribution schemes and loss compensation schemes;<br><br>(VIII) Make resolutions on increase/decrease of the registered capital of the Company;<br><br>(IX) Make resolutions on company's merging, separation, dissolution, liquidation and changing the form of the Company;<br><br>(X) Make resolutions on company's issue of bonds;<br><br>(XI) Make resolutions on company's appointment, dismissal or no renewal of appointment of the accounting firm;<br><br>(XII) Revise the Articles of Association;<br><br>(XIII) Resolve on the Company's external guarantees which shall be approved by the general meeting pursuant to Article 8.4 hereof; | MP art.50<br>Company Law art.38<br>Guarantee Notice<br>Guide to Articles of Association art.40 |

(XIV) Consider the Company's purchase or sale of major assets within one year with the transaction amount exceeding 30% of the latest audited total assets of the Company;

(XV) Consider proposals of shareholders representing more than 3% (inclusive) of the voting shares of the Company;

(XVI) Equity incentive scheme;

(XVII) Consider and approve matters relating to the changes in the use of proceeds from share offerings; and

(XVIII) Other matters on which resolutions should be made at the general meeting according to the laws, regulations, relevant listing rules and the Articles of Association.

The general meeting may authorize or appoint the Board to handle matters authorized or assigned by the general meeting.

Under necessary and reasonable circumstances, the general meeting may authorize the Board to decide, within the scope of authorization granted by the general meeting, specific issues relating to matters to be resolved on by the general meeting which may not be decided upon immediately at a general meeting.

Article 8.3 Without prior approval by the shareholders' meeting, the Company shall not conclude a contract with other people than the directors, supervisors, general manager, deputy general managers or other senior management persons on delegating management of all or important company's operation to such people. MP art.51

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| Article 8.4 | Any external guarantee of the Company shall be considered and passed by the Board. Guarantees in the following circumstances shall be approved by the general meeting after being considered by the Board:<br><br>(I) Any provision of guarantee, where the total amount of external guarantees provided by the Company or its holdings subsidiaries reaches or exceeds 50% of the latest audited net assets;<br><br>(II) Provision of guarantee to anyone whose gearing ratio exceeds 70%;<br><br>(III) Provision of a single guarantee whose amount exceeds 10% of the latest audited net assets;<br><br>(IV) Provision of guarantee to shareholders, effective controllers and their connected parties;<br><br>(V) Any external guarantee to be given by the Company, the total amount of which reaches or exceeds 30% of its latest audited total assets;<br><br>(VI) Provision of other guarantee that shall be approved by the general meeting as stipulated by laws and regulations and the Articles of Association.<br><br>"External guarantee" as mentioned in the Articles of Association refers to guarantee provided by the Company for others, including guarantee provided by the Company for its holdings subsidiaries. "Total external guarantee of the Company and its holdings subsidiaries" refers to the sum of Company's total external guarantee including the guarantee provided by the Company for its holdings subsidiaries plus the total external guarantee provided by the holdings subsidiaries of the Company.<br><br>If any director, the general manager, deputy general manager and other senior executive violates the examination and approval right and consideration procedure concerning external guarantee specified in the laws, administrative regulations and the Articles of Association, the aforesaid person shall be liable for compensating the Company for any loss incurred thereto, and the Company may pursue action against the said person pursuant to law. | Guarantee Notice: Guide to Articles of Association art.41 |

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| Article 8.5 | Matters which, pursuant to the laws, administrative regulations and the Articles of Association, are required to be approved by the general meeting must only be considered at such meetings so as to protect the decision-making power of the shareholders of the Company on such matters. Under necessary and reasonable circumstances, the general meeting may authorize the Board to decide, within the scope of authorization granted by the general meeting, specific issues relating to matters to be resolved on by the general meeting which may not be decided upon immediately at a general meeting. | Governance Standards art.7; Company Law art.104 |
| Article 8.6 | With regard to an authorization granted by a general meeting to the Board, if the matter is within the scope of the ordinary resolution, it shall be passed by votes representing more than half (exclusive) of the voting rights held by the attending shareholders (including their proxies); and if it is within the scope of the special resolution, it shall be passed by votes representing more than two-thirds (exclusive) of the voting rights held by the attending shareholders (including their proxies). The contents of the authorization shall be specific and detailed. | |
| Article 8.7 | The shareholders' meeting is divided into the annual general meeting and extraordinary general meeting. The general meeting is called by the Board of Directors. | MP art.52<br>MP art.53<br>Opinion art.6 |
| Article 8.8 | The annual general meeting is held once a year, and shall take place in 6 months after termination of the previous financial year.<br><br>General meetings may be held onsite or in an offsite way permitted by law.<br><br>In any of the following cases, the Board of Directors shall call a provisional shareholders' meeting within 2 months:<br><br>(I) When the number of directors is below that specified in the Company law, or less than 2/3 of that specified in the Articles of Association; | Guide to Articles of Association art.42, 43; Company Law art.101<br>Opinion art.6 |

(II) When the uncompensated loss of the Company reaches 1/3 of the total stock capital of the Company;

(III) When required by shareholder(s) severally or jointly holding more than 10% equity of the Company;

(IV) When the Board of Directors considers it necessary or it is proposed by the Supervisory Committee to call it;

(V) When jointly proposed by more than two independent directors;

(VI) Other circumstances stipulated by laws, administrative regulations, department rules or the Articles of Association.

The amount of shareholding mentioned in (III) above is calculated as required in writing by the shareholder(s).

Article 8.9 The company shall deliver a written notice 45 days before or on the date of the general meeting to inform all shareholders on record of the matters to be examined at the meeting as well as the date and location of the meeting. Shareholders intending to attend the meeting shall serve their written response on attendance to the Company 20 days before the meeting is held. MP art.53

However, if the Company has only promoting shareholders at the relevant general meeting, the said promoting shareholders, with a general written consent, may be exempt from the provision in the preceding paragraph concerning relevant notice and reply deadlines.

Article 8.10 At general meetings of the Company, the Board, Supervisory Committee, and shareholder(s) severally or jointly holding more than 3% of the Company's total shares may propose motions to the Company. MP art.54

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| | Shareholder(s) severally or jointly holding more than 3% (inclusive) equity of the Company may submit a written provisional motion to the convener 10 days before a general meeting is convened; the convener shall issue a supplementary notice of general meeting within 2 days after receipt of the said provisional motion, to announce the contents of the said provisional motion.<br><br>Save as specified in the preceding paragraph, the convener shall not change the motion set out in the notice of general meeting or add any new motion after the said notice is served. | Guide to Articles of Association art.53 |
| Article 8.11 | Based on the written response received by 20 days prior to the shareholder's meeting, the Company shall calculate the number of voting stock represented by the shareholders intending to attend the meeting. Where such number reaches over 1/2 of the total voting stock of the Company, the Company may call the meeting, otherwise, the Company shall inform the shareholders again in 5 days of the matters to be examines as well as the date and location of the meeting, and after a public notice, the Company may call the shareholder's meeting. | MP art.55 |
| Article 8.12 | The issues to be considered and decided on the general meeting shall be determined pursuant to *Company Law* and the Articles of Association, and the general meeting may resolve on any issue specified in the Articles of Association.<br><br>Motions not set out in the notice of general meeting or not complying with Article 8.9 of the Articles of Association shall not be voted on or resolved at the general meeting. | Guide to Articles of Association art.53 |
| Article 8.13 | Motions at a general meeting refer to specific motions regarding issues which shall be discussed at the general meeting. Motions at a general meeting shall meet the following requirements:<br><br>(1) The contents shall comply with provisions of the laws, regulations and the Articles of Association and shall fall within the scope of business of the Company and terms of reference of a general meeting; | Articles of Association art.52, 53 |

(II) The motions shall cover specific topics for discussion and specific issues to be resolved; and

(III) The motions shall be served or submitted to the Convener in writing.

Article 8.14 The notice of a shareholders' meeting shall meet the following requirements:

MP art.56 Guidance to Article of Associations art.56, 57

(I) Be in a written form;

(II) Designate the location, date and time of the meeting;

(III) State the matters to be discussed at the meeting;

(IV) Provide shareholders with such information and interpretation as is needed to enable the shareholders to make reasonable decisions on the matters to be discussed. This principle includes (but not limited to) provision of specific conditions for the planned transactions and the contract (if available) as well as a serious interpretation of the causes and consequences, when the Company proposes merging, stock repurchase, restructuring of stock capital or other reorganization;

(V) Any director, supervisor, general manager, deputy general manager or other senior management personnel that has essential interests in the matters to be discussed, shall disclose the character and degree of such interests; if the matter to be discussed have influence the involved director, supervisor, general manager, deputy general manager or other senior management person as a shareholder in a different way from shareholders of the same category, the difference shall be explained;

(VI) Carry in full text any special resolutions to be proposed for adoption at the meeting;

(VII)Explain in plain text that shareholders entitle to attend and having the voting power are entitled to appoint one or more shareholder attorneys to attend and vote on his behalf, who is not necessarily a shareholder;

(VIII) Carry the time and address for service of the letter of attorney for voting at the meeting.

If the election of directors or supervisors is proposed to be discussed at a general meeting, the notice of meeting shall adequately disclose the detailed information of the director or supervisor candidates, which information shall at least include:

1. personal particulars, including academic qualifications, work experiences, and concurrent positions;

2. whether one has any connection with the Company, its controlling shareholders and effective controllers;

3. the amount of shares of the Company one holds;

4. whether one has been punished by the securities regulatory authority under the State Council or any other relevant authority or the reprimand of the stock exchange.

Unless a director or supervisor is elected via the cumulative voting system, each candidate for director or supervisor shall be proposed via a single proposal.

After the notice of general meeting is issued, the same meeting shall not be postponed or cancelled and the proposals set out in the notice shall not be cancelled without proper reasons.

In the case of any postponement or cancellation of the meeting, the convener shall make an announcement and give the reasons therefor at least 2 workdays prior to the date on which the meeting is originally scheduled.

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| Article 8.15 | Notices of shareholders' meetings shall be delivered to shareholders (with or without voting power at the shareholders' meeting) in person or by mail with postage paid to the addresses as recorded in the register of shareholders. For shareholders of domestic capital stock, such notices can also be made in the form of a declaration.<br><br>The declaration as mentioned in the preceding clause shall be published in one or more newspapers as designated by the securities supervision and administration in the State council 45-50 days prior to the meeting. Once such declaration is made, all shareholders of domestic capital stock are deemed as having received the notice on the shareholders' meeting. | MP art.57<br>App3 7(3)<br>App3 7(1) |
| Article 8.16 | In the event of no delivery of the meeting notice to those entitled to receive it out of accidental omission, or in the event of no reception of the meeting notice on the part of such persons, the meeting and its resolutions will not be ineffective for the reason thereof. | MP art.58 |
| Article 8.17 | Any shareholder entitled to attend the shareholders' meeting and having the voting power, has the right to appoint one or more persons (not necessarily a shareholder) as shareholder's attorney to attend and vote on his behalf. As entrusted by the shareholder, the shareholder's attorney may exercise the following rights:<br><br>(I) The right of the shareholder to speak at the shareholders' meeting;<br><br>(II) Request by oneself or jointly with others that the decision should be made by ballot;<br><br>(III) Exercise the voting right by show of hands or by ballot, but in the event of over one shareholder's attorney, such attorney can only exercise its voting right by ballot; | MP art.59<br>Opinions of HKSCC Nominees Limited |

(IV) If the shareholder is a recognized clearing house as defined in Hong Kong laws, the said shareholder may authorize one or more persons as he deems appropriate to act on his behalf at any general meeting or class general meeting; however, where several persons are thus authorized, the power of attorney shall specify the numbers and classes of shares involved by the said persons. The persons thus authorized may exercise rights on behalf of the recognized clearing house (or agent thereof) as if the said persons were the personal shareholders of the Company.

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| Article 8.18 | The Board, independent directors and qualified shareholders may collect voting rights from shareholders of the Company at a general meeting. The public collection of the voting rights of shareholders of the listed company shall comply with the provisions of the relevant regulatory authority and the stock exchange with which the Company is listed. | P General Public Shareholders art. I (III) |
| Article 8.19 | A personal shareholder attending a general meeting in person shall present his/her identity card or other identity certificate or share account card; a proxy attending a general meeting on behalf of a personal shareholder shall present his/her identity card and power of attorney of the shareholder. For a corporate shareholder, its legal representative or a proxy appointed thereby shall attend the meeting. The legal representative attending the meeting shall present his/her identity card or valid certificate bearing evidence of his/her qualifications as legal representative; a proxy attending the meeting on behalf of the legal representative shall present his/her identity card and power of attorney issued by the legal representative of the corporate shareholder.<br><br>The power of attorney issued by a shareholder to appoint a proxy to attend a general meeting shall specify:<br><br>1. the name of the proxy;<br><br>2. whether or not the proxy has any voting right; | MP art.62; Guidance to Articles of Associations art.60 |

3. directive to vote for or against or abstain from voting on each and every issue included in the agenda of the general meeting;

4. the date of issue and validity period of the power of attorney;

5. signature (or seal) of the principal. If the principal is a corporate shareholder, the corporate seal shall be affixed; and

6. specifies the number of shares to be represented by the proxy; if several persons are appointed as the shareholder's proxies, the power of attorney shall specify the number of shares to be represented by each proxy.

Any format for the letter of attorney delivered by the Company's Board of Directors to shareholders for the purpose of appointing shareholders' attorney, shall enable the shareholders to freely choose prompts for the shareholder's attorney to cast affirmative or negative votes, and make instructions as regards to the mattes to be voted on for each subject of the meeting. The letter of attorney shall state that, in the event of no instruction from the shareholder, the shareholder's attorney may vote according to its own wishes.

Article 8.20 The letter of attorney for voting shall at latest 24 hours before the convening of the meeting related to such letter of attorney, or 24 hours prior to the designated voting time, be placed at the Company's domicile or another place as designated in the notice of the meeting. Where the letter of attorney is signed by another person authorized by the consignor, the letter of attorney for such signature or other authorization document shall be notarized. The notarized letter of attorney or other authorization document shall be placed at the Company's domicile or another place as designated in the notice of the meeting, along with the letter of attorney for voting. MP art.61

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| | Where the consignor is a legal entity, its legal representative or another person authorized through a resolution of the Board of Directors or other decision-making organ will attend the Company's shareholders' meeting as representative. | |
| Article 8.21 | Where before the voting, the consignor has died, lost capacity, rescinded the appointment, or withdrawn authorization of signature for the appointment, or the related stock has been transferred, the vote cast by the shareholder's attorney according to the letter of attorney will remain effective so long as the Company has not received a written notice regarding the matter before the start of the related meeting. | MP art.63 |
| Article 8.22 | When a connected transaction is considered at a general meeting, the connected shareholders shall not vote, and the voting shares held by them shall not be counted in the total number of shares with voting rights; the announcement of any resolution made at the general meeting shall adequately disclose information relating to voting by non-connected shareholders.<br><br>The aforesaid connected shareholders refer to shareholders in the following circumstances: connected parties or non-connected parties but persons or associates (defined in relevant listing rules) with material interests in the to-be-voted transactions in accordance with the listing rules prevailing or amended from time to time. | Guide to Articles of Association art.79 |
| Article 8.23 | Resolutions made at shareholders' meetings are divided into ordinary resolutions and extraordinary resolutions.<br><br>An ordinary resolution of a shareholders' meeting need adoption of over 1/2 of the voting power held by the shareholders (including shareholder's attorneys) attending the shareholders' meeting.<br><br>An extraordinary resolution of a shareholders' meeting need adoption by over 2/3 of the voting power held by the shareholders (including shareholder's attorneys) attending the shareholders' meeting. | MP art.64 |

The attending shareholders (including proxies thereof) shall declare their affirmative or dissenting votes on every issue to be voted on. Abstentions will not be counted when the Company calculates the voting results concerning the said issue.

Article 8.24 A shareholder (including shareholder's attorney) exercises its voting right with the number of voting stock represented by it, with each share having one vote save for otherwise provided in Article 10.4 of the Articles of Association concerning cumulative voting on election of directors. The Company has no voting right for the shares it holds, and such part of shares shall be excluded from the total number of voting shares represented by the shareholders attending the general meeting.

MP art.65; Guide to Articles of Association art.78

Article 8.25 Unless the following persons request voting by ballot before or after voting by show of hands, the shareholders' meeting will have noting by show of hands:

(I) Chairman of the meeting;

(II) At least two shareholders with voting right or shareholders' attorneys with voting right;

(III) One or more shareholders (including shareholders' attorney) holding over 10% (including 10%) of the voting stock, as calculated separately or jointly.

Unless voting by ballot is proposed, the chairman of the meeting will, based on the result of the voting by show in hands, announce the situation of proposition adoption, and record it in the minutes of the meeting as final ground, without proving the number of affirmative or negative votes or their proportion for the resolution adopted at the meeting.

The request for voting by ballot may be withdrawn by the one who has proposed it.

Article 8.26 If the matters required to be subjected to decision by ballot is election of the chairman or suspension of the meeting, then voting by ballot shall be conducted immediately. for other matters so required, the chairman will decide when the voting should be conducted, and the meeting may continue with discussions of other matters. The voting result will be considered as a resolution adopted at the meeting all the same. MP art.67

Article 8.27 During a voting by ballot, a shareholder (including shareholder's attorney) with two or more votes need not necessarily cast affirmative or negative votes with all its voting right. MP art.68

MP art.69

Article 8.28 The following matters need to be adopted through an ordinary resolution of the shareholder's meeting:

(I) Work reports made by the Board of Directors and Supervisory Committee;

(II) Profit distribution schemes and loss compensation schemes formulated by the Board of Directors;

(III) Appointment and removal (excluding employee representative supervisors), remuneration and its payment method of the members of the Board of Directors and Supervisory Committee;

(IV) Company's annual budget and final account reports;

(V) Company's annual report;

(VI) Matters other than those that should be adopted through an extraordinary resolution as specified in the laws, regulations and the article of association; and

(VII) Other issues specified in laws, regulations and relevant *Listing Rules*, except those requiring adoption by special resolution.

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| Article 8.29 | The following are adopted by the general meeting through an extraordinary resolution:<br><br>(I) The company's increase/decrease of stock capital as well as issue of any type of stock, certificates of subscription and other similar securities;<br><br>(II) Issue of company's bonds;<br><br>(III) Separation, merging, dissolution and liquidation of the Company;<br><br>(IV) Revision of the Articles of Association;<br><br>(V) The Company's acquisition or disposal of major assets within one year with the transaction amount exceeding 30% of the latest audited total assets of the Company;<br><br>(VI) Approval of equity incentive scheme;<br><br>(VII) Other matters adopted by the general meeting in an ordinary resolution that are considered to exert great influence on the Company and need to be adopted through an extraordinary resolution; and<br><br>(VIII) Other issues requiring adoption by special resolution pursuant to laws, regulations and relevant listing rules. | MP art.71 Guide to Articles of Association art.77 |
| Article 8.30 | All resolutions adopted at general meetings shall comply with PRC laws, administrative regulations and the Articles of Association. | |

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| Article 8.31 | More than two independent directors, the Supervisory Committee or shareholders severally or jointly holding 10% or more of the shares of the Company requisitioning the convening of extraordinary general meetings shall abide by the following procedures:<br><br>(I) Sign one or more written counterpart requisitions requiring the Board of Directors to convene an extraordinary general meeting and stating the object of the meeting. The Board of Directors shall, in accordance with the laws, administrative regulations and the Articles of Association, give a written notice advising their opinion on whether to convene an extraordinary general meeting within ten days upon the receipt of the aforesaid written request.<br><br>(II) If the Board of Directors agrees to convene an extraordinary general meeting, it shall issue a notice convening the general meeting, within five days after the Board of Directors has made the resolution. No amendments to the original proposal shall be made without the prior consent of the proposing shareholders.<br><br>(III) If the Board of Directors does not agree to convene the extraordinary general meeting, it shall make an announcement with relevant explanation.<br><br>(IV) If the Board of Directors does not agree to the proposal made by the Supervisory Committee to convene the shareholders' extraordinary general meeting, or fails to give a relevant notice within 10 days after the receipt of the request, it shall be deemed that the Board of Directors is unable to fulfill or fails to fulfill its responsibilities to convene the shareholders' general meeting. The Supervisory Committee can hereby convene and preside the meeting by itself. The procedures of convening the meeting should be similar to those of convening a shareholders' general meeting by the Board of Directors as far as possible. | MP art.72; Opinion art.6; Guide to Articles of Association art.47, 48; Rules for General Meetings |

(V) If the Board of Directors does not agree to the proposal made by the shareholders to convene the shareholders' extraordinary general meeting, shareholders shall make a written proposal to the Supervisory Committee for convening such meeting.

If the Supervisory Committee agrees to convene the extraordinary general meeting, it shall dispatch a notice of such meeting. No amendments to the original proposal shall be made without the prior consent of the proposing shareholders.

If the supervisory fails to dispatch a notice of the general meeting within a prescribed period of time, it shall be deemed that the Supervisory Committee fails to convene and preside over the general meeting. The shareholder(s) continuously holding for 90 days individually or collectively 10% or more of the shares of the Company may convene a meeting by themselves. The procedures of convening the meeting should be similar to those of convening a shareholders' general meeting by the Board of Directors as far as possible.

If the Supervisory Committee or the shareholders themselves convenes a meeting as provided for in the preceding paragraph, they shall notify the board in writing and file with the relevant regulatory authority pursuant to the relevant regulations. The board and board secretary shall be cooperative in relation to the meeting, and the Board shall provide the shareholders' register. The reasonable expenses for the meeting shall be borne by the Company and deducted from the monies payable by the Company to the defaulting directors.

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| Article 8.32 | The general meeting shall be presided over by the Board of Directors. If the chairman is unable or fails to fulfill the duty thereof, the vice chairman shall convene and preside over the meeting; if even the vice chairman is unable or fails to fulfill the duty thereof, the General Meeting shall be presided over by a supervisor collectively elected by the majority of the supervisors. | MP art.73; Guide to Articles of Association art.67 Guide to Articles of Association art.49, 50, 67 |

Where a General Meeting is convened by the Supervisory Committee itself, the General Meeting shall be presided over by the Chairman of the Supervisory Committee (if any). If the Chairman is unable or fails to fulfill the duty thereof, the vice chairman shall convene and preside over the meeting. If the vice Chairman is unable or fails to perform his duty, the General Meeting shall be presided over by a supervisor collectively elected by the majority of the supervisors.

Where a General Meeting is convened by shareholders themselves, the General Meeting shall be presided over by a representative elected by the conveners. If a chairman has not been designated, shareholders present at the meeting may elect a person to act as chairman. If for any reason the shareholders are unable to elect a chairman, the shareholder with the greatest number of voting shares present at the meeting, whether in person or by proxy, shall act as chairman.

If the chairman of the meeting violates the rules of procedures during the general meeting so that the meeting is unable to proceed, shareholders present at the meeting may by majority vote elect a person as chairman to proceed with the meeting.

Article 8.33 The chairman of the meeting decides whether a resolution of the shareholders' meeting has been adopted or not, with such decision being final, and shall announce it and enter it in the minutes of the meeting. The Company shall announce the resolutions of the general meetings in accordance with the governing laws, regulations and the relevant provisions of the stock exchange on which the shares of the Company are listed. MP art.74

Article 8.34 If the chairman of the meeting has any doubt to the resolution result submitted for voting, he may count the votes cast. Where the chairman of the meeting fails to count the votes, and shareholders or shareholder's attorneys have objections to the result announced by the chairman of the meeting, they are entitled to request counting of the votes immediately after such announcement, and the chairman of the meeting shall conduct such counting at once.

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| Article 8.35 | If the votes are counted at a shareholders' meeting, the result of such counting shall be recorded in the minutes of the meeting.<br><br>General meetings shall have minutes, which shall be recorded by the Board secretary and signed by the presider, attending directors, supervisors, Board secretary, convener or representatives thereof.<br><br>Resolutions adopted at general meetings shall be recorded as minutes. Meeting minutes shall be in Chinese, and the minutes, together with the signature register and power of attorney of attending proxies, shall be kept in the Company for at least 10 years. | Company Law art.108; Rules for General Meetings MP art.77 |
| | Shareholders may consult photocopies of the minutes of meetings free of charge during the business hours of the Company. In the event of any shareholder asking for photocopies of such minutes, the Company shall deliver the photocopies in 7 days after receiving a rational expenses. | MP art.77 |
| Article 8.36 | If, according to the laws, regulations and relevant listing rules, no shareholder can vote on any particular draft resolution or as restrained by it, can only cast affirmative or negative votes on any particular draft resolution, any voting conducted by such shareholders or on behalf of them in violation of such regulation or restraints will not be taken in the calculation of the voting result. | App3.14 |

**Chapter IX Special procedure for voting by category shareholders**

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| Article 9.1 | Shareholders holding different categories of stock are category shareholders.<br><br>According to the laws, regulations and the Articles of Association, category shareholders enjoy rights and assume duties. | MP art.78 |
| Article 9.2 | If the Company intends to revise or cancel the rights of category shareholders, they are subject to adoption by the shareholders' meeting through a special resolution as well as adoption by affected shareholders at shareholders' meetings held respectively as per Clauses 9.4-9.8. | MP art.79 |

Where any change in domestic and overseas laws, administrative regulations and relevant listing rules or any decision made by the domestic or overseas regulatory authority gives rise to change or cancellation of the rights of class shareholders, approval by a general meeting or class general meeting is unnecessary unless relevant laws and regulations have any provision to the contrary.

Article 9.3 Following cases shall be deemed as the right to revise or cancel a category shareholder: MP art.80

(I) The number of the category stock in question is increased or decreased, or the number of a category stock having the equal or more voting right, distribution right and other privileges as compared with the category stock in question is increased or decreased;

(II) All or part of the category stock in question is converted to other category, or all or part of another category stock is converted to the category stock in question or such conversion right is granted;

(III) The right of the category stock in question to obtain the created dividends or accumulated dividends is canceled or reduced;

(IV) The right of the category stock in question to obtain dividends with priority or obtain distributed properties in the Company's liquidation with priority is reduced or canceled;

(V) The stock conversion right, option right, voting right, transfer right, preferential placement right and the right to obtain company's securities of the category stock in question are increase, canceled or reduced;

(VI) The right of the category stock in question to collect company's payable sums in a particular currency is canceled or reduced;

(VII) A new category is set up that has equal or more voting right, distribution right or other privileges as compared with the category stock in question;

(VIII) Transfer or ownership of the category stock in question is restrained, or such restraint is increased;

(IX) The subscription right or the right for stock conversion are issued for the category stock in question or another category;

(X) Rights and privileges of other categories of stock are increased;

(XI) Company's reorganization scheme will cause non-proportional assumption of responsibility among different categories of shareholders in the reorganization;

(XII) Terms of this chapter is revised or cancelled.

Article 9.4 Affected category shareholders, regardless of whether they have the voting right at shareholders' meetings, have the voting right on category shareholders' meetings as far as matters in Clauses 9.3 (II)–(VIII) and (XI)–(XII) are concerned, but shareholders having related interests do not have the voting right at category shareholders' meetings. MP art.81

The shareholder having related interests as mentioned in the preceding clause refers to the following:

(I) Under the condition that the Company, according to the regulation in Article 4.4 of the Articles of Association, sends a repurchase offer at the same proportion to all the shareholders, or repurchases its own stock in an open transaction form at the securities exchange, the shareholder having related interests refers to the controlling shareholder as defined in Article 7.8 of the Articles of Association;

(II) Under the condition that the Company purchases its own stock through an agreement at other places than securities exchanges according to Article 4.4 of the Articles of Association, the shareholder having related interests refers to the shareholder related to the said agreement;

(III) In the reorganization scheme of the Company, the shareholder having related interests refers to the shareholder assuming responsibilities at a proportion lower than those of other shareholders of the category, or the shareholder holding different interests from those of other shareholders of the category. MP art.82

Article 9.5 Resolutions of a category shareholders' meeting can only be made after they are passed through voting by over 2/3 of the voting stock of the shareholders attending the category shareholders' meeting according to Article 9.4;

Article 9.6 To convene a category shareholders' meeting, the Company shall deliver a written notice 45 days before the convening of the meeting to inform all the shareholders of the category stock on record of the matters to be examined at the meeting as well as the date and location of the meeting. Shareholders intending to attend the meeting shall serve their written response on such attendance to the Company 20 days prior to the convening of the meeting. MP art.83

Where the number of voting stock at the meeting represented by the shareholders intending to attend the meeting reaches over 1/2 of the total number of that category stock having voting right at the meeting, the Company may convene a category shareholders' meeting. Otherwise, the Company shall in 5 days inform the shareholders again through a declaration of the matters to be examined at the meeting as well as the date and location of the meeting. After such public declaration, the Company may convene a category shareholders' meeting. MP art.84

Article 9.7 Notices on a category shareholders' meeting need only to be delivered to those shareholders that have the voting right at the meeting.

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| | The category shareholders' meeting shall be held in a procedure as similar as possible to that of the shareholders' meeting. The clauses in the Articles of Association regarding the procedure for holding a shareholders' meeting are applicable to category shareholders' meetings. | |
| Article 9.8 | Except for other category stock shareholders, shareholders of A Shares and shareholders of H Shares are deemed as shareholders of different categories; | MP art.85 |
| | The special procedure for the voting of category shareholders does not apply to the following cases: | |
| | (I) As approved by a special resolution of the shareholders' meeting, the Company issues A Shares and H Shares separately or at the same time every 12 months, and neither of the numbers of the planned A Shares and H Shares does not exceed the issued stock of the category by 20%; | A13D (1) (f)(i) |
| | (II) The plan for issue of the A Shares and H Shares made at the time of establishment of the Company is fulfilled in 15 months after the date of approval by China Securities Regulatory Commission. | A13D (1) (f)(ii) |

**Chapter X Board of Directors**

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| Article 10.1 | The Board of Directors of the Company shall be established to be responsible and report its work to the shareholders' meeting. The Board of Directors is composed of 13 to 19 directors, including one chairman and two vice chairman. The Board of Directors shall have at least two executive directors, who will be in charge of the day-to-day affairs specified by the Company, and the rest directors are non-executive directors, who will not handle day-to-day affairs of the Company. | Opinion art.6; Opinions of independent directors I(III) MP art.86 |
| | Independent directors shall be at least one third of the total membership of the Board, and at least one independent director shall have relevant professional qualification or shall have professional specialty in accounting or related financial management. | |

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| | At least half (inclusive) of the directors shall be external directors (i.e., directors not holding any post in the Company), and the Board of Directors shall have at least two non-executive directors (i.e., directors independent of the shareholders of the Company and not holding any post in the Company). | |
| Article 10.2 | Directors are elected by the shareholders' meeting, and have a term of 3 years, starting from the date of effectiveness of the election. Upon termination of their term, they are eligible for re-election and re-assignment. However, the term of an independent director re-elected shall not exceed six (6) years. Before the term of office of a director expires, a new director shall be elected responsively at a general meeting. | MP art.87 Opinions of independent directors IV(IV) |
| | Directors selected in addition or by-elected at a shareholders' meeting have their terms from the date of effectiveness of such election to the termination of the term of the session of the Board. | |
| | List of nominations for directors is submitted by way of motion to be resolved at general meetings. Candidates of directors other than independent directors shall be nominated by the Board, the Supervisory Committee, or shareholder(s) severally or jointly holding more than 3% of the total number of the voting shares of the Company, and shall be elected at a general meeting of the Company. | Company Law art.46 App3 4(3) |
| | Intentions regarding nomination of director candidates as well as candidates' written notices indicating their willingness to accept such nomination, shall be delivered to the Company after the Company's delivery of the notice on the shareholders' meeting for selecting the director and not later than 7 days prior to the convening of the shareholders' meeting, and the notice period shall not be less than 7 days. | App3 4 (4) 4(5) |
| | Under the condition that pertinent laws and regulations are followed, the shareholders' meeting may dismiss any director before termination of his term in the form of an ordinary resolution (which cannot affect the right whereby the director makes any claim of damage according to any contract). | |

If the term of office of a director expires but reelection is not made responsively, the said director shall continue fulfilling the duties as director pursuant to relevant laws, administrative regulations and the Articles of Association until a new director is elected.

The chairman of the Board is elected and dismissed by over half of the directors, and has term of 3 years, starting from the date of election. He is eligible for re-election and re-assignment.

Directors need not hold the Company's stock.

Article 10.3 Non-independent directors shall be elected by the following procedure: — Governance Standards art.29, 30

(I) The nominator of a non-independent director candidate shall seek the consent of the nominee before nomination, shall collect adequate information about the occupation, academic qualification, title, detailed work experience, all concurrent undertakings, etc., and shall submit the said information to the Company. The candidates shall undertake in writing to the Company that they accept the nominations, that the information announced about them is true and adequate, and that they will diligently fulfill the duties as director if elected. The candidates shall undertake in writing to the Company that they accept the nominations, that the information announced about them is true and adequate, and that they will diligently fulfill the duties as director if elected.

(II) Where a non-independent director candidate is nominated before the Company holds the Board meeting, if the governing laws, regulations and/or the relevant listing rules have relevant provisions, the written documents relating to the nominee as described in (I) of this article shall be announced together with the resolution of the Board pursuant to the said provisions.

(III) If shareholder(s) severally or jointly holding more than 3% of the total number of the voting shares of the Company submits a provisional motion on election of non-independent directors, then the written notice of the intent to nominate director candidates and the nominee's will to accept the nomination, the written documents and undertakings of the nominee as described in (I) of this article shall be submitted to the Company 10 days before convening of the general meeting. The said notice shall not be issued earlier than the next day after the notice of meeting for electing directors is issued, and shall not be later than 7 days before the said meeting is held.

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| Article 10.4 | Resolutions in respect of the election of directors shall be passed by way of cumulative voting, namely, if more than two directors are to be elected at the general meeting, every share held by the voting shareholders shall have voting rights equal to the number of directors to be elected, and any shareholder may concentrate his voting rights on one director candidate or distribute his voting rights among several director candidates. | Company Law art.106 Governance Standards art.31 |
| Article 10.5 | The Board of Directors is responsible to the shareholders' meeting and performs the following functions:<br>(I) Convene shareholders' meetings, and report its work to Shareholders' meetings;<br>(II) Implement resolutions adopted by shareholders' meetings;<br>(III) Decide upon company's business plans and investment schemes;<br>(IV) Formulate company's annual financial budget schemes and final account schemes;<br>(V) Formulate company's profit distribution schemes (including schemes for distribution of year-end dividends) and loss compensation schemes; | MP art.88 Guide to Articles of Association art.107 Company Law art.125 Opinion art.6 |

(VI) Formulate company's schemes for increase/ decrease of its registered capital as well as schemes for issue of company's bonds or other securities and listing;

(VII)Formulate schemes for repurchase of shares of the Company. Formulate company's schemes for merging, separation and dissolution or transformation of the Company's structure;

(VIII) Decide on other external guarantees that require the approval of the general meetings according to laws, administrative regulations and the Articles of Association;

(IX) Decide on the investment, purchase and disposal of assets, asset mortgage, consigned financial management, connected transactions, etc. within the authority granted by the general meeting;

(X) Decide on setup of company's internal organization;

(XI) Appoint or dismiss company's general manager, according to his nomination, appoint or dismiss company's deputy managers(s) and financial supervisor, and decide upon their remuneration; appoint or remove members of the Board of Directors and Supervisory Committee of the wholly funded sub-company; to appoint, remove or recommend shareholders' representatives, directors and supervisors of the holdings sub-company and shareholding sub-company;

(XII)Formulate company's basic management regulations;

(XIII) Formulate and implement equity incentive scheme (including stock option plan permitted by laws and regulations);

(XIV) Formulate a revision scheme for the Articles of Association;

(XV) Under the condition that pertinent state's stipulations are followed, decide upon company's wage scale and matters regarding welfare and awards;

(XVI) Resolve on the important issues and administrative issues of the Company other than those which should be resolved at general meetings pursuant to Company Law and the Articles of Association, and to sign other important agreements;

(XVII) Formulate company's major purchase or sales schemes;

(XVIII) Other functions as assigned by the shareholders' meeting and the Articles of Association of the Company.

Except that Items (VI), (VII), (VIII), (XI) and (XIV) are subject to consent of over 2/3 directors by voting, resolutions of the Board of Directors regarding the matters mentioned in the preceding clause need consent of over 1/2 of the directors by voting.

If any director has connection with the enterprise involved in the resolution made at a Board meeting, the said director shall not vote on the said resolution for himself or on behalf of other director. The Board meeting may be held when more than one-half of the non-connected directors attend the meeting. The resolution of the Board meeting shall be passed by more than one-half of the non-connected directors. If the number of non-connected directors attending the meetings is less than 3, the issue shall be submitted to the general meeting for examination.

A resolution on the Company's connected transaction shall not be valid unless it is signed by the independent directors.

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| During the inter-session period of the Board, the Board authorizes the chairman to exercise the following powers. The contents of the authorization shall be specific and detailed. | Governance Standardsart.48<br>MP art.89 |

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| Article 10.6 | Issues involving material interests of the Company shall be subject to the collective decision of the Board. | |
| Article 10.7 | In the event of the Board of Directors disposing of fixed assets, if the sum of the anticipated value of the fixed assets to be disposed of, and the value obtained from the fixed assets disposed of in the 4 months before the suggested disposal, exceeds 33% of the value of the fixed assets indicated in last balance sheet examined by the shareholders' meeting, then the Board of Directors shall not dispose of or give consent to disposal of the said fixed assets without approval from the shareholders' meeting. Should there be any inconsistency between the preceding requirements and provisions of the stock exchange on which the Company's shares are listed in respect of the issue, the latter shall prevail. Should there be any inconsistency between requirements and provisions of the stock exchanges of the country in which the Company's shares are listed, the strictest one shall prevail.<br><br>The disposal of fixed assets as referred to in this article, includes actions of transferring capital benefits, but not includes the action of providing guarantee with fixed assets.<br><br>The effectiveness of the transaction of company's disposal of fixed assets will not be affected by violation of Clause 1 of this article.<br><br>In the event that the Board makes decisions on market development, mergers and acquisitions, and investments in new areas, for the projects with the investment amounts or mergers and acquisitions of more than 10% of the Company's total assets, a public consultant institution shall be engaged to provide professional advice as the important basis for the Board's decision-making. | Governance Standard art.48<br>MP art.89<br>Opinion art.4 |

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| Article 10.8 | The Board shall determine the right relating to external investment, asset purchase and disposal, asset mortgage, external guarantees, consigned financial management and connected transactions, and shall establish strict examination and decision making procedure; and organize relevant experts and professionals to make assessments on material investment projects and report to the general meeting for approval. | Guide to Articles of Association art.110 |
| Article 10.9 | The chairman of the Board of Directors performs the following functions:<br><br>(I) Preside over shareholders' meetings and convene and preside over meetings of the Board of Directors;<br><br>(II) Inspect implementation of resolutions of the Board of Directors;<br><br>(III) Sign securities issued by the Company;<br><br>(IV) Other functions as authorized by the Board of Directors.<br><br>The vice chairman shall assist the chairman in performing his duties. If the chairman is unable or fails to perform his duties, such duties shall be performed by the vice chairman. If the vice chairman is unable or fails to perform his duties, a director shall be elected jointly by more than half of the directors to perform such duties. | MP art.90<br>Guide to Articles of Association art.113 |
| Article 10.10 | The Board of Directors shall hold at least four regular meetings every year, which shall be convened by the chairman. All the directors shall be informed thereof 14 days prior to the convening of the meeting.<br><br>In any of the following circumstances, the Board shall convene a provisional meeting within 10 days:<br><br>(I) proposed by shareholders representing more than 10% of the voting rights;<br><br>(II) deemed necessary by the chairman of the Board; | Company Law art.111<br>Opinion of independent directors V(I)<br>MP art.92 |

(III) jointly proposed by more than one-third of the directors;

(IV) jointly proposed by more than half of the independent directors;

(V) proposed by the Supervisory Committee;

(VI) proposed by the general manager.

If the Company holds a provisional Board meeting, the chairman or secretary of the Board shall notify all the directors and supervisors within a reasonable period of time before the meeting.

Board meetings shall in principle be convened at the domicile or listing place of the Company.

Board meetings shall be conducted in Chinese and shall be provided with translators on site if necessary.

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| Article 10.11 | If the Board decides to convene a regular or provisional meeting , the chairman or the secretary of the Board shall, before the deadline specified in the Article 10.10, inform all the directors of the time and location of the Board meeting via fax, telegram, fax, express mail, registered mail or in person. | Guide to Articles of Association art.115 |

If a director has attended the meeting, and has not raised any question about having not received meeting notice before or at the beginning of the meeting, the meeting notice shall be deemed as having been delivered to him.

Board meetings may be held in the form of telephone conference or by means of similar communication equipment. As long as participating directors can clearly hear what other directors say and can communicate with each other at such meetings, all participating directors should be deemed as having attended the meetings personally.

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| Article 10.12 | In respect of any important issue to be decided by the Board, a notice and adequate information shall be sent to all the directors before the deadline specified in Article 10.11, in strict accordance with the specified procedure. Directors may require providing supplementary information. Where more than 1/4 directors or more than 2 independent directors deem the documents as inadequate or the certification as unclear, they may jointly propose to adjourn the Board meeting or suspend discussing some topics, and the Board shall adopt such a proposal.<br><br>Information of meeting shall be deemed to have been served to any director who attends the meeting without raising any objection before or during the meeting that he has not received the information of meeting. | Opinion art.3 |
| Article 10.13 | Board meetings can only be held when over half directors can attend.<br><br>Each director has one vote. All resolutions of the Board of Directors shall need adoption of over 1/2 of all the directors unless otherwise required by relative laws and regulations or the Articles of Association.<br><br>In the event of equal pros and cons, the chairman has the right to cast one more vote. | Company Law art.112<br>MP art.93 |
| Article 10.14 | Directors should attend board meetings personally. If a director is not able to attend for some reasons, he may entrust another director in writing to attend on his behalf, and the letter of attorney should state the scope of authorization.<br><br>A director attending a Board meeting in proxy should exercise the right of a director in the scope of authorization. If a director fails to attend a Board meeting and to entrust his delegate to attend, he shall be deemed as having abandoned his vote at the meeting in question. | MP art.94<br>Guide to Articles of Association art.99<br>Opinions of independent directors art.4 |

If any director fails to attend Board meetings in person or by proxy for two consecutive times or any independent director fails to attend Board meetings in person for three consecutive times, the said director or independent director shall be deemed incapable of performing his duties, and the Board shall suggest that the general meeting remove the said director.

The expenses of the directors for attending Board meetings shall be borne by the Company, which expenses cover traffic fees from the location of the directors to the venue of the meeting, and board and lodging of the directors during the meeting. The rent for the venue and other expenses including local traffic expenses shall also be borne by the Company.

Article 10.15 The decisions on the issues considered on Board meetings convened or not convened shall be recorded as minutes in Chinese. The independent directors' opinions shall be set out in the resolutions of the Board meetings. The minutes of each Board meeting shall be provided to the directors as soon as possible. Directors who wish to make supplementary amendments to the minutes shall report their opinions on the proposed amendment to the chairman within a week after receipt of the minutes. After the minutes are finalized, all the attending directors and persons recording the minutes shall sign on the minutes. Minutes of Board meetings shall be kept at the domicile of the Company, and a complete copy shall be sent to every director as soon as possible. The meeting minutes shall be kept for at least 10 years.

Opinion art.6
Articles of Association art.122
MP art.95

Article 10.16 The directors shall assume responsibilities for the resolutions of the Board of Directors. Where Board resolutions violate the laws, regulations or the Articles of Association, thus causing serious losses to the Company, the directors involved in such resolutions will assume the responsibility of indemnity for the Company. However, the director can be exempted from such responsibilities if it is proved that he has raised his objections during the voting and that is recorded in the minutes of the meeting.

Article 10.17 The Board of Directors may adopt a draft resolution in place of a Board meeting, but such draft resolution shall be delivered to each director by messenger, by post or by fax. If the related draft resolution has been delivered to all the directors, the number of directors that have signed on one or more drafts of the same format and contents to express their consent reaches the quorum required for the decisions, and the signed draft has been sent to the secretary to the Board in the above mentioned forms, then the said draft will become a resolution of the Board of Directors without a Board meeting being convened.

Article 10.18 When a matter in a Board resolution has related interests with a director or any of his contact persons (as defined in the relevant listing rules, the director shall evade and has no voting right. The director will not be included in the quorum when the number of attending directors is counted.

Article 10.19 A director may resign before his term of office expires. In resigning his duties, a director shall tender a resignation to the Board in writing and an independent director, in particular shall specify any matter which is related to his resignation or which he considers necessary to bring to the attention of the Company's shareholders and creditors, and the disclosure of which will be make by the Board in two days.

Guide to Articles of Association art.100

If the number of directors of the Board falls below the quorum as a result of any resignation, such resignation shall not become effective until the vacancy resulting from such resignation is filled up by a succeeding director. The remaining directors shall convene an extraordinary general meeting as soon as possible to elect a director to fill the vacancy caused by the said resignation. Before a resolution is made at a general meeting in relation to the election of directors, the functions and powers of such resigning director and other remaining directors shall be subject to reasonable restrictions.

If the percentage of independent directors of the Board falls below the minimum requirement of the relevant regulatory authority as a result of resignation of any independent director, such resignation shall not become effective until the vacancy resulting from such resignation is filled up by a succeeding independent director.

Save as provided in the preceding paragraph, a director's resignation shall be effective when his resignation is served to the Board.

**Chapter XI Independent Directors**

Opinions of Independent Directors

Article 11.1 Independent director candidates shall be nominated by the Board, the Supervisory Committee, or shareholder(s) severally or jointly holding more than 1% of the total number of the voting shares of the Company, and shall be elected at a general meeting of the Company.

(I) The nominator of an independent director candidate shall seek the consent of the nominee before nomination, shall collect adequate information about the occupation, academic qualification, title, detailed work experience, all concurrent undertakings, etc., and shall submit the said information to the Company. The candidates shall undertake in writing to the Company that they accept the nominations, that the information announced about them is true and adequate, and that they will diligently fulfill the duties as director if elected;

(II) The nominator of an independent director candidate shall give opinion on the qualification and independence of the nominee to act as an independent director, covering relevant provisions in applicable laws, regulations and/or relevant listing rules, and the nominee shall make an open announcement as to the absence of any relationship between the Company and him which may possibly affect his independent and objective judgment;

(III) Where an independent director candidate is nominated before the Company holds the Board meeting, if the governing laws, regulations and/or the relevant listing rules have relevant provisions, the written documents relating to the nominee as described in (I) and (II) of this article shall be announced together with the resolution of the Board pursuant to the said provisions;

(IV) If shareholder(s) severally or jointly holding more than 3% of the total number of the voting shares of the Company or the Supervisory Committee submits a provisional motion on election of independent directors, then the written notice of the intent to nominate director candidates and the nominee's will to accept the nomination, the written documents and undertakings of the nominee as described in (I) and (II) of this article shall be submitted to the Company 10 days before convening of the general meeting;

(V) Before the general meeting for the election of independent directors, if the governing laws, regulations and/or the relevant listing rules have relevant provisions, the Company shall pursuant to the said provisions submit the relevant documents concerning the nominee to the securities regulatory authority of the State Council and/or its local office and the stock exchange with which the Company's shares are listed. If the Board disputes the particulars pertaining to the nominee, the written opinions of the Board shall also be submitted. If the securities regulatory authority under the State Council opposes to the nomination of any candidate, such candidate may not be included as an independent director candidate. When a general meeting is convened to elect independent directors, the Board shall make a statement on whether the securities regulatory authority under the State Council objects to the nominations.

Article 11.2 An independent director shall meet the following basic conditions:

(I) having the qualifications as director of the Company in accordance with the laws, administrative regulations and other relevant provisions;

(II) having the independence as required by the laws, administrative regulations, department rules and the relevant listing rules;

(III) having basic knowledge about operations of listed companies, and proficient in relevant laws, administrative regulations and rules (including but not limited to applicable accounting standards);

(IV) having more than five years' experience in legal and economic work or other work required for fulfilling duties as independent director;

(V) other conditions specified in the Articles of Association.

Article 11.3 Independent directors must be independent. The following persons shall not serve as independent directors save as otherwise specified in the governing laws, regulations and/or relevant listing rules:

(I) persons employed by the Company or its subsidiaries and their immediate family members and major social connections (immediate family members shall include spouse, parents and issues and major social connections shall include siblings, parents-in-law, sons/daughters-in-law, spouses of siblings, siblings of spouse);

(II) natural person shareholders who directly or indirectly hold more than 1% of the Company's issued shares or who are top ten shareholders of the Company, and the immediate family members of the said shareholders;

(III) persons employed by the shareholder entities which directly or indirectly hold more than 5% of the Company's issued shares or which are top five shareholder entities of the Company, and the immediate family members of the said persons;

(IV) persons who belonged to categories (I) to (III) within the preceding year;

(V) persons who provide financial, legal and consulting services to the Company or its subsidiaries;

(VI) persons deemed by the securities regulatory authority under the State Council as not fit to serve as independent directors.

If any independent director fails to attend Board meetings in person or by proxy for two consecutive times or fails to attend Board meetings in person for three consecutive times, the Board shall suggest that the general meeting remove the said director. Unless in the above circumstances and in circumstances as specified in Company Law where a person is prohibited from acting as a director, no independent director may be removed before his term of office expires without cause. In the event of premature removal, the Company shall disclose it by way of special disclosure. If the removed independent director deems his removal by the Company as unjustifiable, he may make an open declaration.

Article 11.4 An independent director shall have the following special powers in addition to the powers granted to directors under Company Law, other relevant laws, administrative regulations and the Articles of Association:

(I) Material connected transactions (as per the standards issued from time to time by the relevant regulatory authority) that must be considered at a general meeting pursuant to the laws, regulations and/or relevant listed rules, and appointment or dismissal of accounting firm, shall comply with the relevant provisions, if any, in the laws, regulations and/or relevant listed rules, and shall be submitted to the general meeting for consideration upon approval by more than half of the independent directors. Resolutions made by the Board in relation to connected transactions shall not be effective unless signed by the independent directors; the independent directors may, before making judgment, appoint an intermediary to provide independent financial and advisory reports as a basis for their judgment;

(II) to propose to the Board for appointment or dismissal of accounting firm;

(III) to propose to convene an extraordinary general meeting;

(IV) to propose to convene a Board meeting;

(V) to independently appoint external audit and consulting institutions;

(VI) to openly collect voting rights from shareholders before a general meeting is held;

(VII) to directly report to the general meeting, the securities regulatory authority under the State Council and other relevant authorities.

Independent directors shall seek the consent of more than half of all the independent directors before exercising the powers under (II), (IV), (VI) and (VII); more than two independent directors may exercise the powers under (III); independent directors shall seek the consent of all the independent directors before exercising the powers under (V).

Article 11.5 Independent directors shall, in addition to fulfilling the aforesaid duties, provide the Board or general meeting with independent opinions on the following matters:

(I) nomination, appointment and dismissal of directors;

(II) appointment or dismissal of senior executives;

(III) remunerations of directors and senior executives of the Company;

(IV) matters which independent directors deem likely to damage the equity of small and medium shareholders;

(V) material capital transactions between the Company and its shareholders or connected enterprises;

(VI) profit distribution plan not formulated by the Board;

(VII) other issues specified in relevant laws and regulations and the Articles of Association.

Independent directors shall express one of the following types of opinions on the aforesaid issues: agreement; qualified opinion and reason therefor; objection and reason therefor; inability to express opinion and reason therefor.

Article 11.6 Independent directors shall submit their yearly work reports at the general meeting and make a statement on their fulfillment of duties

## Chapter XII Secretary to the Board of Directors of the Company

Article 12.1 The company has a secretary to the Board of Directors, who is a senior officer. The Board shall set a secretary office if necessary. MP art.96

Article 12.2 The secretary to the Board of Directors of the Company should be a natural person having mandatory professional knowledge and experience and is appointed by the Board. MP art.97

The principal tasks of the secretary of the Board are:

(I) helping the directors with the daily work of the Board, keeping the directors informed of the regulations, policies and requirements of domestic and overseas regulatory authorities on corporate operations, and assisting the directors and the general manager in duly observing domestic and overseas laws and regulations, the Articles of Association and other relevant provisions;

(II) organizing and preparing the documents of Board meetings and general meetings, keeping meeting minutes, to ensure the decisions made on the meetings comply with the statutory procedure, and keeping informed of the execution of the resolutions of the Board;

(III) organizing and coordinating information disclosure, coordinating relations with the investors, and enhancing transparency of corporate operations;

(IV) participating in organizing capital raising;

(V) dealing with intermediaries, regulatory authorities and media, and improving public relations;

(VI) executing other tasks assigned by the Board and the chairman.

The duties of the secretary to the board include:

(I) organizing and arranging for Board meetings and general meetings; preparing meeting documents, handling relevant meeting affairs; making minutes of the meetings and ensuring their accuracy; keeping meeting documents and minutes; taking initiative to monitor the progress of the implementation of relevant resolutions. reporting any important issues occurring during the implementation to the Board and giving relevant advice to the Board.

(II) ensuring the material issues decided by the Board are carried out in strict accordance with the procedures stipulated. at request of the board, participating in the arrangement of consultation on and analysis of the issues to be decided by the Board and offering relevant opinions and suggestions; handling the day-to-day affairs of the Board and its committees as entrusted.

(III) acting as the liaison officer of the Company with the securities regulatory authorities, responsible for organizing, preparation and timely submission of the documents required by the regulatory authorities as well as accepting and organizing the implementation of any assignment from the regulatory authorities.

(IV) coordinating and organizing the Company's information disclosure; establishing and improving the information disclosure system; attending all of the Company's meetings involving information disclosure; and keeping informed of the Company's material operation decisions.

MP art.98

(V) keeping the Company's price-sensitive information confidential and establishing effective confidentiality systems and measures; in case any of the Company's price-sensitive information is divulged due to any reason, taking necessary remedial measures, responsively explaining and clarifying it, and reporting to the regulatory authorities in overseas jurisdictions where the shares of the Company are listed and the securities regulatory authority under the State Council may.

(VI) coordinating and organizing marketing activities; coordinating reception of visitors, handling the investor relations; keeping in touch with investors, intermediaries and news media; coordinating replies to inquiries from the public; and ensuring investors to obtain the information disclosed by the Company in a timely manner; organizing and preparing the Company's domestic and overseas marketing and promotion activities; preparing conclusive reports on marketing and important visits; and organizing matters about the submission of the reports to the CSRC.

(VII) handling and keeping the information on shareholders register, directors register, amount of shares held by major shareholders and records of directors' shares, and the list of beneficiaries of outstanding bonds of the Company.

(VIII) assisting directors and the general manager in duly observing the domestic and overseas laws, regulations, the Articles of Association and other relevant provisions while exercising their functions and powers; upon becoming aware that the Company has passed or may pass resolutions which may breach the relevant provisions, being liable for immediately reminding the Board and being entitled to report such facts to the CSRC and other regulatory authorities.

(IX) coordinating the provision of relevant information necessary for the Company's Supervisory Committee and other regulatory authorities to discharge their duties; assisting in carrying out due diligence investigation on the chief financial officer, directors and the general manager of the Company of their fiduciary duties.

(X) exercising other functions and powers as conferred by the Board, as well as other functions and powers as required by laws in any jurisdiction where the shares of the Company are listed and the stock exchange.

Article 12.3 A director of the Company or other senior management person may serve as secretary to the Board of Directors of the Company concurrently. An accountant from the accounting firm as appointed by the Company shall not be appointed secretary to the Board of Directors of the Company concurrently. MP art.98

When a director serves as secretary to the Board of Directors of the Company concurrently, an action that should be made by a director and the secretary to the Board of Directors of the Company respectively, then it shall not be made by the concurrent director and secretary to the Board in his dual status.

Article 12.4 The secretary of the Board shall fulfill their duties with due diligence pursuant to the Articles of Association and Working Guidelines for Secretaries.

**Chapter XIII General manager and deputy general managers of the Company**

Article 13.1 The company has one general manager, who is appointed or dismissed by the Board of Directors. MP art.99 Guide to Articles of Association art.124 Governance Standards art.23

The Company shall have several deputy general managers, who shall assist the general manager in his work. Deputy general managers, the chief accountant and the chief financial officer shall be nominated by the general manager and appointed or dismissed by the Board.

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| | Members of staff of the controlling shareholders and effective controllers of the Company who serve positions other than directors shall not serve as senior executives of the Company. | |
| Article 13.2 | The general manager of the Company is responsible to the Board of Directors, and performs the following functions:<br><br>(I) Preside over management of company's production and operation, and organize implementation of resolutions of the Board of Directors;<br><br>(II) Organize implementation of company's annual business plans and investment schemes;<br><br>(III) Formulate schemes for the setup of company's internal management organization;<br><br>(IV) Formulate company's basic management regulation;<br><br>(V) Formulate company's basic rules;<br><br>(VI) Make proposals regarding appointment or dismissal of deputy general managers and financial supervisor of the Company;<br><br>(VII) Appoint or dismiss management personnel other than those that should be appointed or dismissed by the Board of Directors;<br><br>(VIII) Other functions as authorized by the Articles of Association and the Board of Directors. | MP art.128 |
| Article 13.3 | The general manager of the Company attends meetings of the Board of Directors without voting right. Managers not as directors have no voting right at a meeting of the Board of Directors. | MP art.101 |
| Article 13.4 | In exercising their functions and powers, the general manager, deputy general managers, chief accountant and chief financial officer shall not modify the resolutions of general meetings and Board meetings or go beyond the scope authorized. | MP art.102 |

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|---|---|---|
| Article 13.5 | In performing his functions, the general manager of the Company shall carry out the duty for honesty and diligence according to the laws, regulations and the Articles of Association. | MP art.102 |
| Article 13.6 | If the general manager, deputy general manager, chief accountant, chief financial officer or other senior executive resigns, he shall notify the Board in writing three months in advance; a department manager shall notify the general manager in writing two months before resignation. | |
| Article 13.7 | The general manager shall formulate relevant working rules, which shall come into effect upon approval by the Board. | |

**Chapter XIV Supervisory Committee**

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| Article 14.1 | The Company shall have a supervisory committee, which is a standing organization of the Company responsible for supervising the Board and its members, the general manager, deputy general managers, chief accountant, chief financial officer and other senior executives, and preventing the same from abusing their powers to infringe upon the legitimate rights and interests of the shareholders, the Company and employees thereof. | |
| Article 14.2 | The Supervisory Committee is composed of 6 persons, including one as chairman of the Supervisory Committee. His appointment and dismissal is subject to adoption by over 2/3 of the supervisors by voting. They have a term of 3 years, and are eligible for re-election and re-assignment. The chief supervisor shall organize fulfillment of the duties of the Supervisory Committee.<br><br>The duties of the chairman of the Supervisory Committee:<br><br>(I) convening and presiding over meetings of the Supervisory Committee;<br><br>(II) organizing fulfillment of the duties of the Supervisory Committee;<br><br>(III) exercising other functions and powers conferred by the Supervisory Committee. | MP art.104<br>A13D (1) (d)(i)<br>ZJHH art.5 |

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| Article 14.3 | The Supervisory Committee is composed of 2 shareholders' representatives, 2 employees' representative and 2 independent supervisors. Shareholders' representatives and independent supervisors are elected and dismissed by the shareholders' meeting, while the employees' representative is elected and dismissed by the employees of the Company in a democratic way. Independent supervisors refer to supervisors independent of the shareholders and not serving positions inside the Company. | MP art.105 Guide to Articles of Association art.143 |
| | In the Supervisory Committee of the Company, external supervisors (not holding any post in the Company, same below) shall account for more than 1/2 of all the supervisors, and there shall be at least 2 independent directors. The proportion of employees' representative in the Supervisory Committee should not be lower than 1/3. | Opinion art.7 |
| | Supervisors elected in addition or by-elected by the shareholders' meeting or the Company's employees, have their term starting from the date of effectiveness of election and ending on the termination of the term of the session of the Supervisory Committee. | MP art.106 |
| Article 14.4 | Company's directors, managers and financial supervisor shall not serve as supervisor at the same time. | |
| Article 14.5 | The Supervisory Committee shall hold at least two regular meetings every year. The chief supervisor shall convene and preside over meetings of the Supervisory Committee; where the chief supervisor cannot or does not fulfill the duty thereof, more than half of the supervisors may elect a supervisor to convene and preside over the meetings of the Supervisory Committee. The notice of meeting of the Supervisory Committee shall be served to all the supervisors 10 days (for regular meetings) or 5 days (for provisional meetings) in advance. The notice of meeting shall include the following information:<br><br>(I) time, venue and duration of the meeting;<br><br>(II) reasons and topics for discussion; and | MP art.107 Guide to Articles of Association art.143.148 |

(III) date on which the notice is sent.

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| Article 14.6 | If any supervisor fails to attend meetings of the Supervisory Committee in person or by proxy for two consecutive times, the said supervisor shall be deemed incapable of performing his duties and shall be removed by the general meeting or the employee representatives' meeting. | Guide to Articles of Association art.108 |
| Article 14.7 | If the term of office of a supervisor expires but reelection is not made responsively or if any supervisor resigns during his term of office so that the membership of the Supervisory Committee falls short of the quorum, the said supervisor shall continue fulfilling the duties as supervisor pursuant to relevant laws, administrative regulations and the Articles of Association until a new supervisor is elected. | |
| Article 14.8 | The Supervisory Committee is responsible for the shareholders' Meeting, and performs the following functions according to the law:<br><br>(I) Inspect finance of the Company;<br><br>(II) Examine the regular reports of the Company prepared by the Board and produce written opinions thereon;<br><br>(III) Supervise over such actions of company's directors, general manager, deputy general managers and other senior management personnel as violate the laws, regulations or the Articles of Association in performing functions for the Company; propose dismissal of directors, the general manager, deputy general managers and other senior executives who have violated laws, administrative rules, the Articles of Association or the resolutions of general meetings;<br><br>(IV) When actions of company's directors, general manager, deputy general managers and other senior management personnel imperil company's interests, require the above mentioned persons to take corrective actions; | MP art.108<br>Guide to Articles of Association art.144<br>MP art.109 |

(V) Check financial documents such as financial report, operational report and profit distribution scheme to be submitted by the Board of Directors to the shareholders' meeting. In the event of doubts, it may in the name of the Company entrust a certified public account or public auditor to help with the recheck;

(VI) Propose the convening of extraordinary general meetings and, in case the Board does not perform the obligations to convene and preside over the general meetings in accordance with Company Law, to convene and preside over the general meetings;

(VII) Deal with or pursue action against directors and senior executives on behalf of the Company;

(VIII) Present motions to general meetings;

(IX) Propose to convene a provisional Board meeting;

(X) Exercise other functions and powers specified in relevant laws, administrative rules and the Articles of Association or granted by the general meetings.

Supervisors attend meetings of the Board of Directors without voting right.

The Supervisory Committee may express opinion on the appointment of an accounting firm for the Company, may if necessary appoint another accounting firm to independently examine the financial operations of the Company, and may directly report to CSRC and other relevant authorities.

The shareholder supervisor shall independently report to the general meeting on the honesty and due diligence of the senior executives of the Company.

The supervisors may attend Board meetings and make inquiries or suggestions in relation to the resolutions of Board meetings

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| Article 14.9 | A supervisors' meeting can only be held when over half directors can attended.<br><br>Resolutions of the Supervisory Committee are subject to adoption of over 2/3 of the supervisors by voting. | MP art.109, A13D (1)(d)(ii) |
| Article 14.10 | The Supervisory Committee may require directors, general manager and deputy general manager and other senior executives of the Company, and internal and external auditors to attend meetings of the Supervisory Committee and answer questions | |
| Article 14.11 | The Supervisory Committee shall file resolutions as minutes, which shall be signed by the attending supervisors. Any supervisor shall have the right to have an explanatory note made in the minutes regarding his speech at the meeting. The minutes of meetings of the Supervisory Committee shall be kept for at least 10 years. | Guide to Articles of Association art.147 |
| Article 14.12 | Reasonable expenses occurring from appointment of lawyers, accounting firm, public auditors and other professionals in its performance of functions, shall be borne by the Company. | MP art.110 |
| Article 14.13 | The supervisors shall honestly perform their supervision functions according to the laws, regulations and the Articles of Association. | MP art.111 |
| | **Chapter XV Qualification and duties of company's directors, supervisors, general managers, deputy general managers and other senior management persons** | MP art.112 |
| Article 15.1 | One may not serve as company's director, supervisor, general manager, deputy general manager or other senior management person in any of the following cases:<br><br>(I) With civil incompetence or limited civil competence; | Guide to Articles of Association art.95 |

(II) Not over 5 years have elapsed since termination of the execution period for a penalty imposed on account of a crime of corruption, bribery, encroachment of property, embezzlement of property or the crime of undermining social economic order, or not over 5 years have elapsed since termination of the execution period for deprivation of political rights on account of commitment of a crime;

(III) Not over 3 years have elapsed since termination of liquidation due to bankruptcy of a company or enterprise on account of poor management where the one has served as a director or factory director/manager and has been held personally responsible for the bankruptcy of such company/enterprise;

(IV) Not over 3 years have elapsed since the date of cancellation of the business license of a company or enterprise on account of breach of law where the one has served as legal representative and has been held personally responsible;

(V) A relatively large amount of personal debt is overdue;

(VI) Be investigated by the judicial organ after case-filing on account of breach of criminal law, pending conclusion of the case;

(VII) Not in a position to serve an enterprise director as specified in the laws and regulations;

(VIII) Not a natural person;

(IX) Not over 5 years have elapsed since the date of award on violation of related securities regulation and involvement in fraudulent or dishonest actions as rendered by the competent organ;

(X) Prohibition to enter the security market imposed by the securities regulatory authority under the State Council is not expired.

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| | In any of the aforesaid circumstances, the Board shall, upon obtaining the relevant information, immediately stop the duties of the related director, supervisor, general manager, deputy general manager or other senior executive, and remove the same following the corresponding procedure. | |
| Article 15.2 | Save as specified in the Articles of Association or properly authorized by the Board, no director shall act on behalf of the Company or the Board in his personal name. If a director acts in his own name but a third party may reasonably think the said director is acting on behalf of the Company or the Board, the said director shall make a prior statement of his standpoint and capacity. | Guide to Articles of Association art.102 |
| Article 15.3 | Effectiveness of actions conducted by company's directors, supervisors, general manager, deputy general manager or other senior management personnel on behalf of the Company toward bona fide third party, will not be affected by any of their irregular actions with respect to their assumption of duty, election or qualification. | Guide to Articles of Association art.102 |
| Article 15.4 | In addition to the duties required in the laws, regulations or the listing regulation of the securities exchange listing the Company's stock, in exercising the powers as granted by the Company, company's directors, supervisors, general manager, deputy general managers and other senior management personnel shall assume the following duties to each shareholder:<br><br>(I) Shall not have the Company exceed the business scope as specified in its business license;<br><br>(II) Shall behave honestly from the starting point of the maximal interests of the Company;<br><br>(III) Shall not deprive the Company of its property in any manner, including (but not limited to) such chances as are favorable to the Company; | MP art.113 |

(IV) Shall not deprive the shareholders of their individual rights and benefits, including (but not limited to) distribution right and voting right, but excluding company reorganization as submitted to and adopted by the shareholders' meeting according to the Articles of Association.

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| Article 15.5 | Company's directors, general manager, deputy general managers and other senior management personnel are all obliged to do what they should, in exercising their rights or performing their duties, with such prudence, diligence and skill as a rational and prudent person ought to have in similar circumstances. | MP art.115 |
| Article 15.6 | In performing their functions, company's directors, supervisors, general manager, deputy general managers and other senior management personnel shall follow the principle of good faith, and shall not put themselves in a position that may possibly conflict with their own interests or the duties assumed. This principle includes (but not limited to) performance of the following duties: | MP art.116 Guide to Articles of Association art.97 |

(I) Behave honestly from the starting point of the maximal interests of the Company;

(II) Exercise rights in the scope of his functions, and do not go beyond one authority;

(III) Exercise the right of discretionary settlement in person and be not manipulated by others;

Shall not transfer the right for discretionary settlement to others unless permitted by the laws or regulations, or agreed upon by the shareholder's meeting when knowing the facts;

(IV) Treat shareholders of the same category equally and shareholders of different categories impartially;

(V) Shall not conclude a contract or make transactions or arrangements with the Company, unless otherwise specified in the Articles of Association or otherwise approved by the shareholders' meeting when knowing the facts;

(VI) Shall not seek one's own benefits by using company's property in any form, without the consent from the shareholders' meeting when knowing the facts;

(VII) Shall not accept bribe or other illegal income by taking advantage of one's position, or embezzle upon company's property in any form, including (but not limited to) such chances as are favorable to the Company;

(VIII) Shall not accept commissions related to company's transactions, without the consent from the shareholders' meeting when knowing the facts;

(IX) Follow the Articles of Association, perform the functions honestly and maintain company's interests. Shall not seek private benefits by taking advantage of one's position and power in the Company;

(X) Shall not compete with the Company in any manner without the consent of the shareholders' meeting when knowing the facts;

(XI) Shall not embezzle on company's capital or lend company's fund to others, shall not open an account and deposit company's assets in one's own name or other names, and shall not provide guarantee with company's assets for personal liabilities of the Company's shareholders or other individuals;

(XII) Without the consent from the shareholders' meeting when knowing the facts, shall not disclose confidential information concerning the Company obtained during the tenure of office, or use such information unless it serves the purpose of the Company's interests. However, such information may be disclosed to the court or other competent government departments in the following cases:

1. When so prescribed by the law;

2. When so required for public interests;

3. When so required for the interests of the director, supervisor, general manager, deputy general manager or other senior management personnel.

Earnings obtained by directors, the general manager, deputy general manager and other senior executives in violation of the provisions herein shall belong to the Company, and shall be liable for compensation for any loss incurred to the Company.

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| Article 15.7 | If the general meeting requires directors, supervisors, the general manager, deputy general managers or other senior executives to attend the meeting, they shall attend the meeting and make explanations in relation to the inquiries and suggestions of the shareholders. Directors, supervisors, the general manager, deputy general managers or other senior executives shall honestly provide the Supervisory Committee with relevant information and shall not prevent the Supervisory Committee from exercising their functions and powers. | Company Law art.151<br>Guide to Articles of Association art.70<br>MP art.117 |
| Article 15.8 | The company's directors, supervisors, general manager, deputy general managers and other senior management personnel shall not instruct following persons or organizations (refer to hereafter "related persons") to do what the directors, supervisors, general manager, deputy general managers and other senior management personnel are not in a position to do: | |

(I) Spouses or minor children of the Company's directors, supervisors, general manager, deputy general managers and other senior management personnel;

(II) Trustors of the Company's directors, supervisors, general manager, deputy general managers and other senior management personnel, or the persons as mentioned in Item (I) of this article;

(III) Partners of the Company's directors, supervisors, general manager, deputy general managers and other senior management personnel, or the persons as mentioned in Items (I) and (II) of this article;

(IV) A company under de facto exclusive control of the Company's directors, supervisors, general manager, deputy general managers and other senior management personnel, or a company under de facto common control of the persons as mentioned in Items (I), (II) and (III) of this article or the Company's other directors, supervisors, general manager, deputy general managers and other senior management personnel;

(V) Directors, supervisors, general manager, deputy general managers and other senior management personnel of the controlled company as mentioned in Item (IV) of this article.

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| Article 15.9 | The good faith duties of the Company's directors, supervisors, general manager, deputy general managers and other senior management personnel will not necessarily terminate with termination of their tenure of office. Instead, their duty to keep the Company's commercial secrets will remain valid upon termination of their tenure of office. The duration of other duties shall be determined in the principle of fairness, depending on the length of time between the occurrence of the event and termination of the tenure, as well as under which conditions their relationship with the Company ended. | MP art.118 |
| Article 15.10 | The liability assumed by the Company's directors, supervisors, general manager, deputy general managers and other senior management personnel on account of breach of a certain duty, may be released by the shareholders' meeting when knowing the facts, with the exception of what is specified in Article 7.7 of the Articles of Association. | MP art.119 |

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| Article 15.11 | Where the Company's directors, supervisors, general manager, deputy general managers and other senior management personnel have major related interests directly or indirectly with the Company's concluded or planned contracts, transactions and arrangements (with the exception of appointment contracts of directors, supervisors, general manager, deputy general managers and other senior management personnel), they shall disclose the nature and extent of such related interests to the Board of Directors as soon as possible, regardless of whether the related matters need approval by the Board in normal conditions. | MP art.120<br>APP3 art.4(1) |
| | Save as otherwise provided by related laws, regulations and related listing rules, directors shall not vote on contracts, transactions or arrangements in which the said directors or their coordinators (as defined in Listing Rules) have material interests, and shall not be counted in the quorum of the meeting. | MP art.120<br>APP3 art.4(1) |
| | Unless company's director, supervisor, general manager, deputy general manager and other senior management personnel having related interests have made disclosure to the Board of Directors as required in the preceding clause of this article, and the Board of Directors approves the matter at a meeting without his inclusion in the quorum and without his participation in the voting, the Company is entitled to cancel such contract, transaction or arrangement, except that the other party is a bona fide party that does not know the facts about breach of duties on the part of related directors, supervisors, general manager, deputy general managers and other senior management personnel. | |
| | Where a person related to the Company's directors, supervisors, general manager, deputy general managers and other senior management personnel has related interests in a certain contract, transaction or arrangement, the related directors, supervisors, general manager, deputy general managers and other senior management personnel shall also be deemed as having related interests. | |

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| Article 15.12 | If the Company's director, supervisor, general manager, deputy general manager or other senior management personnel, before the Company's first consideration of concluding the relevant contract, transaction or arrangement, has sent a written notice to the Board of Directors, declaring that in view of the content of the notice, the contract, transaction or arrangement to be concluded by the Company will have related interests with him, then in the scope stated in the notice, the related director, supervisor, general manager, deputy general manager or other senior management personnel shall be deemed as having make such disclosure as is specified in the preceding article of this chapter. | MP art.121 |
| Article 15.13 | The company shall not pay taxes in any manner for its directors, supervisors, general manager, deputy general managers and other senior management personnel. | MP art.122 |
| Article 15.14 | The company shall not provide loans or security for loan directly or indirectly to the directors, supervisors, general managers, deputy general managers and other senior management personnel of the Company and its parent company, or provide loans or security for loan to the related persons of the above mentioned people.<br><br>The preceding clause does not apply to the following cases:<br><br>(I) The company provides loan or security for loan to its subsidiary companies;<br><br>(II) According to the appointment contracts approved by the shareholders' meeting, the Company provide loans, security for loan or other sum to the Company's directors, supervisors, general manager, deputy general managers and other senior management personnel in order that they may make payments for the purpose of the Company or pay the expenses occurring on account of their performance of the duties in the Company; | MP art.123 |

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| | (III) If the Company's normal business scope includes provision of loan and security for loan, the Company may provide loans and security for loan to relevant directors, supervisors, general manager, deputy general managers and other senior management personnel as well as related personnel, provided that the conditions for such provision shall be normal commercial conditions. | |
| Article 15.15 | Where the Company provides loans in violation of the regulation in the preceding clause, the receiver of the sum shall repay it immediately, regardless of the conditions for such loans. | MP art.124 |
| Article 15.16 | The company shall not be forced to implement such loan security as is provided by it in violation of the regulation in Clause 1 of Article 15.14, except for the following cases:<br><br>(I) When loans are provided to related persons of the directors, supervisors, general managers, deputy general managers and other senior management personnel of the Company or its parent company, without the loan provider knowing the facts;<br><br>(II) Where the hypothecated goods provided by the Company have been sold by the loan provider to a bona fide purchaser according to the law. | MP art.125 |
| Article 15.17 | The security as mentioned in the preceding clauses of this chapter includes such acts as the guarantor assumes the duty or provides properties to guarantee that the obligor should perform its duties. | MP art.126 |
| Article 15.18 | The Company can by liability insurance for the directors and supervisors with the content of the general meeting, save as the liabilities caused by the breach of laws and the Articles of Association by the he directors and supervisors. | Governance Standards art.39 |
| Article 15.19 | When the Company's directors, supervisors, general manager, deputy general managers and other senior management personnel breach their duties to the Company, in addition to the rights and remedies according to the laws and regulations, the Company is entitled to adopt the following measures: | MP art.127 |

(I) Require related directors, supervisors, general manager, deputy general managers and other senior management personnel to compensate for the losses caused to the Company on account of their neglect of duties;

(II) Cancel any contracts or transactions concluded between the Company and related directors, supervisors, general manager, deputy general managers and other senior management personnel, and contracts or transactions concluded between the Company and a third person (when the third person knows or ought to know about breach of duties to the Company on the part of the directors, supervisors, general manager, deputy general managers and other senior management personnel who represent the Company);

(III) Require related directors, supervisors, general manager, deputy general managers and other senior management personnel to hand over the benefits obtained through breach of duties;

(IV) Recover such sums as ought to have been received by the Company but have been received by related directors, supervisors, general manager, deputy general managers and other senior management personnel, including (but not limited to) commissions;

(V) Require related directors, supervisors, general manager, deputy general managers and other senior management personnel to return the interest that is gained or may have been gained on such sums as ought to have been handed over to the Company.

Article 15.20 The company shall conclude written contracts on remuneration matters with the Company's directors and supervisors, being subject to prior approval by the shareholders' meeting. The aforesaid remuneration matters include: MP art.128

(I) Remuneration as the Company's directors, supervisors or senior management personnel;

(II) Remuneration as directors, supervisors or senior management personnel of a subsidiary of the Company;

(III) Remuneration for other services provided to the management of the Company and its subsidiaries;

(IV) The sum for compensation of the lost position or for retirement of the director or supervisor.

Except as specified in the aforesaid contracts, directors or supervisors shall not file lawsuits against the Company for the interests that they are entitled to on account of the aforesaid matters.

Article 15.21 The contracts on remuneration matters as concluded between the Company and its directors and supervisors shall specify that, when the Company is to be purchased, with prior approval by the shareholders' meeting, the Company's directors and supervisors are entitled to get compensation or other sums for their lost position or retirement. MP art.129

The company's being purchased as mentioned in the preceding clause refers to one of the following cases:

(I) Anyone makes a purchase offer to all the shareholders;

(II) Anyone makes a purchase offer with a view to making the offeror the controlling shareholder, which is so defined as in Clause 7.8 of the Articles of Association.

If the related director or supervisor fails to follow the regulation in this article, any sum so received shall be owned by those who sell their stock by accepting the aforesaid offer, and the director or supervisor shall bear the expenses occurring from proportionate distribution of such sums, which may not be deducted from such sums.

## Chapter XVI Accounting regulation and profit distribution

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| Article 16.1 | The company formulates its accounting regulations according to the laws, regulations, and the Chinese accounting code as stipulated by the competent financial department of the State Council. | MP art.130 |
| Article 16.2 | The company shall, upon termination of each accounting year, prepare its financial report, subject to examination according to the law.<br><br>The company adopts the calendar year as the accounting year, starting on January 1 and ending on December 31 of each calendar year. The company adopts RMB as the bookkeeping base currency. | MP art.131 |
| Article 16.3 | The Board of Directors of the Company shall, at each annual meeting of shareholders, present to the shareholders a financial report prepared by the Company as specified by relevant laws, regulations, as well as regulatory documents promulgated by local government and competent departments. Such report shall be audited. | MP art.132 |
| Article 16.4 | The financial report of the Company shall be placed at the Company for the shareholders to consult, 20 days before the convening of the annual meeting of shareholders. Each shareholder of the Company is entitled to obtain the financial report as stated in this chapter. | MP art.133 |
| | The company shall send to each holders of H Shares the photocopies of the financial report, together with the balance sheet (including such documents as shall be attached according to Chinese laws and regulations) and profit and loss statement or income and expenditure statement (including the aforesaid report) via postage paid mail. The financial report shall be delivered in person or mailed to each shareholder at latest 21 days before the annual meeting of shareholders at the addresses as recorded in the register of shareholders. | App3 5 |

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| Article 16.5 | The company's financial reports shall be formulated in accordance with Chinese accounting code and laws and regulations, as well as international accounting code or that of the overseas listing location. In the event of major discrepancies between the financial reports formulated according to the two accounting codes, they shall be stated in the remarks of such report. Company's distribution of its after-tax profits of the relevant accounting year shall be based on the two aforesaid financial reports, whichever has the lower after-tax profit. | MP art.134 |
| Article 16.6 | The interim performance or financial data published or disclosed by the Company shall be formulated according to Chinese accounting code and regulations, as well as in line with international accounting code or that of the overseas listing location. | MP art.135 |
| | The Company shall issue four financial reports in every fiscal year, i.e. the firstly quarterly financial report issued within 30 days after the end of the first 3 months of the fiscal year; the interim financial report issued within 60 days after the end of the first 6 months of the fiscal year; the third quarterly financial report issued within 30 days after the end of the first 9 months of the fiscal year; and the annual financial report issued within 120 days after the end of the fiscal year. | Guide to Articles of Association art.150 |
| | The Company shall disclose its financial reports pursuant to the relevant laws and regulations or on the other dates or in the other forms specified by the regulatory authority. | |
| | The company shall not establish other accounting books than those specified by the laws. | |
| Article 16.7 | After completion of its interim accounting report and annual accounting report, the Company shall handle the procedure and make them public according to the laws and regulations of China regarding securities, as well as the regulations of the location of the securities exchange listing the Company's stock. | |

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| Article 16.8 | The Company shall prepare its financial reports in accordance with relevant laws, administrative regulations and the provisions of the relevant authorities of the state. | Guide to Articles of Association art.150 |
| Article 16.9 | The Company shall withdraw 10% of the annual profits as the statutory common reserve fund of the Company. Such withdrawal may be stopped when the statutory common reserve fund of the Company has accumulated to more than 50% of the registered capital of the Company. | Guide to Articles of Association art.152; |
| | If the statutory common reserve fund is insufficient to make up for the losses of the preceding year, the profits of the current year shall first be used to make up for the said losses before any statutory common reserve fund is withdrawn as per the preceding paragraph. | Company Law 167 |
| | After statutory common reserve fund is withdrawn out of the after-tax profits, discretionary common reserve fund may also be withdrawn as per a resolution made at a general meeting. | |
| | The after-tax profits remaining after recovery of losses and withdrawal of common reserve funds may be distributed as dividends to the shareholders in proportion to their shareholding percentages. | |
| Article 16.10 | The Company shall not distribute dividends or distribute its profit in any other manner before it makes up for its losses and makes allocations to statutory surplus reserve. The dividends bear no interest, except that the Company fails to distribute related dividends to shareholders when they fall due. | Company Law 167 |
| Article 16.11 | The capital surplus includes the following sums: | |
| | (I) Premium gained from stock issued in excess of the face value; | MP art.138 |
| | (II) Other monies that should be listed in the capital surplus as specified by financial competent departments of the State Council. | Company Law art.169 |

Article 16.12 The common reserve funds (including statutory common reserve fund, discretionary common reserve fund and capital reserve) of the Company shall be used to make up for the losses, enhance the operating scale or increase the capital of the Company. However, the capital reserve shall not be used to make up for the losses of the Company. If the Company converts the common reserve funds into the capital by a resolution of the general meeting, the Company shall distribute new shares as per the existing equity structure or increase the par value per share. However, when statutory common reserve fund is converted into capital, the amount of the said fund left shall not be less than 25% of the registered capital of the Company.

Guide to Articles of Association 154

After the profit distribution plan is adopted at the general meeting, the Board shall finish distributing dividends (or shares) within two months after conclusion of the general meeting.

Article 16.13 The company may distribute the dividends in the following forms:

(I) Cash;

(II) Shares.

Article 16.14 Cash dividends and other monies paid by the Company to holders of A Shares shall be paid in RMB. Cash dividends and other monies paid by the Company to holders of H Shares shall be stated and announced in RMB and paid in HK$. Foreign currency needed by the Company to pay cash dividends and other monies to holders of H Shares shall be obtained pursuant to relevant state regulations on foreign exchange.

The company has the right to sell the shares of shareholders whom the Company has failed to contact if the following two provisions are met:

APP3 13 (2)

(1) Dividends of the related shares have been delivered 3 times within 12 years and have not been claimed; and

(2) The company puts advertisement) as defined in the Listing Rules) on newspapers after the 12 years has expired stating its intention to sell the shares and informs the Stock Exchange of such intention.

Article 16.15 Save as otherwise specified in relevant laws and administrative regulations, if the cash dividends and other monies are paid in HK$, the exchange rate shall be the average middle exchange rate issued by People's Bank of China one Gregorian week before announcement of the dividends and other monies.

Article 16.16 Provided that the Articles of Association are observed, the Board may decide to distribute interim or special dividends.

Article 16.17 In distributing dividends to shareholders, the Company shall deduct and pay taxes payable by the shareholders pursuant to PRC tax laws.

Article 16.18 The company shall appoint receiving agents for shareholders holding foreign capital stock. The receiving agent shall, on behalf of the related shareholders, receive dividends distributed by the Company for foreign capital stock as well as other payable sums. — MP art.140

The receiving agents appointed by the Company shall meet the requirements of the laws or the securities exchange of the location of the listing. — ZJHH art.8

The receiving agents appointed by the Company for holders of foreign shares listed in Hong Kong shall be trust companies registered pursuant to Trustee Ordinance of Hong Kong.

Provided that the relevant PRC laws and regulations are observed, the Company may exercise the right to seize dividends not collected, but the said right shall not be exercised before expiry of the applicable validity period.

Article 16.19 The Company shall conduct internal audit and assign full-time auditors to conduct internal audit and supervision on the revenues/expenditures and economic activities of the Company. — Guide to Articles of Association art.156; 157

Article 16.20 The internal audit system and duties of the auditors shall be subject to the approval of the Board. The auditors shall be accountable to the Board and report his work to the same.

**Chapter XVII Appointment of accounting firm**

Article 17.1 The company shall appoint independent accounting firm conforming with relevant regulations of the state to audit company's annual financial reports and to examine company's other financial reports. MP art.141

The first accounting firm of the Company may be appointed by the meeting of inauguration before the first annual meeting of shareholders, and its term of office will be terminated by the end of the first annual meeting of shareholders.

When the meeting of inauguration does not perform the function specified in the preceding clause, it is performed by the Board of Directors.

Article 17.2 The period of appointment for the accounting firm appointed by the Company starts at the end of the current annual meeting of shareholders and terminates at the end of the next annual meeting of shareholders. Reelection is possible after expiry of the term of office. MP art.142

Article 17.3 The accounting firm appointed by the Company has the following rights: MP art.143

(I) Consult company's accounting books, records or vouchers at any time, and has the right to request company's directors, general manager, deputy general managers or other senior management personnel to provide relevant information and explanation;

(II) Request the Company to adopt all rational measures to obtain from its subsidiaries such information and explanation as needed for the accounting firm to perform its functions;

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| | (III) Attend shareholder's meetings, obtain any meeting notice or other information about the meeting that any shareholder is entitled to, and speak at any shareholders' meeting on matters concerning it as the accounting firm of the Company. | |
| Article 17.4 | In the event of a vacant position of the accounting firm, the Board of Directors may, prior to a shareholders' meeting, appoint an accounting firm to fill in the vacancy. But when the vacancy continues, if the Company has other accounting firms in appointment, such firms may continue to perform their functions. | MP art.144 |
| Article 17.5 | Regardless of the terms and conditions in the contract concluded between the accounting firm and the Company, the shareholders' meeting may, before termination of the term of any accounting firm, dismiss it through an ordinary resolution. If the related accounting firm has the right to demand a reimbursement from the Company on account of its dismissal, such right will not be affected thereby. | MP art.145 |
| Article 17.6 | Remuneration of the accounting firm or the method of its determination is decided upon by the shareholders' meeting. Remuneration of an accounting firm appointed by the Board of Directors is determined by the Board of Directors. | MP art.146 |
| Article 17.7 | Company's appointment, dismissal or no renewal of appointment of the accounting firm is decided upon by the shareholders' meeting, and shall be submitted to the securities administration in the State Council for record purpose | MP art.147 |
| Article 17.8 | When the shareholder's meeting intends to adopt a resolution to appoint an accounting firm not in appointment to fill in any vacancy of the position of the accounting firm, or renew the appointment of an accounting firm appointed by the Board of Directors to fill in the vacancy, or dismiss an accounting firm prior to termination of its term, the following regulations shall be conformed with: | A13D (1)(e)(i) |

(I) Before the shareholders' meeting notice is delivered, the proposition about the appoint or dismissal shall be sent to the accounting firm to be appointed or to be dismissed, or to the one that has left its post in the related accounting year (leaving the post including being dismissed, resignation and retirement from the post).

(II) If the accounting firm about to leave the post makes a written statement and requests the Company to inform the shareholders of such statement, unless the Company receives such statement too late, it shall adopt the following measurements:

(1) In the notice delivered for the purpose of making a resolution, state that the accounting firm about to leave the post has made a statement;

(2) Send the duplicate of such statement as an attachment to the notice to the shareholders in the methods as specified in the Articles of Association.

(III) If the Company fails to send the statement of the related accounting firm as specified in Item (2) of this clause, the related accounting firm may request such statement to be read out at the shareholders' meeting, and may make further complaints.

(IV) The accounting firm leaving the post is entitled to attend following meetings:

(1) The shareholders' meeting when the firm's term is due;

(2) The shareholders' meeting held to fill in the vacancy occurring from the firm's being dismissed;

(3) The shareholders' meeting held on account of the firm's resignation.

The accounting firm leaving the post is entitled to receive all notices of the aforesaid meetings or other information relating to such meetings, and speak at the aforesaid meetings about matters involving it as the preceding accounting firm of the Company.

| | | |
|---|---|---|
| Article 17.9 | If the Company intends to dismiss or not to renew appointment of an accounting firm, it shall inform the accounting firm in advance. The accounting firm is entitled to make a statement to the shareholders' meeting. Where the accounting firm resigns, it shall explain to the shareholders' meeting whether the Company has done something improper. | MP art.148 |
| Article 17.10 | The accounting firm may resign by placing the written notification of resignation at the domicile of the Company. The notification will come into effect on the date of its being placed at the domicile of the Company or at a later date as stated in the notification. The notification shall include following statements:<br><br>(I) A statement that its resignation does not involve anything that should be explained to the Company's shareholders or creditors; or<br><br>(II) Any statement about such conditions as should be explained. | A13D (1)(e)(ii) |
| Article 17.11 | Within 14 days after receiving the written notification as stated in Item (2), Article 17.10 of the Articles of Association, the Company shall send photocopies of such notification to the competent authority. If the notification carries such statements as mentioned in Item (2), Article 17.10 of the Articles of Association, the Company shall place the duplicate of such statements at the domicile of the Company for shareholders to consult. In addition, the Company shall send the aforesaid duplicate of statement via postage paid mail to each holder of H Shares, at the addresses as recorded in the register of shareholders. | A13D (1)(e)(iii) |

Article 17.12 If the resignation notification of the accounting firm carries such statements as mentioned in Item (2), Article 17.10 of the Articles of Association, the accounting firm may request the Board of Directors to call a provisional shareholders' meeting to listen to its explanation regarding its resignation.

A13D (1)(e)(iv)

## Chapter XVIII Insurance

Article 18.1 All kinds of insurance of the Company shall be filed with the insurance companies that are registered in China and are permitted by Chinese laws to provide insurance to Chinese companies.

Article 18.2 Type of insurance, insured amount, insurance period and other insurance terms are determined after discussion by the Board of Directors of the Company in accordance with the practice of companies of the same sector in other countries, convention in China, as well as legal requirements.

## Chapter XIX Labor management

Article 19.1 The company formulates its regulations regarding labor management, personnel affairs, wage and welfare and social insurance in accordance with Chinese laws, decrees and relevant regulations.

Article 19.2 The company implements the system of appointment for all levels of management personnel and a contract system for ordinary employees. The company may decide by itself on personnel deployment, and is entitled to recruit by itself management personnel as well as workers and staff and dismiss them according to the laws and regulations in the contract.

Article 19.3 The company is entitled to decide by itself the wage income and welfare benefits of all levels of management personnel and other employees, depending on its own economic efficiency in the scope specified by relevant regulations.

Article 19.4 The company arranges medical insurance, retirement insurance and unemployment insurance for its management personnel and other employees in accordance with relevant stipulations of the Chinese government and local government, as well as implements the laws, stipulations and relevant regulations regarding retirement and labor insurance for laid off workers.

## Chapter XX Trade union

Article 20.1 The company's employees are entitled to organize a trade union and carry out its activities in accordance with the trade union law of the People's Republic of China. The trade union shall organize activities out of the normal business hours, unless otherwise specified by the Board of Directors.

## Chapter XXI Merging and separation of the Company

Article 21.1 The company can conduct legal merger or separation. MP art.149

For the Company's merging or separation, the Board of Directors of the Company should submit a scheme. After its adoption in the procedure specified in the Articles of Association, relevant procedures for examination and approval will be handled according to the law. Shareholders against the scheme for the Company's merging or separation are entitled to request the Company or the shareholders that agree to such scheme to purchase its stock at a fair price. The contents of the resolution on the Company's merging or separation should form a special document for review by the shareholders. The aforesaid document should also be mailed to the shareholders of H Shares. Special documents shall be prepared for resolutions concerning the merger and separation and made available for shareholders. Such documents shall be served on shareholders of H Shares by prepaid mail.

Article 21.2 The company's merging may be effected in the form of either consolidation or new establishment.

| | | |
|---|---|---|
| | For the Company's merging, the merging parties shall sign an agreement on the merging and formulate a balance sheet and lists of properties. The company shall inform the creditors in 10 days after the date of making the resolution for such merging, and make at least 3 declarations in the newspapers in 30 days. | MP art.150; Company Law art.174 |
| | After the Company's merging, the claims and debts of all the merging parties shall be carried on by the Company or the new company existing after such merging. | |
| Article 21.3 | Upon separation of the Company, its properties shall be split correspondingly. | MP art.151 |
| | For the separation of the Company, all the parties involved in the separation should sign an agreement on the separation, and formulate a balance sheet and lists of properties. The company shall inform the creditors in 10 days after the date of making the resolution for such merging, and make at least 3 declarations in the newspapers in 30 days. | |
| | Debts incurred by the Company before its separation shall be borne as joint liabilities of the separate companies after the separation, except where the Company has reached a written agreement with the creditors as to the repayment arrangements before such separation. | Company Law art.177 |
| Article 21.4 | Where registered items are amended on account of the Company's merging or separation, registration for such amendment shall be completed with the Company registration organ. In the event of the Company's dissolution, the registration procedure for cancellation of the Company should be completed according to the law. Where a new company is established, the registration procedure for company establishment should be completed according to the law. | MP art.152 |

## Chapter XXII Dissolution and liquidation of the Company

| | | |
|---|---|---|
| Article 22.1 | In one of the following cases, the Company shall be dissolved, and cleared according to the law: | MP art.153 |
| | (I) The shareholders' meeting makes a resolution on dissolution; | |
| | (II) The company has to be dissolved on account of its merging or separation; | |
| | (III) The company is declared as bankrupt according to the law on account of its being unable to repay due debts; | |
| | (IV) The Company has been ordered to close down or has its business license canceled or revoked for violation of laws or administrative regulations; | Company Law art.181, 183 |
| | (V) If the Company gets into serious trouble in operations and management and continuation may incur material losses of the interests of the shareholders, and no solution can be found through any other channel, the shareholders holding more than 10% of the total voting rights of the Company may request the people's court to dissolve the Company, and the people's court will dissolve the Company pursuant to law. | |
| Article 22.2 | Where the Company is dissolved on account of the regulation in Item (I) of the preceding clause, a clearing group shall be set up in 15 days, and its members shall be determined by the shareholders' meeting through an ordinary resolution. | MP art.154 |
| | Where the Company is dissolved on account of the regulation in Item (III) of the preceding clause, the people's court shall according to relevant laws, organize the shareholders, relevant organs and professionals to form a liquidation group for the liquidation work. | |
| | Where the Company is dissolved on account of the regulation in Item (IV) of the preceding clause, the relevant competent department shall organize the shareholders, relevant organs and professionals to form a liquidation group for the liquidation work. | |

| | | |
|---|---|---|
| Article 22.3 | If the Board of Directors decides upon the liquidation of the Company (with exception of liquidation in the event of the Company being declared as bankrupt), it shall, in the notice on the shareholders' meeting to be held on this, state that the Board of Directors has made a comprehensive investigation of the Company's conditions, and hold that the Company can clear off all the liabilities of the Company within 12 months after the start of liquidation. Immediately upon adoption of the resolution of the shareholder's meeting on liquidation, the functions of the Board of Directors of the Company will be terminated.<br><br>The liquidation group shall follow the instructions from the shareholders' meeting, make at least one report every year to the shareholders' meeting on the income and expenditure of the liquidation group as well as company's business and progress on the liquidation, and make the final report to the shareholders' meeting at the end of the liquidation. | MP art.155 |
| Article 22.4 | The liquidation committee shall notify all creditors within 10 days after its establishment and shall make announcements in newspapers within 60 days. The liquidation committee shall register the creditor's rights. In the bond declaration period, the liquidation committee shall not make repayment to the creditors. | MP art.156; Company Law art.186 |
| Article 22.5 | During the period of liquidation, the liquidation group performs the following functions:<br><br>(I) Clear up company's properties and formulate the balance sheet and list of properties;<br><br>(II) Send notifications or declarations to the creditors;<br><br>(III) Dispose of and clear up pending business of the Company;<br><br>(IV) Pay due taxes and taxes accrued during the course of liquidation;<br><br>(V) Clear off claims and debts;<br><br>(VI) Dispose of company's properties remaining after its repayment of the debts; | MP art.157 |

| | | |
|---|---|---|
| | (VII) Participate in civil proceedings on behalf of the Company. | |
| Article 22.6 | After clearing up company's properties and formulating the balance sheet and list of properties, the liquidation group shall formulate the liquidation scheme and submit it to the shareholders' meeting or relevant competent organ for confirmation. | MP art.158 |
| | After payment of liquidation expenses, the assets of the Company shall be liquidated in the following order of priority: (i) salaries and social insurance premiums of employees of the Company and legal compensation; (ii) outstanding taxes; (iii) bank loans, bonds and other debts of the Company. | Company Law art.187 |
| | The assets of the Company remaining after repayment as specified in the preceding paragraph shall be distributed in the following order to the shareholders as per the types of their shares and their shareholding percentages: | |
| | (I) to distribute to holders of preferred shares, if any, as per the par value of the preferred shares; to distribute to holders of preferred shares as per the percentages of preferred shares held by the said holders if the remaining assets are insufficient to repay the preferred shares; | |
| | (II) to distribute to shareholders as per their common shares. | |
| | During the period of liquidation, the Company shall not carry out new business activities. | |
| Article 22.7 | In the event of company's dissolution, where the liquidation group finds out that company's properties are not sufficient for repayment of the debts after clearing up company's properties and formulating the balance sheet and lists of properties, it shall immediately apply for declaration of bankruptcy with the people's court. | MP art.159<br>MP art.159 |
| | After the Company is declared as bankrupt through a verdict made by the people's court, the liquidation group shall prepare and hand over liquidation matters to the people's court. | |

Article 22.8 After completion of company's liquidation, the liquidation group shall prepare a liquidation report as well as an income/expenditure statement and financial books for the period of liquidation, which, after verification by public accountants certified in China, are submitted to the shareholders' meeting or relevant competent organ for confirmation. The liquidation group shall submit the above mentioned documents to the Company registration organ, apply for cancellation of company's registration, and declare company's termination within 30 days after confirmation by the shareholders' meeting or relevant competent organs. — MP art.160

## Chapter XXIII Revision procedure for the Articles of Association

Article 23.1 The company may revise the Articles of Association in accordance with the laws, regulations and the stipulations in the Articles of Association.

Article 23.2 Following is the revise procedure for the Articles of Association: — MP art.161 Guide to Articles of Association art.188; MP art.162

(I) The company adopts a resolution on the base of the Articles of Association, suggesting that the shareholders' meeting should revise the Articles of Association and formulate a revision scheme;

(II) Inform the shareholders of the revision scheme, and call a shareholders' meeting to vote on it;

(III) Under the precondition that relevant regulations in the Articles of Association of the Company are followed, the contents of the revision to be submitted to the shareholders' meeting for voting should be adopted through a special resolution;

(IV) Where the revision of the Articles of Association involves contents of the "Mandatory provisions", it will become effective after approval by the Company approval department as authorized by the State Council and by China Securities Regulatory Committee. Where registered items of the Company are involved, the procedure for registration amendment shall be completed.

## Chapter XXIV Settlement of disputes

Article 24.1 The company sticks to the following rules for settlement of disputes:

(I) Disputes or right claims concerning company's matters that arise on the base of the rights and duties as specified in the Articles of Association, the "company law" and other relevant laws and regulations between shareholders of H Shares and the Company, between shareholders of H Shares and company's directors, supervisors, managers or other senior management personnel, and between shareholders of H Shares and shareholders of A Shares, shall be submitted by related parties for solution through arbitration.

MP art.163; ZJHH art.11

The aforesaid dispute or claim submitted for arbitration shall be the entire dispute or claim; all the persons who complain for the same reason or who are required to participate in the settlement of the dispute or claim shall accept the arbitration award if they are the Company or its shareholders, directors, supervisors, general manager, deputy general managers or other senior executives. Disputes relating to definition of shareholders and shareholders' register may be settled other than through arbitration.

Listing Rules 19A.54(3)

(II) Arbitration applicants may apply with China International Business and Trade Arbitration Commission for its arbitration according to its regulations, or with International Arbitration Center of Hong Kong for its arbitration based on its regulations for securities arbitration.

(III) After the arbitration applicant submits the dispute or right claim for arbitration, the other party shall have the arbitration at the arbitration organ as chosen by the applicant.

(IV) If the arbitration applicant selects International Arbitration Center of Hong Kong for the arbitration, then any party may request that the arbitration be conducted in Shenzhen according to the securities arbitration regulation of the said center.

(V) Where the disputes or right claims as mentioned in Item (I) are settled through arbitration, the laws of the People's Republic of China will apply, unless otherwise specified in the laws and regulations.

(VI) The awards made by the arbitration organs are final, and binding upon all parties.

## Chapter XXV Notice

Article 25.1 The notice of the Company may be served as follows:

Guide to Articles of Association art.163

(I) by personal delivery;

(II) by post;

(III) by bulletin;

(IV) by other means specified in the Articles of Association.

Article 25.2 Save as otherwise specified in the Articles of Association, notices, documents or written statements sent by the Company to H Share holders of the Company shall be served by personal delivery or prepaid mail to the registered addresses of all the H Share holders.

Article 25.3 Save as otherwise specified, notices or reports required or allowed by the Articles of Association to be sent by announcement shall be announced on at least one of the national newspapers and periodicals designated by the securities regulatory authority under the State Council and on other newspapers and periodicals in China designated by the Board, and shall be announced in English and Chinese on the same day on at least one of the principal English and Chinese newspapers and periodicals in Hong Kong.

Article 25.4 In the event of such notice being delivered by mail, all that is deeded is to clearly write the address and name (title) of the receiver, prepay the postage, and put the notice in the envelope. The envelope containing the notice will be deemed as being received in 48 hours after it is mailed.

## Chapter XXVI Interpretation and definition of the Articles of Association

Article 26.1 The Board of Directors of the Company interprets the Articles of Association. The Board of Directors to the shareholders' meeting for adoption will submit matters that are not touched in detail in the Articles of Association.

Article 26.2 The Articles of Association is made in Chinese and English, and the Chinese version will prevail

Article 26.3 "Above" or "below" as used in the Articles of Association shall include the word immediately following.

Article 26.4 The following words and expressions in the Articles of Association have the meanings given below, except for those that mean differently according to the context:

"The Articles of Association" refers to the Articles of Association of the Company.

"The Board of Directors" refers to the Board of Directors of the Company.

"Chairman" refers to the chairman of the Board of Directors.

"Director" refers to any director of the Company.

"Domicile of the Company" refers to Fl.27, 450, Fushan Road, Pudong New Area, Shanghai.

"RMB" refers to the legal currency of China.

"Foreign currency" refers to the lawful currency, other than Renminbi, of other countries or regions which are accepted by the state foreign exchange administration authority and can be used to pay for offer shares.

"A Shares" refer to shares approved to be issued and listed on the domestic stock exchange by The securities regulatory authority under the State Council may under the State Council, the par value of which is denominated in Renminbi and which are subscribed and traded in Renminbi

"H Shares" refer to shares approved to be listed by The Stock Exchange of Hong Kong Limited, the par value of which is denominated in Renminbi and which are subscribed for and traded in Hong Kong dollars.

"Secretary to the Board of Directors" refers to the secretary to the Company as appointed by the Board of Directors.

"China" or "the country" refers to the People's Republic of China.

"SASAC" refers to the State-owned Assets Supervision and Administration Commission of the State Council.

"Stock Exchange" refers to The Stock Exchange of Hong Kong Limited.

"Company" refer to the Company of China Shipping Container Lines Co., Ltd.

"Accounting firm" refers to auditors and accounting firms with the meaning ascribed thereto by the Listing Rules

"Company Law" refers to Company Law of the People's Republic of China

"Securities Law" refers Securities Law of the People's Republic of China

"MP" or "Mandatory provisions" refers to the "Mandatory provisions of the Articles of Association of a company to be listed overseas".

"APP3" refers to Appendix 3 of the new regulations for securities listing of Stock Exchange.

"A13D" refers to Part D, Appendix 3 of the new regulations for securities listing of Stock Exchange.

"Listing Rules of the Stock Exchange of Hong Kong Limited" refers to rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

"Listing Rules of Shanghai Stock Exchange" refer to Rules governing the listing of securities on Shanghai Stock Exchange

"Related Listing Rules" refer to Listing rules of Hong Kong Stock Exchange and Shanghai Stock Exchange

"ZJHH" refers to letter of Opinions on Supplementary Amendments to Articles of Association of Companies to Be Listed in Hong Kong (Zheng Jian Hai Han (1995) No. 1)

"Opinion" refers to opinion on Further Promoting Regulation of Operation and In-Depth Reform of Companies Listed Overseas

"Working Guidelines for Secretaries" refers to working Guidelines for Secretaries of Board of Directors of Companies Listed Overseas

"Guide to Articles of Association" refers to guide to Articles of Association of Listed Companies (amended 2006)

"Governance Standards" refers to standards for the Governance of Listed Companies

"Rules for General Meetings" refers to rules for General Meetings of Listed Companies

"General Public Shareholders" refers to provisions on Strengthening the Protection of the Rights and Interests of the General Public Shareholders

"Opinions on the System of Independent Directors" refers to guidance Opinions Regarding the Establishment of the System of Independent Directors of Listed Companies

"Guarantee Notice" refers to notice on the Standardization of the External Guarantees for Listed Companies

*Please note that the following Rules of Procedure of Shareholders' General Meeting are written in Chinese and there is no official English translation in respect thereof. The translation into English language in this Appendix II is for reference only. In case of any inconsistency between the English and Chinese versions, the Chinese version shall prevail.*

# China Shipping Container Lines Company Limited

## Rules of Procedure of Shareholders' General Meeting (2007)

### Chapter 1 General Provisions

Article 1 In order to protect the legitimate rights and interests of the Company, its shareholders and creditors and regulate the organization and conduct of general meetings of the Company, these Rules of Procedure ("the Rules") are formulated in accordance with the *Company Law of the People's Republic of China, Rules for General Meetings of Listed Companies* issued by China Securities Regulatory Committee. *Mandatory Provisions for the Articles of Association of Companies to Be Listed Overseas, Guide to Articles of Association of Listed Company* (amended 2006), *Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, Listing Rules of Shanghai Stock Exchange*. (the preceding two Rules are hereinafter referred to as Listing Rules). other laws, regulations and regulatory documents, and *Articles of Association of China Shipping Container Lines Co., Ltd.* ("the Articles of Association").

Article 2 These Rules apply to the general meetings of the Company and shall be binding on the Company, all its shareholders, authorized proxies of the shareholders, directors, supervisors, general manager, other senior executives, and other relevant personnel present at the meeting.

### Chapter 2 General Provisions for General Meetings

Article 3 The general meeting shall be the authority of power of the Company and shall exercise the following functions and powers according to law.

Article 4 A general meeting shall exercise the following functions and powers:

(I) to resolve on the business guidelines and investment plans of the Company and to consider and approve material investment plans requiring approval of a general meeting;

(II) to elect and replace directors and to decide on matters relating to the remuneration of directors;

(III) to elect and replace supervisors who are representatives of shareholders and to decide on matters relating to the remuneration of supervisors;

(IV) to examine and approve directors' reports;

(V) to examine and approve supervisors' reports;

(VI) to examine and approve the annual financial budgets and financial statements of the Company;

(VII) to consider and approve the Company's profit distribution plan and loss recovery plan;

(VIII) to resolve on capital increase or decrease of the Company;

(IX) to resolve on the merger, division, dissolution, liquidation or transformation of the Company;

(X) to resolve on the issue of bonds of the Company;

(XI) to resolve on the appointment, removal or non-reappointment of the Company's accounting firm;

(XII) to amend the Articles of Association;

(XIII) Consider proposals of shareholders representing more than 3% (inclusive) of the voting shares of the Company;

(XIV) to resolve on the Company's external guarantees which shall be approved by a general meeting pursuant to the Articles of Association;

(XV) to consider the Company's purchase or sale of major assets within one year with the transaction amount exceeding 30% of the latest audited total assets of the Company;

(XVI) to consider equity incentive scheme;

(XVII) to consider and approve matters relating to the changes in the use of proceeds from share offerings;

(XVIII) to resolve on other matters which, in accordance with the laws, administrative regulations, Listing Rules, and Articles of Association, must be approved at a general meeting.

Article 5 General meetings are classified into annual general meetings and extraordinary general meetings. Annual general meetings shall be convened once a year within 6 months from the end of the preceding fiscal year.

In any of the following circumstances, the Company shall convene an extraordinary general meeting within 2 months from the date upon which the circumstance occurs:

(I) The number of directors falls short of the quorum stipulated in *Company Law* or is less than two thirds of the number specified in the Articles of Association;

(II) The unrecovered losses of the Company amount to one third of the total amount of its paid-up share capital;

(III) Shareholder(s) severally or jointly holding more than 10% of the Company's voting shares request(s) in writing the convening of an extraordinary general meeting;

(IV) The Board deems it necessary, or the Supervisory Committee proposes, to convene an extraordinary general meeting;

(V) Proposed by more than two independent directors;

(VI) Other circumstances stipulated by laws, administrative regulations, department rules or the Articles of Association.

The amount of shareholding mentioned in (III) above is calculated as on the day when the shareholder(s) in question make(s) the request(s) in writing.

Article 6 The venue of general meetings of the Company shall be the domicile of the Company.

General meetings shall be held onsite at the venue. The Company may use a safe, economical and convenient network or any other means for its shareholders to conveniently participate in such meetings. Shareholders participating in the general meetings by any aforesaid means shall be deemed as having attended the meetings.

## Chapter 3 Convening of General Meetings

Article 7 The Board shall convene general meetings pursuant to the Articles of Association.

Article 8 Independent directors may propose to the Board to convene an extraordinary general meeting. Regarding the proposal of the independent director to convene an extraordinary general meeting, the Board shall, pursuant to relevant laws, administrative regulations and the Articles of Association, give a written reply on whether to convene the extraordinary general meeting or not within 10 days after receipt of the proposal.

If the Board agrees to convene the extraordinary general meeting, it shall serve a notice of such meeting within 5 days after the resolution is made by the Board. If the Board does not agree to hold the extraordinary general meeting, it shall give the reasons and make an announcement in respect thereof.

Article 9 The Supervisory Committee shall have the right to propose to the Board to convene an extraordinary general meeting, and shall put forward its proposal to the Board in writing. The Board shall, pursuant to relevant laws, administrative regulations and the Articles of Association, give a written reply on whether to convene the extraordinary general meeting within 10 days after receipt of the proposal.

If the Board agrees to convene the extraordinary general meeting, it shall serve a notice of such meeting within 5 days after the resolution is made by the Board. In the event of any change to the original proposal set forth in the notice, the consent of the Supervisory Committee is required.

If the Board does not agree to hold the extraordinary general meeting or fails to give a written reply within 10 days after receipt of the proposal, it shall be deemed as unable to perform or failing to perform the duty of convening the extraordinary general meeting, and the Supervisory Committee may convene and preside over the meeting by itself.

Article 10 More than two independent directors, the Supervisory Committee, and shareholder(s) severally or jointly holding more than 10% equity of the Company may require convening an extraordinary general meeting, and shall follow the procedure below:

(I) sign one or several identical written requests to ask the Board to convene an extraordinary general meeting and specify the topics for discussion at the meeting. The Board shall, pursuant to relevant laws, administrative regulations and the Articles of Association, give a written reply on whether to convene the extraordinary general meeting within 10 days after receipt of the aforesaid written request.

(II) If the Board agrees to convene the extraordinary general meeting, it shall serve a notice of such meeting within 5 days after the resolution is made by the Board. In the event of any change to the original proposal set forth in the notice, the consent of the proposer is required.

(III) If the Board does not agree to convene the extraordinary general meeting proposed by the independent shareholders, it shall provide reasons therefor and make an announcement.

(IV) If the Board does not approval Supervisory Committee's proposal to hold the extraordinary general meeting or fails to give a written reply within 10 days after receipt of such proposal, it shall be deemed as unable to perform or failing to perform the duty of convening the extraordinary general meeting, and the Supervisory Committee may convene and preside over the meeting by itself. The convening procedure shall to the extent possible be the same as the procedure by which the Board convenes general meetings.

(V) The Board does not approve Shareholders' proposal to hold the extraordinary general meeting, the shareholders shall propose in writing to the Supervisory Committee to convene an extraordinary general meeting.

If the Supervisory Committee agrees to convene the extraordinary general meeting, it shall serve a notice of such meeting within 5 days after receipt of the request. In the event of any change to the original proposal set forth in the notice, the consent of the proposed shareholder(s) shall be obtained.

If the supervisory committee fails to serve the notice of such meeting within the prescribed period, it shall be deemed as failing to convene and preside over the general meeting, and the shareholder(s) severally or jointly holding more than 10% equity of the Company for consecutively 90 days may convene and preside over the meeting by themselves. The convening procedure shall to the extent possible be the same as the procedure by which the Board convenes general meetings.

Article 11 Where the Supervisory Committee or shareholders decide to convene a general meeting by itself/themselves, it/they shall notify the Board in writing and file with the local office of the securities regulatory authority under the State Council and the stock exchange. Prior to the announcement of the resolution of the general meeting, the shareholding of shareholders who convene the meeting shall not be less than 10%.

The convening shareholders shall, upon issuing a notice of general meeting and announcing the resolution thereof, submit the relevant documentation to the local office of the securities regulatory authority under the State Council and the stock exchange.

Article 12 With regard to the general meeting convened by the Supervisory Committee or shareholders on its/their own initiative, the Board and its secretary shall offer cooperation. The Board shall provide a shareholders' register as of the equity registration date. The Company shall bear the expenses in relation to the general meeting convened by the Supervisory Committee or shareholders on its/their own initiative.

**Chapter 4 Proposals and Notice of General Meetings**

Article 13 The content of a proposal shall be determined by the general meeting, shall have definite topics and specific issues for resolution, and shall comply with the relevant provisions of the laws, administrative regulations and the Articles of Association.

Article 14 The method and procedure for nominating directors and supervisors are:

(I) A list of director candidates or non-employee representatives as supervisor candidates may be proposed by the preceding Board or the Supervisory Committee as per the number specified in the Articles of Association and the number of the directors or supervisors to be elected; shareholders severally or jointly holding more than 3% of the issued voting shares of the Company may propose director candidates or supervisor candidates to the Board, but the number of persons nominated shall comply with the Articles of Association and shall not be greater than the number of directors or supervisors to be elected.

(II) The Nomination Committee of the Board or the Supervisory Committee shall make preliminary examination on the qualifications of the director or supervisor candidates, and submit the qualified candidates to Board or the Supervisory Committee for consideration. Upon approval by the Board or the Supervisory Committee, the list of director or supervisor candidates shall be submitted as a written proposal to the general meeting.

(III) The director or supervisor candidates shall prior to the general meeting provide written undertakings that they accept the nominations, that the information announced about them is true and adequate, and that they will diligently fulfill the duties as director or supervisor if elected.

(IV) Unless a director or supervisor is elected via the cumulative voting system, the director or supervisor candidates shall be voted on separately at the general meeting.

(V) In the event of a temporary vacancy of director or supervisor, the Board or the Supervisory Committee shall propose to elect or replace one at the general meeting.

Article 15 Where the Company convenes a general meeting, a written notice shall be given 45 days prior to the date of the meeting to notify all the shareholders in the shareholders' register of the issues to be considered at the meeting, and the date and venue of the meeting. Any shareholder intending to attend the meeting shall serve to the Company a written reply showing his intention to attend at least 20 days before the meeting.

Article 16 Where the Company convenes a general meeting, the Board, the Supervisory Committee and shareholder(s) severally or jointly holding 3% of the issued voting shares of the Company shall have the right to make a new proposal in writing, and the Company shall place the said proposal on the agenda of the said general meeting if the said proposal falls within the functions and powers of general meetings.

Shareholder(s) severally or jointly holding more than 3% of the issued voting shares of the Company may submit a written provisional proposal to the convener 10 days before a general meeting is convened. The convener shall serve a supplementary notice of general meeting within 2 days after receipt of the proposal to announce the contents of the proposal.

Save as specified in the preceding paragraph, the convener shall not change the proposal set out in the notice of general meeting or add any new proposal after the said notice is served.

Proposals not set out in the notice of general meeting or not complying with the Rules shall not be voted on or resolved at the general meeting.

Article 17 The Company shall, based on the written replies received from shareholders 20 days prior to the date of the general meeting, calculate the number of voting shares held by shareholders intending to attend the meeting. Where the number of voting shares represented by shareholders intending to attend the meeting amounts to more than half of the Company's voting shares, the Company may convene the general meeting; if not, the Company shall, within 5 days, notify shareholders again of the issues to be considered, date and venue of the meeting in the form of public announcements. The Company may then convene the general meeting after such announcements. The relevant announcement shall be published on the designated newspapers and periodicals.

Article 18 The notice of a general meeting shall meet the following requirements:

(I) is in written form;

(II) specifies the venue, date and duration of the meeting;

(III) states matters to be discussed at the meeting;

(IV) provides the shareholders with such information and explanation as necessary for them to make informed decisions in connection with the matters to be discussed; this principle includes (but is not limited to) where a proposal is made to merge the Company, to repurchase shares of the Company, to reorganize its share capital or to make any other reorganization of the Company, and detailed conditions of the proposed transaction shall be provided together with contracts (if any) and the cause and effect of any such proposal shall also be properly explained;

(V) contains a disclosure of the nature and extent of the material interests of any director, supervisor, general manager or other senior executive in the proposed transaction and the effect which the proposed transaction will have on them in their capacity as shareholders insofar as it is different from the effect on interests of shareholders of the same class;

(VI) contains the full text of any special resolution to be proposed at the meeting;

(VII) contains a clear statement that a shareholder entitled to attend and vote at such meeting is entitled to appoint one or more proxies to attend and vote at such meeting on his behalf and that such proxy need not be a shareholder;

(VIII) specifies the time and venue for serving the power of attorney for the voting proxy for the meeting;

(IX) specifies the equity registration date of shareholders entitled to attend the general meeting;

(X) specifies the name and telephone number of the coordinator of the meeting.

Notices or supplementary notices of general meetings shall adequately and completely disclose the specific contents of all proposals, as well as all the information or explanations which are necessary for the shareholders to make a reasonable judgment in respect of the issued to be discussed. Where the opinions of an independent director are required on the matters to be discussed, such opinions and reasons thereof shall be disclosed when the notices or supplementary notices of general meetings are served.

Article 19 If the election of directors or supervisors is proposed to be discussed at a general meeting, the notice of meeting shall adequately disclose the detailed information of the director or supervisor candidates, which information shall at least include:

(I) personal particulars, including academic qualifications, work experiences, and concurrent positions;

(II) whether one has any connection with the Company, its controlling shareholders and effective controllers;

(III) the amount of shares of the Company one holds; and

(IV) whether one has been punished by CSRC or any other relevant authority or the reprimand of the stock exchange.

Unless a director or supervisor is elected via the cumulative voting system, each director or supervisor candidate shall be proposed via a single motion.

Article 20 The notice of a general meeting shall be sent to shareholders (whether or not they are entitled to vote at the general meeting) by person delivery or by pre-paid mail to their addresses as recorded in the shareholders' register. For holders of domestic shares, the notice of meeting may be issued in the form of public announcement.

Public announcement referred to in the preceding paragraph shall be published in one or more newspaper(s) designated by the securities regulatory authority under the State Council during the period between 45 days to 50 days prior to the date of the meeting. Once the announcement is made, holders of domestic shares shall be deemed to have received the notice of the relevant general meeting.

Article 21 The accidental omission to give notice of meeting to, or the non-receipt of notice of meeting by, any person entitled to receive notice shall not invalidate the meeting and the resolutions adopted at the meeting.

Article 22 The notice of general meeting shall specify the time and venue of the meeting and the equity registration date. The interval between equity registration date and the date of the meeting shall not be more than 7 days. The equity registration date shall not be changed once confirmed.

Article 23 After the notice of general meeting is issued, the same meeting shall not be postponed or cancelled and the proposals set out in the notice shall not be cancelled without proper reasons. In the case of any postponement or cancellation of the meeting, the convener shall make an announcement and give the reasons therefor at least 2 workdays prior to the date on which the meeting is originally scheduled.

## Chapter 5 Convening of General Meetings

Article 24 The Board or any other convener shall take necessary measures to ensure the proper order of the general meeting. The Board or any other convener shall take measures to stop any act disturbing the general meeting, seeking trouble or infringing upon the legitimate rights and interests of shareholders, and shall report such act to the relevant authority for investigation and treatment.

Article 25 Any shareholder entitled to attend and vote at a general meeting of the Company shall be entitled to appoint one or more persons (who need not be a shareholder or shareholders) as his proxies to attend and vote on his behalf. The said proxy may exercise the following rights as granted by the said shareholder:

(I) shareholder's right to speak at the general meeting;

(II) to severally or jointly request to vote by ballot;

(III) to exercise the right to vote by a show of hand or ballot. Where there is more than one proxy, the said proxies shall vote by ballot.

If the shareholder is a recognized clearing house (agent thereof) as defined in Securities and Futures (Clearing Houses) Ordinance (Chapter 420), the said shareholder may authorize one or more persons as he deems appropriate to act on his behalf at any general meeting or class general meeting; however, where several persons are thus authorized, the power of attorney shall specify the numbers and classes of shares involved by the said persons. The persons thus authorized may exercise rights on behalf of the recognized clearing house (or agent thereof) as if the said persons were the personal shareholders of the Company.

Article 26 Any proxy attending a general meeting on behalf of a shareholder shall present his identity certificate and power of attorney signed by the principal or the principal's legal representative, which power of attorney shall specify the date of issue. The legal representative of a corporate shareholder attending the meeting shall present his own identity certificate, identity certificate as the legal representative, shareholding certificate, etc., enabling the Company to confirm the capacity of the corporate shareholder; the shareholder's proxy attending the meeting shall present his own identity certificate, power of attorney bearing the signature of the legal representative and the corporate seal, shareholding certificate, etc., enabling the Company to confirm the shareholder capacity of the principal.

Article 27 The Board, independent directors and qualified shareholders may collect voting rights from shareholders of the listing company at a general meeting. The public collection of the voting rights of shareholders of the listed company shall comply with the provisions of the relevant regulatory authority and the stock exchange with which the company is listed.

Article 28 The power of attorney shall be in writing under the hand of the principal or his attorney duly authorized in writing or, if the principal is a legal person, it shall be under seal or under the hand of the attorney duly authorized.

Article 29 An individual shareholder attending a general meeting in person shall present his identity card or other identity certificate or shareholding certificate; a proxy attending a general meeting on behalf of an individual shareholder shall present his identity card, power of attorney and shareholding certificate of the shareholder.

For a legal person as shareholder, its legal representative or a proxy appointed thereby shall attend the meeting. The legal representative attending the meeting shall present his identity card or valid certificate and shareholding certificate bearing evidence of his qualifications as legal representative; a proxy attending the meeting on behalf of the legal representative shall present his identity card and power of attorney and shareholding certificate issued by the legal representative of the legal person as shareholder.

Article 30 The power of attorney issued by a shareholder to appoint a proxy to attend a general meeting shall specify:

(I) the name of the proxy;

(II) whether or not the proxy has any voting right;

(III) directive to vote for or against or abstain from voting on each and every issue included in the agenda of the general meeting;

(IV) the date of issue and validity period of the power of attorney; and

(V) signature (or seal) of the principal. If the principal is a domestic legal person shareholder, the corporate seal of the legal personal shall be affixed.

Article 31 Any format issued to a shareholder by the Board or convener for appointing a proxy shall provide the shareholder with the flexibility to instruct the proxy to vote for or against, and give directives on each of the resolutions to be decided at the meeting. Such a format shall contain a statement that, in default of directives, the proxy may vote as he thinks fit.

Article 32 The power of attorney for voting shall be deposited at the domicile of the Company or such other place as specified in the notice of meeting at least 24 hours prior to the meeting at which the proxy is authorized to vote or 24 hours before the scheduled voting time. Where such a power of attorney is signed by a person authorized by the principal, the power of attorney authorizing signature or other authorization documents shall be notarized. The notarized power of attorney and other authorization documents shall, together with the power of attorney for voting, be deposited at the Company's domicile or at such other place as specified in the notice of the meeting.

Where the principle is a legal person, its legal representative or a person authorized by the Board or other decision making body shall attend the general meeting of the Company.

Article 33 Attendants' register shall be prepared by the Company, which register shall state the names (or names of entities), identity certificate number and the address of the attendee, the number of voting shares held or represented, names of the principals (or names of entities) and so on.

Article 34 A vote given in accordance with the terms of the power of attorney shall be valid notwithstanding the previous death or loss of capacity of the principal or revocation of the power of attorney or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, provided that no written notice of such death, loss of capacity, revocation or transfer has been received by the Company before the commencement of the meeting at which the proxy is issued.

Article 35 The convener and the lawyer appointed by the Company shall jointly verify the validity of the shareholders' qualifications based on the shareholders' register provided by the securities registration and clearing authority, and shall register the names of the shareholders as well as the amount of their voting shares. The registration for a meeting shall be completed before the presider announces the number of shareholders and proxies that attend the meeting and the total amount of their voting shares.

Article 36 All directors, supervisors and secretary of the Board shall attend general meetings of the Company, and the general manager and other senior executives shall be present at the meetings without voting rights.

Article 37 General meetings shall be presided over by the chairman; where the chairman cannot or does not fulfill the duty thereof, the vice chairman shall preside; where even the vice chairman cannot or does not fulfill the duty thereof, more than half of the directors may elect a director to preside.

A general meeting convened by the Supervisory Committee itself shall be presided over by chief supervisor. If the chief supervisor cannot or does not fulfill the duty thereof, more than half of the supervisors may elect a supervisor to convene and preside over the meetings.

A general meeting convened by the shareholders themselves shall be presided over by a representative elected by the convener.

When a general meeting is held and the presider violates the Rules, which makes it difficult for the general meeting to continue, a person may be elected at the general meeting to act as the presider, subject to the approval of more than half of the attending shareholders having the voting rights.

Article 38 The Company shall formulate rules of procedure for general meetings defining the convening and voting procedure of general meetings, covering notification, registration, consideration of proposal, voting, counting of ballots, announcement of voting result, formation of resolution, meeting minutes and signing thereof and announcement, and the principle and contents of authorization of the Board on general meetings. The rules of procedure for general meetings are appendix to the Articles of Association and shall be formulated by the Board and approved on the general meeting.

Article 39 The Board and the Supervisory Committee shall report their work in the preceding year at the annual general meeting. Every independent director shall also deliver his work reports.

Article 40 Directors, supervisors and senior executives shall make explanations in relation to the inquiries and suggestions made by shareholders at general meetings.

Article 41 The presider shall, prior to voting, declare the number of attending shareholders and their proxies as well as the total number of their voting shares, and the number of attending shareholders and their proxies and the total number of their voting shares shall be as recorded in the meeting's register.

Article 42 Minutes of a general meeting shall be kept by the secretary of the Board. The minutes of the meeting shall specify:

(I) the date, place and agenda of the meeting, and the name of the convener;

(II) the names of the presider, and the directors, supervisors, managers and other senior executives attending or present at the meeting;

(III) the number of voting shares held by the attending holders of domestic shares (including proxies thereof) and holders of overseas listed foreign shares (including proxies thereof), and the percentage of the said shares in the total shares of the Company;

(IV) the consideration process of each proposal, summaries of speeches, and the voting results of holders of domestic shares and overseas listed foreign shares in relation to each proposal;

(V) details of the inquiries or suggestions of the shareholders, and the corresponding response or explanations;

(VI) the names of the lawyer, counting officer and monitoring officer; and

(VII) other contents that shall be recorded in the minutes in accordance with the Articles of Association.

Article 43 The convener shall ensure the meeting minutes are true, accurate and complete. The attending directors, supervisors, secretary of the Board, convener or representative thereof, and presider shall sign the minutes of the meeting. The minutes of the meeting, the signed attendance record of the shareholders on the spot and the powers of attorney for attendance by proxy, the valid information relating to the voting over network or by other means shall be kept for at least 10 years.

Article 44 The convener shall ensure the general meeting is held continuously until final resolutions are arrived at. If the general meeting is terminated or fails to reach any resolution due to force majeure or for other special reasons, immediate action shall be taken to resume the general meeting as soon as possible or directly terminate the general meeting and make a responsive announcement. Meanwhile, the convener shall report to the local office of the securities regulatory authority under the State Council and the stock exchange.

**Chapter 6 Voting and Resolutions of General Meetings**

Article 45 Shareholders (including proxies thereof) shall exercise their voting rights as per the voting shares they represent. Each share carries the right to one vote. However, the Company has no voting right for the shares it holds, and such part of shares shall be excluded from the total number of voting shares represented by the shareholders attending the general meeting.

Article 46 Resolutions of a general meeting shall be divided into ordinary resolutions and special resolutions.

Ordinary resolutions shall be passed by votes representing more than half of the voting rights held by shareholders (including proxies thereof) attending the general meeting.

Special resolutions shall be passed by votes representing more than two thirds of voting rights held by shareholders (including proxies thereof) attending the general meeting.

Article 47 The following issues shall be approved by ordinary resolutions at a general meeting:

(I) work reports of the Board and the Supervisory Committee;

(II) profit distribution plan and loss recovery plan formulated by the Board;

(III) appointment and dismissal of the members of the Board and the Supervisory Committee (excluding employee supervisors), their remunerations and the method of payment thereof;

(IV) annual budgets, final accounts, balance sheets, income statements, and other financial statements of the Company;

(V) annual reports of the Company;

(VI) other issues than those that should be passed by special resolutions pursuant to relevant laws, administrative regulations or the Articles of Association.

Article 48 The following issues shall be approved by special resolutions at a general meeting:

(I) increase or reduction in the registered capital of the Company and the issue of shares of any class, warrants and other similar securities;

(II) issue of bonds of the Company;

(III) division, merger, transformation, dissolution and liquidation of the Company;

(IV) amendment to the Articles of Association;

(V) equity incentive scheme;

(VI) the Company's purchase or disposal of major assets within one year with the transaction amount exceeding 30% of the latest audited total assets of the Company;

(VII) any other issue specified in the Articles of Association and confirmed by an ordinary resolution at a general meeting that it may have material impact on the Company and accordingly shall be approved by special resolutions.

Article 49 The Board, independent directors and qualified shareholders may collect voting rights from shareholders of the Company at a general meeting. The voting rights shall be collected with nil consideration, subject to adequate disclosure of relevant information to the persons from whom the said voting rights are collected.

Article 50 The Company may not enter into any contract with anyone other than a director, general manager or other senior executive to have all or significant part of the Company's business in the care of the said person, unless otherwise approved by the shareholders at a general meeting by way of special resolution.

Article 51 Connected shareholders shall not vote on any connected transaction under consideration at the general meeting. The voting shares they represent shall not be counted in the total number of valid votes; The voting result of non-connected shareholders shall be adequately disclosed in the announcement of the resolutions at the general meeting. The relevant announcement shall be published on the designated newspapers and periodicals.

Pursuant to *Company Law*, other laws and administrative regulations, or *Listing Rules*, if any shareholder must abstain from voting on any resolution or is restricted to declaring only affirmative vote or only dissenting vote on any resolution, then any vote declared by the said shareholder (or proxy thereof) against the relevant provision or restriction shall not be counted in the total number of valid votes.

Article 52 The Company may provide convenience for shareholders to attend general meetings by whatever means including the use of modern IT means such as online voting platform, provided that the general meeting shall be held legally and validly.

Article 53 List of nominations of director or supervisor candidates is submitted by way of proposal at general meetings.

Resolutions in respect of the election of directors or supervisors may be passed by way of cumulative voting pursuant to the Articles of Association or resolution of the general meeting.

Cumulative voting mentioned in the preceding paragraph means that when directors or supervisors are being elected at a general meeting, each share has as many voting rights as the director or supervisor candidates, and the shareholders' voting rights may be used in a concentrated manner. The Board shall provide shareholders with the brief biographies and background information of the director or supervisor candidates.

Article 54 Save under the cumulative voting system, the general meeting shall resolve on all the proposals separately; in the event of several proposals for the same issue, such proposals shall be voted on and resolved in the order of time at which they are submitted. Unless the general meeting is adjourned or no resolution can be made for special reasons such as force majeure, voting of such proposals shall neither be shelved nor refused at the general meeting.

Article 55 No amendment shall be made to a proposal when it is considered at a general meeting, otherwise, the relevant amendment shall be deemed as a new proposal and shall not be voted on at the general meeting.

Article 56 Voting at general meetings shall be conducted by show of hands save as otherwise specified in *Listing Rules* or the following persons require voting by ballot before or after voting by show of hands:

(I) presider of the meeting;

(II) at least two shareholders with voting rights or proxies thereof; or

(III) Shareholder(s) (including proxies thereof) severally or jointly holding more than 10% of shares with voting rights at the meeting.

Save as otherwise specified in *Listing Rules* or anybody requires voting by ballot, the presider shall announce the result of voting by show of hands on proposals, which result shall be recorded in the minutes as final evidence, without specifying the number or percentage of pros for or cons against the resolutions adopted at the meeting.

The request for voting by ballot may be revoked by the person tendering the request.

Article 57 If the issue required to be voted by ballot relates to election of presider or termination of meeting, voting by ballot shall be conducted immediately; in respect of other issues required to be voted by ballot, the presider may decide the time of voting by ballot, and the meeting may proceed to consider other issue, and the voting results shall be deemed as resolutions passed at the said meeting.

Article 58 The same voting right can only be exercised in only one form: onsite, over the network, or otherwise. Where the same voting right is exercised more than once, the voting result of the first time shall prevail.

Article 59 In voting, shareholders (including proxies thereof) entitled to two or more votes need not cast all his votes in the same way of pros or cons.

Article 60 When proposals are voted on at the general meeting, two shareholders' representatives shall be appointed to count, and monitor counting of, the ballots. Where any shareholder has interests in any issue considered, the said shareholder or proxy thereof shall not participate in counting and monitoring of ballots.

When proposals are voted on at the general meeting, the lawyer, shareholders' representative and supervisors' representative shall be jointly responsible for the counting and monitoring of the ballots and announce the voting results on the spot.

Shareholders or proxies thereof voting over the network or otherwise shall have the right to check their voting results via the corresponding voting system.

Article 61 The presider shall be responsible for determining whether a resolution has been passed pursuant to voting results. His decision, which shall be final and conclusive, shall be announced at the meeting. The voting result shall be recorded in the minutes of the meeting.

Article 62 Before the voting results are announced, the relevant parties including the Company, counting officer, monitoring officer, major shareholders and network service provider involved at the venue, over the network or otherwise shall fulfill the confidentiality obligation.

Article 63 A shareholder attending a general meeting shall express one of the following opinions on any proposal to be voted on: pro, con or abstention.

Blank, wrong, illegible or uncast votes shall be deemed as the voters' waiver of their voting rights, and the voting results representing the shares held by such voters shall be counted as "abstentions".

Article 64 If the presider has any doubt as to the result of a resolution which has been put to vote at the general meeting, he may have the ballots counted. If the presider has not counted the ballots, any shareholder who is present in person or by proxy and who objects to the result announced by the presider may, immediately after the declaration of the voting result, demand that the ballots be counted and the presider shall have the ballots counted immediately.

Article 65 If ballots are counted at a general meeting, the counting result shall be recorded in the meeting minutes.

Meeting minutes, together with the shareholders' signature register and power of attorney of attending proxies, shall be kept at the domicile of the Company.

Article 66 The shareholders may have free-of-charge access to copies of the meeting minutes during the office hours of the Company. If any shareholder asks for copies of the relevant meeting minutes, the Company shall send out the said copies within 7 days after receipt of reasonable expenses.

Article 67 In convening a general meeting, the Company shall engage a lawyer to attend the general meeting and provide legal opinions and announce the same on the following issues:

(I) whether the convening and procedure of the general meeting comply with the laws, administrative regulations and the Articles of Association;

(II) whether the attendants and convener of the meeting are eligible;

(III) whether the voting procedures and results of the meeting are valid;

(IV) legal opinions on other issues upon request by the Company.

Article 68 Resolutions of the general meeting shall be announced in due time. The announcement shall specify the number of attending shareholders and their proxies, the total number of voting shares they represent and the proportion of these shares to the total number of the voting shares of the Company, the voting method, the voting results for every proposal and the details of each of the resolutions passed.

Article 69 Where a proposal has not been passed or the resolutions of the preceding general meeting have been changed at the current general meeting, special mention shall be made in the announcement of the resolutions of the general meeting.

Article 70 Where a proposal on election of directors or supervisors is passed at the general meeting, the directors elect or supervisors elect shall take office after the meeting.

## Chapter 7 Special Voting Procedures for Class Shareholders

Article 71 Holders of different classes of shares are class shareholders.

Class shareholders shall enjoy rights and fulfill obligations pursuant to the laws, administrative regulations and the Articles of Association.

Article 72 Any proposed change or annulment by the Company to the rights of class shareholders shall not come into effect unless approved by special resolutions at a general meeting and a separate general meeting convened by the class shareholders so affected in accordance with the Rules.

Article 73 The following circumstances shall be deemed as change or cancellation of the rights of a certain class shareholder:

(I) to increase or decrease the number of shares of the said class, or to increase or decrease the number of shares of a class having voting rights, distribution rights or other privileges equal to or more than those of the shares of the said class, unless the holders of domestic shares of the Company as specified in the Articles of Association transfer their shares to overseas investors and the said shares are listed overseas;

(II) to change all or part of the shares of the said class into another class or to change all or part of the shares of another class into shares of the said class or grant the right to make the said change, unless the holders of domestic shares of the Company as specified in the Articles of Association transfer their shares to overseas investors and the said shares are listed overseas;

(III) to cancel or reduce rights to accrued dividends or cumulative dividends attached to shares of the said class;

(IV) to reduce or cancel rights attached to the shares of the said class to preferentially receive dividends or to receive distributions of assets in a liquidation of the Company;

(V) to add, cancel or reduce share conversion rights, options, voting rights, transfer rights, pre-emptive placing rights, or rights to acquire securities of the Company attached to the shares of the said class;

(VI) to cancel or reduce rights to receive payments made by the Company in a particular currency attached to the shares of the said class;

(VII) to create a new class of shares with voting rights, distribution rights or other privileges equal or superior to those of the shares of the said class;

(VIII) to restrict the transfer or ownership of the shares of the said class or to impose additional restrictions;

(IX) to issue rights to subscribe for, or to convert into, shares of the said class or another class;

(X) to increase the rights and privileges of the shares of another class;

(XI) to restructure the Company in such a way as to cause shareholders of different classes to bear liabilities disproportionately during the restructuring; and

(XII) to amend or cancel any clause of the Articles of Association.

Article 74 Where issues specified in (II) to (VIII), (XI) to (XII) are involved, the affected class shareholders, whether or not they are entitled to vote at general meetings originally, shall have the right to vote at class meetings. However, interested shareholder(s) shall not be entitled to vote at such class meetings.

Interested shareholders as mentioned herein refer to:

(I) in the event of a repurchase of shares by the Company by way of a general offer to all shareholders of the Company or by way of public transactions on a stock exchange pursuant to the Articles of Association, an "interested shareholder" is a controlling shareholder as defined in the Articles of Association;

(II) in the event of a repurchase of shares by the Company by an off-market agreement pursuant to the Articles of Association, an "interested shareholder" is a shareholder related to the agreement; and

(III) in the event of reorganization of the Company, an "interested shareholder" is a shareholder who assumes a relatively less proportion of obligation than that of any other shareholder of that class or who has an interest different from that of any other shareholder of that class.

Article 75 Resolutions of a class general meeting shall be approved by votes representing more than two-thirds of the voting rights of shareholders of that class present at the meeting who, in accordance with the Rules, are entitled to vote at the meeting.

Article 76 Where the Company convenes a class general meeting, a written notice shall be given 45 days prior to the date of the meeting to notify all the shareholders of the said class in the shareholders' register of the issues to be considered at the meeting, and the date and venue of the meeting. Any shareholder intending to attend the meeting shall serve to the Company a written reply showing his intention to attend at least 20 days before the meeting.

The Company may convene a class general meeting if the shares with voting rights at the meeting represented by the shareholders intending to attend the meeting are more than half of the total shares of the said class with voting rights at the meeting. otherwise, the Company shall, within 5 days and in the form of public announcement, notify the shareholders again of the issues to be considered, date and venue of the meeting.

The Company may convene a class general meeting after public announcement. The relevant announcement shall be published on the designated newspapers and periodicals.

Article 77 The notice of a class general meeting shall be served only to the shareholders with the right to vote at the said meeting. Class general meetings shall follow a procedure most similar to that for general meetings, and the provisions in the Articles of Association concerning the procedure for general meetings shall apply to class general meetings.

Article 78 Apart from holders of other classes of shares, holders of domestic shares and overseas listed foreign shares are deemed as shareholders of different classes.

Special voting procedures for class shareholders shall not apply in the following circumstances:

(I) with the approval by a special resolution at a general meeting, the Company issues and plans to issue, on one or more occasions, a total number of shares not exceeding 20% of each of its existing issued domestic shares and overseas listed foreign shares in every 12 months;

(II) the Company's plan to issue domestic shares and overseas listed foreign shares at the time of its establishment is completed within 15 months from the date of approval of the securities regulatory authority under the State Council.

## Chapter 8 Matters after Meeting and Announcement Thereof

Article 79 The Board shall strictly comply with the requirements of the securities regulatory authorities and the stock exchange on which the Company's shares are listed in relation to the disclosure of information. It shall ensure that issues examined or resolutions passed at the Board meeting which are discloseable are disclosed fully, accurately and in a timely manner on the designated media. Information relating to significant issues of the Company must be reported immediately to the stock exchange on which the Company's shares are listed, and shall file with the relevant regulatory authority.

Article 80 Resolutions of the general meeting shall be announced in due time. The announcement shall specify the number of attending shareholders and their proxies, the total number of voting shares they represent and the proportion of these shares to the total number of the voting shares of the Company, the voting method, the voting results for every proposal and the details of each of the resolutions passed. The announcement shall include separate statistics of the attendance and voting of holders of domestic shares and foreign shares.

If a proposal for meeting has not been passed or the resolutions of the preceding general meeting have been changed at the current general meeting, the Board shall provide explanations in the announcement of the resolutions of the general meeting.

The announcement of the resolutions of the general meeting shall be published on the designated newspapers and periodicals.

Article 81 The Board office shall be responsible for keeping such written information as the register of attendees, powers of attorney, voting statistics sheet, minutes of the meeting, lawyers' legal opinions, and announcement of resolutions.

## Chapter 9 Authorization to Be Granted by a General Meeting to the Board

Article 82 A general meeting may authorize the Board by a resolution.

Article 83 Issues which, in accordance with the laws, administrative regulations, department rules, the provisions of the local securities regulatory authority and the Articles of Association, are required to be approved by the general meeting must only be considered at the general meeting so as to protect the decision-making power of the shareholders of the Company on the said issues. In necessary, reasonable and lawful circumstances, the general meeting may authorize the Board to decide specific issues relating to matters to be resolved at the general meeting which cannot or need not be decided immediately at the general meeting.

With regard to an authorization granted by a general meeting to the Board, if the issue is within the scope of the ordinary resolution, it shall be passed by votes representing more than half of the voting rights held by the shareholders (including proxies thereof) present at the meeting; and if it is within the scope of the special resolution, it shall be passed by votes representing more than two thirds of the voting rights held by the shareholders (including proxies thereof) present at the meeting. The contents of the authorization shall be specific and detailed.

Article 84 The Board shall adequately consider and study the issue authorized before making a decision thereon, and shall if necessary consult an intermediary in order to make well-informed decision.

In making a decision on the issue authorized, the Board shall fulfill the obligation of information disclosure and submit to the supervision of the shareholders and the Supervisory Committee of the Company as well as the relevant securities regulatory authority.

## Chapter 10 Execution of Resolutions of General Meetings

Article 85 After the plans for profit distribution and conversion of capital reserve into share capital are adopted at the general meeting, the Board shall execute the specific plans within two months.

Article 86 The Board shall report to the general meeting in relation to the execution of issues which shall be conducted by the Board in accordance with resolutions of the preceding general meetings; where the resolutions of the general meeting cannot be executed, the Board shall provide the reason therefor.

Article 87 Resolutions of a general meeting that run counter to laws and administrative regulations shall be void.

If the meeting convening procedure and voting method of the general meeting or Board meeting run against the laws and administrative regulations or the Articles of Association or if the content of any resolution runs against the Articles of Association, the shareholders shall have the right to request the people's court to cancel the said procedure, method or resolution within 60 days after adoption of the resolution.

## Chapter XI Supplementary Provisions

Article 88 Where any matter is not covered herein or where these Rules conflict with the laws, regulations, and other relevant regulatory documents, the latter shall prevail.

Article 89 Announcements or notices as mentioned in the Rules refer to publications of relevant information on the newspapers and periodicals designated by the securities regulatory authority. If an announcement or notice is too long, the listed company may select to disclose a summary of the relevant contents on the newspapers and periodicals designated by the securities regulatory authority, but the full text shall be published on the website designated by the securities regulatory authority.

Supplementary notices of general meeting as mentioned in the Rules shall be announced on the same newspapers and periodicals on which the notices of meeting are announced.

Article 90 The phrases "more than" and "within" as mentioned in these Rules are inclusive while "exceeding" and "less than" are exclusive.

Article 91 The Rules are adopted by a resolution at the general meeting, and shall be an appendix to the Articles of Association. The Rules shall take effect at the same time as the Articles of Association amended in accordance with the requirement for A Share listed companies.

Article 92 In respect of amendment to the Rules, the Board shall propose an amendment draft and submit the same to the general meeting for consideration.

Article 93 The Rules shall be subject to the interpretation of the Board of the Company.

*Please note that the following Rules of Procedure of Meetings of the Board of Directors are written in Chinese and there is no official English translation in respect thereof. The translation into English language in this Appendix III is for reference only. In case of any inconsistency between the English and Chinese versions, the Chinese version shall prevail.*

# China Shipping Container Lines Company Limited

## Rules of Procedure of Meetings of the Board of Directors (2007)

### Chapter 1 General Provisions

**Article 1 Objectives**

In order to regulate the operational and decision making procedures of the Board of Directors of the Company, to make the directors and the Board effectively perform their duties, and to ensure the standard operation and scientific decision-making of the Board, these Rules are formulated in accordance with *Company Law of the People's Republic of China ("Company Law"), Securities Law of the People's Republic of China ("Securities Law"), Standards for the Governance of Listed Companies, Stock Listing Rules of Shanghai Stock Exchange, Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited*, and other provisions.

**Article 2 Duties of the Board**

The Board is the executive body of the Company, lawfully manages the operations of the Company as authorized by the general meeting and the *Articles of Association*, and is accountable to and report to the general meeting.

**Article 3 Applications of the Rules**

The Rules shall apply to the Board, the special committees under the Board, directors, and relevant departments and persons of the Company involved in the Rules.

**Chapter 4 Secretariat of the Board**

The Board shall have a secretariat for handling the daily affairs of the Board. The secretary of the Board or securities affair representative shall serve concurrently as the officer in charge of the secretariat of the Board and keep the seals of the Board and the secretariat.

### Chapter 2 Convening of Board Meetings

**Article 5 Regular Meetings**

Board meetings include regular meetings and provisional meetings.

At least four regular Board meetings shall be held every year.

**Article 6 Proposal for Regular Meetings**

Before serving the notice of regular meeting of the Board, the secretariat of the Board shall adequately consult with the directors, and shall accordingly formulate a preliminary proposal for meeting and submit the same to the chairman of the Board for consideration.

Before deciding a proposal, the chairman shall, where necessary, seek opinions of the general manager and other senior executives.

**Article 7 Provisional Meetings**

In any of the following circumstances, the Board shall hold a provisional meeting:

(I) proposed by shareholders representing 10% of the voting rights;

(II) proposed by more than one third of the directors jointly;

(III) proposed by the Supervisory Committee;

(IV) deemed necessary by the Board;

(V) jointly proposed by half of the independent directors;

(VI) proposed by the general manager;

(VII) required by the securities regulatory authority; and

(VIII) in any other circumstance so specified in the Articles of Association.

**Article 8 Procedure for Proposing Provisional Meetings**

A proposal for convening a provisional Board meeting as specified in the preceding article shall be in written form and affixed with the signature (seal) of the proposer and submitted to the secretariat of the Board or directly to the chairman. A written proposal shall specify:

(I) Name of the proposer;

(II) Reason for the proposal;

(III) Time or duration, venue or form of the meeting proposed;

(IV) Well-defined and specific proposal; and

(V) Means to contact the proposer, date of proposal, etc.

The contents of the proposal shall be within the power of the Board specified in the Articles of Association, and the documents relating to the proposal shall be submitted together with the proposal itself.

The secretariat of the Board shall transfer to the chairman the aforesaid proposal and related documents on the day of receipt of the same. Where the chairman deems the proposal not well-defined or specific or the relevant documents inadequate, the chairman may require the proposer to amend or supplement the proposal.

The chairman shall convene and preside over a board meeting within 10 days after receipt of the proposal or requirement of the securities regulatory authorities.

**Article 9 Convening and Presiding of Meetings**

Board meetings shall be convened and presided over by the chairman; where the chairman cannot or does not fulfill the duty thereof, the vice chairman shall convene and preside; where even the vice chairman cannot or does not fulfill the duty thereof, more than half of the directors may elect a director to convene and preside.

**Article 10 Notice of meeting**

The secretariat of the Board shall notify all the directors and supervisors 14 days before a regular Board meeting; the secretariat of the Board shall notify all the directors and supervisors within a reasonable period of time before a provisional Board meeting. The secretariat of the Board shall send notice of meeting bearing the seal of the secretariat of the Board to all the directors, supervisors, the general manager and Board secretary by direct delivery, fax, email or other means. Where the notice is not served by direct delivery, telephone acknowledgement and relevant records shall be made.

Where a provisional Board meeting needs to be convened in emergency, the notice of meeting may be sent by telephone or by other verbal means, but the convener shall make explanations at the meeting.

**Article 11 Contents of the Notice of Meeting**

A written notice of meeting shall include at least the following details:

(I) time and venue of the meeting;

(II) the form of the meeting;

(III) issues (proposals) to be considered;

(IV) convener and presider of the meeting, proposer of and written proposal for the provisional meeting;

(V) documents needed for voting of directors;

(VI) requirements for the directors to attend the meeting in person or by proxy;

(VII) coordinator and means of contact;

(VIII) date on which the notice is sent.

A verbal notice of meeting shall at least include (I) and (II) above, and explanation for a provisional meeting of the Board in emergency.

**Article 12 Change of the Notice of Meeting**

If, after the written notice of a regular Board meeting is sent, it is necessary to change the time, place, etc. of the meeting or add, change or cancel proposals to the meeting, a written notice of change shall be sent 3 days before the original designated date for convening the meeting, to explain why and provide contents and documents relating to the new proposals. Where the notice of change is sent in less than 3 days in advance, the date of meeting shall be postponed accordingly or approved by all the attending directors.

If, after the notice of a provisional Board meeting is sent, it is necessary to change the time, place, etc. of the meeting or add, change or cancel proposal for the meeting, then it shall be necessary to seek the prior consent of all the attending directors and make relevant records.

**Article 13 Holding of Meeting**

A Board meeting shall be attended by more than half of the directors. Where any relevant director refuses or fails to attend the meeting so that the number of attendants falls short of the quorum required for convening the meeting, the chairman and the secretary of the Board shall responsively report to the local office of the securities regulatory authority under the State Council and the stock exchange.

Supervisors may attend Board meetings without voting rights; the general manager and the secretary of the Board who don't serve concurrently as director shall attend Board meetings without voting rights. The presider may, where he deems necessary, notify other relevant persons to attend Board meetings without voting rights.

**Article 14 Attendance in Person or by Proxy**

In principle, the directors shall attend Board meetings in person. Where a director is unable to attend a meeting for any reason, he shall peruse the meeting documents in advance, form definite opinions, and appoint another director in writing to attend the meeting on his behalf.

The power of attorney shall specify:

(I) the names of the principal and proxy;

(II) outline opinions of the principal on respective proposals;

(III) the principal's range of authorization and instructions about voting intent in relation to respective proposals; and

(IV) signature of the principal, date, etc.

Where any director signs the regular reports by proxy, the said director shall specify such authorization in the power of attorney.

The proxy director shall submit the written power of attorney to the presider of the meeting.

The director attending the meeting by proxy shall exercise rights as granted by the principal. If a director fails to attend a Board meeting either in person or by proxy, the said director shall be deemed as having waived his right to vote at the meeting.

**Article 15 Restriction on Proxy Attendance**

Proxy attendance at Board meetings shall follow the principles below:

(I) Where connected transactions are considered, a non-connected director shall not appoint a connected director to attend the meeting on his behalf, and a connected director shall also not accept the appointment of a non-connected director;

(II) An independent director shall not appoint a non-independent director to attend the meeting on his behalf, and a non-independent director shall also not accept the appointment of an independent director;

(III) A director shall not give any other director carte blanche to attend the meeting and vote on his behalf without providing his own opinions and voting intent on the proposals, and the relevant director shall also not accept the carte blanche or any appointment not well defined;

(IV) One director shall not accept appointment by more than two directors, and a director shall also not appoint any other director who has been appointed by two other directors to attend the meeting and vote on his behalf.

**Article 16 Form of Meeting**

Board meetings shall generally be held onsite, or where necessary, via videoconference, conference call, fax or email voting provided that the directors can adequately express their views and the convener (presider) and proposer grant approval. Board meetings may also be held onsite and off-site simultaneously.

Where a Board meeting is held offsite, the number of attending directors shall be counted according to the directors shown at the videoconference, the directors expressing their views at the conference call, valid votes such as faxes or emails received within the prescribed period, or written acknowledgements submitted after the meeting by the directors for attending the meeting.

## Chapter 3 Procedure of Consideration and Resolution of Board Meetings

**Article 17 Consideration Procedure of Meeting**

The presider of the meeting shall ask the attending directors to provide definite opinions on respective proposals.

For any proposal requiring prior acknowledgements of independent directors, the presider shall, before discussing the relevant proposal, appoint one independent director to read out the written acknowledgements of independent directors.

The presider shall stop any director from hindering the normal progress of the meeting or affecting the speech of other directors.

The Board meeting shall not vote on any proposal not included in the notice of the meeting unless with the unanimous consent of the attending directors. A proxy director shall not vote on any proposal not included in the notice of the meeting.

**Article 18 Expression of Opinions**

The directors shall carefully read documents relating to the meeting and shall express well-informed, independent and discreet opinions.

The directors may, before the meeting, inquire about information needed for decision making from relevant persons or institutions such as the secretariat of the Board, the convener of the meeting, the general manager and other senior executives, special committees, the accounting firm and the law firm, or may, while the meeting is underway, suggest to the presider that the aforesaid persons or institutions appear at the meeting to make relevant explanations.

**Article 19 Voting at Meeting**

After adequate discussion of each proposal, the presider shall submit it to voting by the attending directors.

Each attendant shall cast one vote, by open ballot or in writing or otherwise.

The voting intent of a director may be pro, con or abstention. Every attending director shall choose one out of the aforesaid intents. Where any director does not make any option or makes two or more options, the presider shall require the said director to make an option again, otherwise the said director shall be deemed as having abstained from voting; any director who has left the meeting midway without coming back and has not made any option shall be deemed as having abstained from voting.

If the pros and cons are the same, the chairman of the Board shall be entitled to an additional vote.

**Article 20 Statistics of Voting Results**

After voting of the attending directors, the securities affairs representative and the secretariat of the Board shall responsively collect ballots cast by the directors, which ballots shall be counted by the Board secretary under supervision of a supervisor or independent director.

Where the meeting is held onsite, the presider shall announce the statistics onsite; in other circumstances, the presider shall require the secretary of the Board to announce the voting result within a workday after the prescribed voting deadline.

The ballots cast by directors after the presider announces the voting result or after the prescribed voting deadline shall not be counted.

**Article 21 Forming of Resolutions**

Saved as specified in Article 22 of the Rules, adoption of or resolution on any proposal shall be subject to approval of more than half of all the directors of the Company. Where the relevant laws, administrative regulations and the Articles of Association have any provisions on approval by more directors, such provisions shall apply.

Any resolution made by the Board on any guarantee within its range of authority under the Articles of Association shall be subject to the approval of more than half of all the directors of the Company and more than two thirds of the attending directors.

If different resolutions conflict with each other in contents and meanings, the resolutions formed later in time shall prevail.

**Article 22 Abstention from Voting**

In any of the following circumstances, the directors shall abstain from voting on the relevant proposals:

(I) *Listing Rules of Shanghai Stock Exchange or Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited* provide for abstention of the directors from voting;

(II) The directors themselves think they should abstain from voting; and

(III) The directors are connected with the enterprises involved by the proposals and shall therefore abstain from voting pursuant to the Articles of Association.

Where any director abstains from voting, the Board meeting may be held when more than half of the non-connected directors attend the meeting. The resolution of the Board meeting shall be passed by more than half of the non-connected directors. If the number of non-connected attending directors is smaller than 3, the relevant proposal shall not be voted on but shall be submitted to the general meeting for deliberation.

**Article 23 Not Acting Beyond Authority**

The directors shall act as authorized by the general meetings and the Articles of Association, and shall not make any resolution beyond authority.

**Article 24 Special Provision on Profit Distribution**

Where the issues relating to profit distribution need to be resolved at the Board meeting, the profit distribution proposal to be submitted to the Board may first be submitted to the certified public accountants, who shall be required to produce a draft audit report (all financial data except those involving profit distribution have been determined). After resolving on profit distribution, the Board shall require the certified public accountants to produce a formal audit report, according to which the Board shall resolve on other relevant issues in the regular report.

**Article 25 Processing of Proposals not Passed**

Where any proposal is not passed, any Board meeting shall not deliberate any proposal with the same contents within one month if the relevant conditions and factors have not changed significantly.

**Article 26 Suspension of Voting**

Where more than one fourth of the attending directors or more than two independent directors think they cannot make judgments on relevant issues because the relevant proposal is not clear or specific or the meeting documents are inadequate, the presider shall require the meeting to suspend voting on the said proposal.

The director proposing suspension of voting shall provide definite requirements for the conditions to be met for resubmitting the said proposal for deliberation.

**Article 27 Recordings of Meetings**

Board meetings held onsite or via video or telephone may be recorded where necessary.

**Article 28 Minutes of Meetings**

The secretary of the Board shall arrange a clerk of the secretariat of the Board to record the minutes of the Board meeting. The minutes shall include the following information:

(I) the time, venue and form of the meeting;

(II) sending of the notice of meeting;

(III) convener and presider of the meeting;

(IV) attendance and proxy attendance of directors;

(V) procedure and process of the meeting;

(VI) The proposals considered at the meeting, chief comments and opinions of directors on relevant issues, and intents of the directors for voting on the motions;

(VII) the voting method and result for each proposal (the voting result shall set out the respective numbers of pros, cons and abstentions); and

(VIII) Other issues that the attending directors think should be recorded.

The decisions on the issues considered on Board meetings convened or not convened shall be recorded as minutes in Chinese. The independent directors' opinions shall be set out in the resolutions of the Board meetings. The minutes of each Board meeting shall be provided to the directors as soon as possible. Directors who wish to make supplementary amendments to the minutes shall report their opinions on the proposed amendment to the chairman within a week after receipt of the minutes. After the minutes are finalized, all the attending directors and persons recording the minutes shall sign on the minutes. Minutes of Board meetings shall be kept at the domicile of the Company, and a complete copy shall be sent to every director as soon as possible. The meeting minutes shall be kept for at least 10 years.

**Article 29 Summary of Meeting and Records of Resolutions**

Besides the meeting minutes, the Board secretary may where necessary arrange a clerk of the secretariat of the Board to make a summary of the meeting, and make separate records of the resolutions according to the voting results.

**Article 30 Signatures of Supervisors**

The attending directors shall sign the minutes of the meeting, summary of the meeting and records of the resolutions in person or on behalf of the directors appointing them to attend the meeting. Where the directors disagree over the minutes of the meeting, summary of the meeting or the records of the resolutions, they may attach written remarks when signing the said minutes, summary or records. Where necessary, they shall responsively report to the local office of the securities regulatory authority under the State Council and the stock exchange or announce public statements.

Where any director neither signs as per the preceding paragraph nor provides his different opinions in writing, reports to the local office of the securities regulatory authority under the State Council and the stock exchange or announces public statement, the said director shall be deemed as agreeing with the minutes of the meeting, summary of the meeting or the records of the resolutions.

**Article 31 Announcement of Resolutions**

Resolutions made by the Board shall be announced by the Board secretary pursuant to *Listing Rules of Shanghai Stock Exchange and Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.* Before announcement of the resolutions, the attending directors, other attendants, and the recording and service staff shall fulfill the confidentiality obligation.

**Article 32 Execution of Resolutions**

The chairman shall urge the relevant personnel to execute the resolutions of the Board, supervise such execution, and report at future Board meetings how the resolutions are executed.

**Article 33 Keeping of Meeting Archives**

Archives of Board meetings include notices of meeting, meeting documents, attendance book, powers of attorney for proxy directors, meeting recordings, votes, meeting minutes signed by the attending directors, meeting summaries, records of the resolutions, announcements of the resolutions, etc., which shall be kept by the Board secretary.

Archives of Board meetings shall be kept for at least 10 years.

## Special Committees under the Board

### Chapter 34 Special Committees under the Board

The Board may establish special committees under it, such as strategy committee, audit committee, remuneration and evaluation committee, and nomination committee, which shall be accountable to the Board. The special committees shall all consist of directors and shall each have at least 3 members. The Audit Committee, Remuneration and Evaluation Committee and Nomination Committee shall each comprise a majority of independent directors who shall also be conveners; and the Audit Committee shall at least comprise one accountant as independent director. The Board shall formulate rules of procedure for respective special committees.

## Chapter 4 Supplementary Provisions

### Article 35 Supplementary Provisions

In the Rules, "more than" is inclusive.

"Securities regulatory authority" in the Rules refers to the securities regulatory authority or its local office of China or the location where the Company is listed, and the stock exchange exercising the regulatory function.

The Rules are formulated by the Board and submitted to the general meeting for approval, and shall be an appendix to the Articles of Association. The Rules shall take effect at the same time as the Articles of Association amended in accordance with the requirement for A Share listed companies. Any amendment shall be subject to adoption at the general meeting.

The Rules shall be subject to the interpretation of the Board.

*Please note that the following Rules of Procedure of Meetings of the Supervisory Committee are written in Chinese and there is no official English translation in respect thereof. The translation into English language in this Appendix IV is for reference only. In case of any inconsistency between the English and Chinese versions, the Chinese version shall prevail.*

# China Shipping Container Lines Company Limited

## Rules of Procedure of Meetings of the Supervisory Committee (2007)

### Chapter 1 General Provisions

**Article 1 Objectives**

In order to regulate the rules of procedure and decision making of the Supervisory Committee of the Company, to make the supervisors and the Supervisory Committee effectively perform their supervisory duties, and to improve the governance structure of the Company, these Rules are formulated in accordance with *Company Law, Securities Law, Standards for the Governance of Listed Companies, Stock Listing Rules of Shanghai Stock Exchange, Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited*, and other provisions.

**Article 2 Duties of the Supervisory Committee**

which is a standing organization of the Company responsible for supervising the Board and its members, the general manager, deputy general managers, chief financial officer and other senior executives, and preventing the same from abusing their powers to infringe upon the legitimate rights and interests of the shareholders, the Company and employees thereof.

**Article 3 Office of the Supervisory Committee**

The supervisory committee shall set an office for handling the daily affairs of the supervisory committee.

The chief supervisor may ask the securities affair representative or other officer of the Company to help him handle the daily affairs of the Supervisory Committee.

**Article 4 Supervisors' Right to Know**

**The Company shall take measures to guarantee the supervisors' right to know and responsively provide the supervisors with necessary information to enable the Supervisory Committee to effectively supervise, inspect and evaluate the financial position and operations management of the Company. All the supervisors may attend Board meetings without voting rights and if necessary, attend meetings of the general manager's office without voting rights.**

## Chapter 2 Convening of Meetings of the Supervisory Committee

**Article 5 Regular and Provisional Meetings of the Supervisory Committee**

Meetings of the Supervisory Committee include regular meetings and provisional meetings.

Regular meetings of the Supervisory Committee shall be held once every 6 months. In any of the following circumstances, the Supervisory Committee shall hold a provisional meeting within 10 days:

(I) Any supervisor proposes to hold such a meeting;

(II) The general meeting or Board meeting has passed any resolution which runs counter to relevant laws, regulations, rules, provisions and requirements of the regulatory authority, the Articles of Association, resolutions of the general meeting or any other relevant provisions;

(III) Improper acts of the directors and senior executives may possibly give rise to material damages to the Company or bad impacts on the markets;

(IV) The shareholders lodge a legal action against the Company, directors, supervisors or senior executives;

(V) The Company, directors, supervisors or senior executives are punished by the securities regulating authority or condemned in public by stock exchange on which the shares of the Company are listed;

(VI) The securities regulatory authority requires holding such a meeting; and

(VII) Any other circumstance so specified in the Articles of Association occurs.

**Article 6 Proposal for Regular Meetings**

Before sending the notice of regular meeting of the Supervisory Committee, the office of the Supervisory Committee shall collect proposals from all the supervisors and shall spend at least two days seeking opinions from the staff of the Company. In collecting proposals and seeking opinions, the office of the Supervisory Committee shall state that the Supervisory Committee focuses on supervising the operations of the Company and the conduct of the directors and senior executives.

**Article 7 Procedure for Proposing Provisional Meetings**

Any proposal of any supervisor for convening a provisional meeting of the Supervisory Committee shall be made in written form, affixed with the signature (seal) of himself/herself and submitted to the office of the Supervisory Committee or directly to the chief supervisor. A written proposal includes (but not limited to):

(I) the name of the proposing supervisor;

(II) Reason for the proposal;

(III) Time or duration, venue or form of the meeting proposed;

(IV) Well-defined and specific proposal; and

(V) Means to contact the proposing supervisor, date of proposal, etc.

The office of the Supervisory Committee shall issue the notice of provisional meeting of the Supervisory Committee within 3 days after the office or chief supervisor receives the written proposal of the supervisor.

Where the office of the Supervisory Committee fails to issue the notice of meeting, the proposing supervisor shall responsively report to the local office of the securities regulatory authority under the State Council and the stock exchange.

**Article 8 Convening and Presiding of Meetings**

The chief supervisor shall convene and preside over meetings of the Supervisory Committee; where the chief supervisor cannot or does not fulfill the duty thereof, more than half of the supervisors may elect a supervisor to convene and preside over the meetings of the Supervisory Committee.

**Article 9 Notice of Meeting**

The office of the Supervisory Committee shall send the written notice of meeting bearing the seal of the Supervisory Committee to all the supervisors by direct delivery, fax, email or other means 10 days and 5 days before a regular meeting and a provisional meeting of the Supervisory Committee respectively. Where the notice is not served by direct delivery, telephone acknowledgement and relevant records shall be made.

Where a provisional meeting of the Supervisory Committee needs to be convened in emergency, the notice of meeting may be sent by telephone or by other verbal means, but the convener shall make explanations at the meeting.

**Article 10 Contents of the Notice of Meeting**

A written notice of meeting shall include at least the following details:

(I) Time and venue of the meeting;

(II) matters (proposals) to be considered;

(III) Convener and presider of the meeting, proposer of and written proposal for the provisional meeting;

(IV) Documents needed for voting of supervisors;

(V) The requirement for the supervisor to attend the meeting in person;

(VI) Coordinator and means of contact; and

(VII) date on which the notice is sent.

A verbal notice of meeting shall at least include (I) and (II) above, and explanation for a provisional meeting of the supervisory committee in emergency.

**Article 11 Form of Meeting**

Meetings of the Supervisory Committee shall be held onsite.

In emergency, a meeting of the Supervisory Committee allows voting by means of telecommunications, but the convener (presider) of the meeting shall explain to the attending supervisors the particulars about the emergency. In the case of voting by correspondence, the supervisors shall fax to the office of the Supervisory Committee their written and signed opinions and voting intents on the issues to be considered.

**Article 12 Holding of Meeting**

A supervisors' meeting can only be held when over half directors can attended. Resolutions of the Supervisory Committee are subject to adoption of over 2/3 (including 2/3) of the supervisors by voting.

Where a supervisor is unable to attend a meeting for any reason, he shall peruse the meeting documents in advance, form definite opinions, and appoint another supervisor in writing to attend the meeting on his behalf.

The power of attorney shall specify:

(I) the names of the principal and proxy;

(II) outline opinions of the principal on respective proposals;

(III) the principal's range of authorization and instructions about voting intent in relation to respective proposals;

(IV) signature of the principal, date, etc.

The secretary of the Board and the securities affair representative shall be present at meetings of the Supervisory Committee.

## Chapter 3 Procedure of Consideration and Resolution of Meetings of the Supervisory Committee

### Article 13 Procedure of Consideration of Meeting

The presider of the meeting shall ask the attending supervisors separately to provide definite opinions on respective proposals.

The presider shall, as proposed by supervisors, require directors, senior executives, other members of staff of the Company or relevant intermediary to stand on inquiry.

### Article 14 Resolutions of the Supervisory Committee

At meetings of the Supervisory Committee, each attendant shall cast one vote, by open ballot or in writing or otherwise.

The voting intent of a supervisor may be pro, con or abstention. Every attending supervisor shall choose one out of the aforesaid intents. Where any supervisor does not make any option or makes two or more options, the presider shall require the said supervisor to make an option again, otherwise the said supervisor shall be deemed as having abstained from voting; any supervisor who has left the meeting midway without coming back and has not made any option shall be deemed as having abstained from voting.

Resolutions made at a meeting of the Supervisory Committee shall be approved by more than half of all the supervisors.

### Article 15 Recordings of Meetings

Meetings of the supervisory committee may be recorded on audiotape where necessary.

**Article 16 Minutes of Meetings**

Office clerks of the Supervisory Committee shall keep minutes of onsite meetings. The minutes shall include the following information:

(I) the time, venue and form of the meeting;

(II) sending of the notice of meeting;

(III) convener and presider of the meeting;

(IV) attendance of the meeting;

(V) procedure and process of the meeting;

(VI) The proposals considered at the meeting, chief comments and opinions of supervisors on relevant issues, and intents of the supervisors for voting on the motions;

(VII) the voting method and result for each proposal (the voting result shall set out the respective numbers of pros, cons and abstentions); and

(VIII) other issues that the attending supervisors think should be included into the minutes.

For a meeting held by correspondence, the office of the Supervisory Committee shall sort out the meeting minutes as per the preceding provision.

**Article 17 Signatures of Supervisors**

The attending supervisors shall sign and confirm the meeting minutes. If any supervisor has different opinions on the minutes, the said supervisor may make a written explanation when signing the minutes and may have an explanatory note made in the minutes regarding his speech at the meeting. Where necessary, they shall responsively report to the local office of the securities regulatory authority under the State Council and the stock exchange or announce public statements.

Where any supervisor neither signs as per the preceding paragraph nor provides his different opinions in writing, reports to the local office of the securities regulatory authority under the State Council and the stock exchange or announces public statement, the said supervisor shall be deemed as agreeing with the minutes of the meeting.

**Article 18 Announcement of Resolutions**

Resolutions made by the Supervisory Committee Board shall be announced by the Board secretary pursuant to *Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited* and *Listing Rules of Shanghai Stock Exchange*.

**Article 19 Execution of Resolutions**

The supervisors shall urge relevant personnel to execute the resolutions of the Supervisory Committee. The chief supervisor shall report at future meetings of the supervisory committee how the resolutions are executed.

**Article 20 Keeping of Meeting Archives**

Archives of meetings of the Supervisory Committee including notices of meeting, meeting documents, attendance book, meeting recordings, votes, meeting minutes signed by the attending supervisors, summaries of meetings, announcements of the resolutions, etc., shall be kept by a person designated by the chief supervisor.

Archives of meetings of the supervisory committee shall be kept for at least 10 years.

## Chapter 4 Supplementary Provisions

**Article 21 Supplementary Provisions**

Matters not covered herein shall be handled with reference to *Rules of Procedure for Meetings of the Board of Directors*.

In the Rules, "more than" is inclusive.

"Regulatory authority" in the Rules refers to the securities regulatory authority or its local office of China or the location where the Company is listed, and the stock exchange exercising the regulatory function.

The Rules are formulated by the Supervisory Committee and submitted to the general meeting for approval, and shall be an appendix to the Articles of Association. The Rules shall take effect at the same time as the Articles of Association amended in accordance with the requirement for domestically A Share listed companies. Any amendment shall be subject to adoption at the general meeting.

The Rules shall be subject to the interpretation of the Supervisory Committee.

*Please note that the following Fair Decision-Making System for Connected Transactions are written in Chinese and there is no official English translation in respect thereof. The translation into English language in this Appendix V is for reference only. In case of any inconsistency between the English and Chinese versions, the Chinese version shall prevail.*

# China Shipping Container Lines Company Limited

## Fair Decision-Making System for Connected Transactions

### Chapter 1 General Provisions

Article 1 In order to regulate the connected transactions of China Shipping Container Lines Co., Ltd. ("the Company") and protect the legitimate rights and interests of the investors, especially small and medium investors, these Regulations are formulated pursuant to *Company Law of the People's Republic of China, Securities Law of the People's Republic of China*, other prevailing laws, regulations and regulatory documents of China, relevant securities or stock listing rules ("Listing Rules") of the stock exchanges (including but not limited to the Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, hereinafter referred to as "SEHK" and "SSE" respectively) with which the Company's shares are listed, and *Articles of Association of China Shipping Container Lines Co., Ltd.*

Article 2 The Regulations shall apply to the connected transactions between the Company and its connected parties. The connected transactions of the Company shall also be governed by the listing rules of SEHK and SSE; in the event of discrepancy between the Listing Rules of the two stock exchanges, the stricter shall prevail.

Article 3 The transactions between the Company and its connected parties shall be examined in accordance with the Regulations and disclosed in China and overseas at the same time, unless such examination and disclosure are exempt as for connected transactions in accordance with the Listing Rules.

### Chapter 2 Basic Principles for Connected Transactions

Article 4 The connected transactions of the Company shall follow the principles below:

(I) honesty, equality, free will, equal price and benefit;

(II) fair, just and impartial quotation;

(III) market-oriented and open operation;

(IV) in the interests of the Company and its shareholders;

(V) If a connected party (or a non-connected party and coordinator thereof (as defined in the Listing Rules of SEHK) with material interest in the transactions to be voted on under special circumstances pursuant to the Listing Rules of SEHK) has the right to vote at the general meeting of the Company, the said connected party shall abstain from voting, and the voting at the said general meeting shall be conducted by ballot;

(VI) The director with any interest relation with the connected party shall abstain from voting on the said issue;

(VII) The Board of directors shall objectively judge whether the said connected transaction is beneficial to the Company, and shall if necessary engage professional valuators and independent financial consultants;

(VIII) compliance with the relevant laws, regulations and listing rules.

Article 5 The Company shall take effective measures to prevent connected persons from interfering in the operations and infringing upon the interests of the Company by such means as monopolizing the purchase and sale channels. The prices or charging of connected transactions shall not deviate from the price or charging standards of the independent third party on the market. The Company shall adequately disclose the quotation basis for the connected transactions.

Article 6 The Company shall take effective measures to prevent its shareholders and connected parties from transferring the capital, assets and other resources of the Company by any means.

## Chapter 3 Connected Parties and Connected Transactions

Article 7 The connected parties of the Company include the connected legal persons and connected natural persons of the Company, including the connected persons under the Listing Rules of SEHK, specifically, various legal persons and natural persons as specified in the Listing Rules.

Article 8 The connected transactions as mentioned in the Regulations mainly refer to the transactions between the Company or its subsidiaries and the connected parties of the Company, specifically, the transactions specified in the Listing Rules.

### Chapter 4 Right to Making Decisions on Connected Transactions

Article 9 Connected transactions meeting any of the following conditions shall be examined and approved by the general meeting:

(I) the connected transaction is conducted as per the general business terms and conditions and any of the assets ratio, revenue ratio, consideration ratio and equity capital ratio of the transaction specified in the Listing Rules of SEHK is more than 2.5%; or

(II) the value of the connected transaction accounts for more than 5% of the absolute value of the latest audited net assets of the Company (excluding external guarantee and donated cash assets of the Company); or

(III) the value of acquisition or disposal of major assets including the connected transaction within one year exceeds 30% of the total assets of the Company.

Article 10 The Board shall have the right to approve any connected transaction meeting the following conditions:

(I) the connected transaction is conducted as per the general business terms and conditions and any of the assets ratio, revenue ratio, consideration ratio and equity capital ratio of the transaction specified in the Listing Rules of SEHK is less than 2.5%; and

(II) the value of the connected transaction accounts for less than 5% of the absolute value of the latest audited net assets of the Company (excluding external guarantee and donated cash assets of the Company); and

(III) the value of acquisition or disposal of major assets including the connected transaction within one year is less than 30% of the total assets of the Company.

Article 11 The general manager shall have the right to approve any connected transaction meeting the following two conditions at the same time:

(I) the connected transaction is conducted as per the general business terms and conditions and any of the assets ratio, revenue ratio, consideration ratio and equity capital ratio of the transaction specified in the Listing Rules of SEHK is less than 1%; and

(II) the value of acquisition or disposal of major assets including the connected transaction within one year is less than 30% of the total assets of the Company.

Article 12 Any guarantee, regardless of its value, provided by the Company shall be disclosed responsively after approval by the Board and submitted to the general meeting for consideration; any transaction provided for a shareholder holding less than 5% shares of the Company shall be treated pursuant the preceding provision, and the said shareholder shall abstain from voting at the general meeting.

## Chapter 5 Procedure for Making Decisions on Connected Transactions

Article 13 Written agreements shall be concluded for the connected transactions between the Company and its connected parties. Where the Company and the connected party enter into an agreement involving connected transaction, the following measures shall be taken:

(I) Any individual can sign the connected transaction agreement only on behalf of one party;

(II) The connected party shall not interfere in any form in the decisions made by the company.

Article 14 The general meeting , the Board and the general manager are the decision makers in relation to connected transactions and shall examine and approve connected transactions in their respective terms of reference.

Article 15 Where the Board is considering a connected transaction, the connected directors shall abstain from voting for themselves or on behalf of other directors. The Board meeting may be held when more than half of the non-connected directors attend the meeting. The resolution of the Board meeting shall be passed by more than half of the non-connected directors. Any issue which requires the approval of more than two thirds of the directors pursuant to the Articles of Association shall be subject to the approval of more than two thirds of non-connected directors. If the number of non-connected directors attending the meetings is less than 3, the issue shall be submitted to the general meeting for examination.

The non-connected directors as referred to in the preceding paragraph shall be as defined in the Listing Rules and shall include but are not limited to the directors in any of the following circumstances:

(I) the other party of the transaction;

(II) direct or indirect controller of the other party of the transaction;

(III) holding a post in the other party of the transaction or in a legal person directly or indirectly controlling the other party of the transaction;

(IV) closely related family member of the other party of the transaction or direct or indirect controller thereof (as defined in the Listing Rules of SSE);

(V) closely related family member of any director, supervisor or senior executive of the other party of the transaction or direct or indirect controller thereof (as defined in the Listing Rules of SSE);

(VI) other director specified by domestic and overseas regulatory authorities, SSE and SEHK or the Listing Rules thereof;

(VII) director whose independent business judgment is likely to be affected as determined by domestic and overseas regulatory authorities, SSE and SEHK or the Company on other grounds.

Article 16 A resolution on the Company's connected transaction shall not be valid until it is approved by the non-connected directors and signed by the independent directors of the Company.

Article 17 Unless the connected director has disclosed to the Board, the Board does not include the said director into the quorum, and the said transaction is approved at the meeting at which the said director does not vote, the Company shall have the right to require the said director or other enterprise in which the said director holds a post to cancel the related contract, transaction or arrangement, unless the said director or other enterprise in which the said director holds a post is a goodwill third person.

Article 18 If the value of a connected transaction between the Company and the connected party accounts for more than 5% of the absolute value of the latest audited net assets of the Company, the said connected transaction shall be disclosed responsively and an intermediary qualified for conducting business relating to securities and futures shall be engaged pursuant to relevant provisions to audit or assess the object of transaction, and the said transaction shall be submitted to the general meeting for consideration.

Article 19 Any connected transaction requiring consideration and approval at a general meeting shall first be approved by the independent directors and then submitted to the general meeting for consideration and resolution.

Before making a judgment, the independent directors may appoint an intermediary to provide independent financial and advisory reports as a basis for their judgment.

Article 20 When a connected transaction is considered at a general meeting, the connected shareholders shall not vote, and the voting shares held by them shall not be counted in the total number of shares with voting rights; the announcement of any resolution made at the general meeting shall adequately disclose information relating to voting by non-connected shareholders.

The non-connected shareholders as referred to in the preceding paragraph shall be as defined in the Listing Rules and shall include but are not limited to the shareholders in any of the following circumstances:

(I) the other party of the transaction;

(II) direct or indirect controller of the other party of the transaction;

(III) directly or indirectly controlled by the other party of the transaction;

(IV) together with the other party of the transaction, directly or indirectly controlled by the same legal person or natural person;

(V) a shareholder whose voting right is restricted because of incomplete performance of equity transfer agreement or other agreement with the other party of the transaction or connected person thereof;

(VI) other shareholder specified by domestic and overseas regulatory authorities or the Listing Rules;

(VII) shareholders who are likely to enjoy more interests of the Company as determined by domestic and overseas regulatory authorities, SEHK and SSE.

Article 21 Resolution at a general meeting on a connected transaction shall be passed by votes exceeding half of the voting rights represented by the attending shareholders other than the connected shareholders.

Article 22 Independent directors shall have the right to express opinions to the Board or at general meetings on the existing material loans or other capital transactions of the Company's shareholders and effective controllers and connected parties thereof, and whether the Company has taken effective action to recover the arrears.

**Chapter VI Information Disclosure for Connected Transactions**

Article 23 The Company shall, pursuant to the Listing Rules, disclose conclusion, change, termination and performance of connected transaction agreements. In the event of discrepancy between the Listing Rules of SEHK and SSE, the stricter shall prevail.

Article 24 Any connected transaction (unless guaranteed by the Company) between the Company and the connected legal person involving more than RMB3,000,000 and accounting for more than 0.5% of the absolute value of the latest audited net assets of the Company shall be disclosed responsively.

Article 25 Any connected transaction (unless guaranteed by the Company) between the Company and the connected natural person involving more than RMB300,000 shall be disclosed responsively.

Article 26 If the Listing Rules provide for exemption in relation to disclosure of connected transactions, examination and approval of independent shareholders or other aspects, the said exemption shall apply to the connected transactions of the Company meeting the exemption conditions, and the Company may also apply to SEHK or SSE for exemption for other connected transactions where appropriate, provided that the Company observes the Listing Rules of both SEHK and SSE.

**Chapter 7 Supplementary Provisions**

Article 27 After adoption at the general meeting, the Rules shall come into effect together with the Articles of Association amended in accordance with the requirement for domestically A Share listed companies.

Article 28 The Regulations shall be subject to the interpretation of the Board.

Article 29 Any matters not covered herein shall be handled in compliance with the domestic and overseas relevant laws, regulations, normative documents, Listing Rules and the Articles of Association.

Article 30 The phrases "more than" and "less than" are inclusive while "majority" and "exceed" are exclusive.


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